

ANNUAL REPORT 2011

It is **perseverance** which distinguishes the strong from the weak.



First Capital Bancorp, Inc.

FIRST CAPITAL BANCORP, INC. | Selected Financial Data

	2011	2010	2009
	At or for the Fiscal Years Ended December 31,		
	(In thousands, except ratios and per share amounts)		
Income Statement Data			
Interest income	$24,327	$26,430	$25,401
Interest expense	8,379	10,217	12,810
Net interest income	15,948	16,213	12,591
Provision for loan losses	9,441	8,221	2,285
Net interest income after provision for loan losses	6,507	7,992	10,306
Noninterest income	2,080	1,050	747
Noninterest expense	13,549	12,550	10,628
Income before income taxes	(4,962)	(3,508)	425
Income tax expense (benefit)	(1,886)	(1,336)	117
Net income	($3,076)	($2,172)	$308
Effective dividend on preferred stock	679	678	503
Net income (loss) available to common shareholders	($3,755)	($2,850)	($195)
Per Share Data			
Basic earnings (loss) per share	($1.26)	($0.96)	($0.07)
Diluted earnings per share	($1.26)	($0.96)	($0.07)
Book value per share	$10.11	$11.16	$12.14
Balance Sheet Data			
Assets	$541,690	$536,025	$530,396
Cash and cash equivalents	50,359	32,367	31,667
Securities available for sale	84,035	86,787	77,118
Securities held to maturity	2,884	2,389	1,453
Loans, net	360,969	386,209	397,120
Allowance for losses	9,271	10,626	6,600
Foreclosed assets	7,646	2,615	3,388
Bank owned life insurance	8,917	448	0
Deposits	440,199	426,871	422,134
FHLB advances	50,000	55,000	50,000
Subordinated debentures	7,155	7,155	7,155
Shareholders' equity	40,683	43,675	46,458
Average shares outstanding, basic	2,971	2,971	2,971
Average shares outstanding, diluted	2,971	2,971	2,971
Selected Performance Ratios			
Return on average assets	-0.58%	-0.41%	0.06%
Return on average equity	-7.11%	-4.74%	0.71%
Average yield on interest earning assets	4.91%	5.18%	5.38%
Average rate paid on interest-bearing liabilities	1.89%	2.28%	3.15%
Net interest margin, fully taxable equivalent	3.26%	3.20%	2.69%
Interest-earning assets to interest-bearing liabilities	114.70%	114.90%	116.72%
Efficiency ratio	75.16%	72.70%	79.68%
Capital Ratios			
Equity to total assets at end of period	7.51%	8.15%	8.76%
Average equity to average assets	8.13%	8.55%	8.84%
Tangible capital ratio	5.54%	6.18%	6.80%
Tier 1 risk-based capital ratio	11.60%	12.08%	12.36%
Total risk-based capital ratio	13.17%	13.74%	14.09%
Leverage ratio	8.37%	9.04%	10.01%
Asset Quality Ratios			
Non-performing loans to period-end loans	4.78%	6.82%	2.57%
Non-performing assets to total assets	4.68%	5.54%	1.96%
Net loan charge-offs (recoveries) to average loans	2.92%	0.92%	0.19%
Allowance for loan losses to loans outstanding at end of period	2.51%	2.78%	1.64%


Steve Lewis


Bonnie Ferguson


Billie Dykes


Kaki Nelson


Portia West


Matt Paciocco

Dear First Capital Bancorp, Inc. Shareholders and Friends:

Dear First Capital Bancorp, Inc. Shareholders and Friends:

On behalf of the Board of Directors and your dedicated team of First Capital Bank associates, we present First Capital Bancorp, Inc.'s 2011 Annual Report.

As our national and local economies continued to struggle in 2011, our shareholders, customers and employees continued to feel the effects. Like 2010, many of our customers were able to persevere and honor their obligations, however some were unable to do so as the underlying value of their assets deteriorated.

For those reasons the Company continued to focus on keeping its capital levels strong, its liquidity high and its allowance for loan losses at historically high levels. In the last 16 quarters, the Company has increased its allowance for loan losses by $22.9 million while net charge-offs totaled $16.1 million over the same period.

These large provisions for loan losses have come at the expense of earnings as the company lost approximately $3.1 million in 2011. At the same time, the Company's capital position remains strong at 13.17% or 317 basis points above well capitalized for regulatory capital purposes. At December 31, 2011, the Company and the Bank exceeded all regulatory capital requirements and were classified as well-capitalized for regulatory capital purposes.

The company and management remain focused on five key areas as we persevere through these challenging times.

- Improving Asset Quality
- Capital Preservation
- Liquidity
- Reducing Exposure to Real Estate Acquisition and Development Loans
- Improving Core Earnings

During the last half of 2011, the Company did see some improvement in its asset quality metrics. At December 31, 2011, the Company's nonaccrual loans had decreased to $17.7 million down from $23.9 million at December 31, 2010.

Through the growth in our core earnings and reduction in risk weighted assets, the Company and the Bank have been able to maintain relatively strong capital levels despite the aforementioned losses recognized in the loan portfolio and other real estate owned.

The Company continues to maintain high levels of liquidity and closely monitors its sensitivity to interest rate risk. To that end, at December 31, 2011, the Company had approximately $50.3 million in cash and cash equivalents on the balance sheet.

As a result of various actions, we have reduced real estate acquisition and development loan balances from a high of approximately 195% of capital to 108% at December 31, 2011. This level now nears recommended regulatory guidelines. We will continue to make every effort to further reduce the level of the Company's exposure to these types of loans.

Core operating results as measured by pre-provision, pre-tax earnings continued to show improvement. For the year ended December 31, 2011, pre-provision, pre-tax earnings were $4.8 million up from $4.7 million for the comparable period in 2010. Non-Interest income increased by $1 million to $2.1 million – a specified 2011 objective.

Total assets at December 31, 2011 were $541.7 million, an increase from December 31, 2010 of $5.7 million or 1.06%. Net loans decreased $25.2 million to $361.0 million down 6.5% from December 31, 2010. This was the result of a focused effort by the Bank to decrease its exposure to speculative real estate loans and dispose of nonperforming assets, while at the same time maintaining our already strong capital levels and the level of our allowance for loan losses.

Deposits have increased $13.3 million to $440.2 million, up 3.12% from December 31, 2010. Our deposit strategy was focused on decreasing noncore funding sources and single service CD relationships and increasing noninterest-bearing deposits accounts, which increased $6 million or 15.0% from December 31, 2010, a reflection of the growth of the First Capital franchise in our marketplace.

During this period of historically low interest rates the Company has been focused on keeping the balance sheet neutral to potential increases in interest rates. We feel this positions us well when interest rates eventually begin to increase.

On January 19, 2012 the company announced that it intends to conduct a $17.8 million rights offering, and that it has entered into a Standby Purchase Agreement with Kenneth R. Lehman, (the "Standby Purchaser") to facilitate the offering. If successful we believe it will go a long way toward putting the financial crisis of the past four years behind us and allow us to focus on providing quality community banking services to the Central Virginia marketplace.

Throughout the past four years of combating a challenging economic, financial and regulatory environment, the Company has continued to "do business" while simultaneously re-designing its internal structure and developing its franchise. We have never taken our eye off the obligations of positioning and promoting our franchise, rewarding our shareholders and competing in the marketplace. Examples of this "do business" spirit can be seen in the growth and positive trend lines in our DDA balances and core relationships. Internally, we continued to improve our credit analysis process and enhanced our commercial deposit and cash management capabilities. Within the community, we completed another highly successful "Stuff the Bus" campaign in 2011. Financially, non-interest income showed significant increases through the growth of First Capital Investment Group and the opening of a retail and wholesale mortgage operation in the latter part of 2011. Each of these initiatives was accomplished and/or implemented with an uncompromised commitment to the growth and success of our Company as we ultimately resolve those asset quality issues that have challenged our Company, our market and our industry.

The Executive Management Team salutes the steadfast and active leadership of the Board throughout this unique time in our history, as well as the uncompromised support of our tenured teammates and the new leaders that have joined our ranks with an enthusiastic eye toward the future. We never take for granted the support of our shareholders, clients and the community as we strive to position ourselves to thrive in the "new marketplace." The combination of all of these key leadership components has led to many successes in our five key areas of focus, and will be instrumental as we continue to serve, compete, expand and thrive in the Central Virginia marketplace – both for our shareholders and our clients. Our community has earned the right to have a successful bank where our local needs come first and "people matter." First Capital Bank is that bank.

Bob Watts
President & CEO
First Capital Bank

John Presley
CEO
First Capital Bancorp, Inc.

Grant Grayson
Chairman

It is **perseverance** which distinguishes the strong from the weak

Bank failures and closures have become a common occurrence in the new economy. They grab the headlines then their stories fade from the news while the customers and employees move on. The stories of the steadfast successes don't seem to be noteworthy to many, but to their customers who are helped by their services and the employees who depend on them, it is these successful businesses that truly embody the American dream. Surviving in the midst of obstacles. Staying on course in spite of discouragement. Dedicated to the long haul and achieving the goal.

First Capital Bank is one of those success stories. Since opening our doors in 1998, we have steadily grown our customer base and our portfolio to survive and thrive in the face of challenging economic conditions. True to our mission that "People Matter," we have never lost sight of our goals and kept marching forward to reach them. Our employees are a large part of our success. They bring not only their professional experience and particular expertise, but they bring their own personal strength and fortitude to help First Capital persevere and remain strong.



Be Compassionate

Ray Cilimberg, Senior Vice President and Private Client Group Executive, credits his family with giving him the foundation to persevere. "My grandparents raised my parents in Richmond during the Great Depression. They worked multiple jobs, standing on their feet 12 or more hours in a day to provide for their families. Their personal struggles made them stronger people, and they shared their values with me many times during my formative years." Additionally, Cilimberg continues, "My personal experiences with raising a handicapped child and watching as family members and close friends struggle with disease, have made me compassionate about the hardships others may be experiencing. I genuinely feel for them, and while I can't always give them what they ask for, I can make every effort to understand their disappointment and struggles."

Cilimberg has seen a lot of changes in his customer interactions over recent years. Drawing on his personal foundation has allowed him to better serve First Capital's customers and usher them through. "I am not sure if the statistics support this statement," he says, "but I have personally seen a large number of divorces occur during these tough economic times. I have counseled and consoled customers who are experiencing tough economic and personal hardships. There are times when "no" is the right answer for all involved, but it is how you say it that matters."

Of course, being compassionate can also weigh heavily on Cilimberg, emphasizing the fact that at the end of the day, First Capital is about people. "For a community banker, one of the greatest joys we experience is helping a small business client succeed. We want to help them own their business's property, help them purchase new equipment, and provide working capital to grow their business. In recent times, we work with a client for weeks, months and sometimes longer in search of a winning solution. I don't think clients realize how much their banker enjoys celebrating that 'win' with them too."



Play to Your Strengths

Finding the "wins" in the current business climate isn't impossible. It just takes a more focused approach and the determination to see it through. Ron Voli, Senior Vice President and Director of Mortgage Operations clearly understands this sentiment. "I really liked to play basketball when I was younger," he says. "Unfortunately, I am only


Jennifer Magner


Haley Clark


Mindy Roland


Darlene Majcen


Cindy Lessin


Carol Adkins

5'6" and I quickly realized that I was not going to get a lot of layup opportunities or easy shots. I figured out that I needed to learn to shoot from very far away if I wanted to compete. I spent hours in my driveway pretending to take last second shots for the New York Knicks and shooting from ridiculous distances. Obviously I never played professionally, but no one ever wanted to challenge me to a game of H.O.R.S.E!"

This attitude of playing your strengths and not your weaknesses followed Voli into his job working for a family business. Up against the big box stores, his brother-in-law's printing and office supply store couldn't compete on price or variety. Instead of giving up, they exploited their customer service and concentrated on offering specialty office supplies like those for architects and engineers.

Voli sees this strategy play out daily in his work for First Capital. "Over the years, many mega banks added risky mortgage products to make the quick buck for their stockholders, harming customer relationships and ultimately causing some of the horrific economic conditions we are still experiencing," he observes. "First Capital, however, decided to take the "slow and steady wins the race" approach, concentrating on the core products that customers need, keeping operational costs down, and improving efficiencies for the long term. By playing to our strengths, we've emerged a leader in the marketplace and a reliable financial institution that our customers and investors can depend on."



Develop Strong Relationships

Being dependable may be an old-fashioned ideal in business, but having friends she could depend on helped Niki White, Vice President and Controller, when she needed it most. When White lost her job two years ago because of the economy, she didn't panic. She was anxious, but being faced with supporting her family she shifted into survivor mode. Drawing on the strong relationships she developed in the business community over the ten years she lived in Richmond, she heard from friends and colleagues and was offered a position within two weeks. She says, "It was very reassuring to have my phone ring the day after losing my job. Former clients, coworkers, and others in the CPA community reached out and offered their help and brainstormed with me about how I could put my network into action."

After starting her new position, White knew almost immediately that it wasn't a good fit for her. While the situation was not ideal, it allowed her to preserve her family and finances and she poured her professionalism and expertise into her tasks. She continued maintaining her network of relationships, confident that an opportunity would present itself and prove to be a better fit.

Another referral panned out and she landed her position with First Capital Bank. "I knew immediately that this was the right place to be. I can see myself being a critical component of the successful future of First Capital Bank. Being in a place "Where People Matter" makes all the difference. To go to work each day knowing that you are operating a business that keeps other businesses growing is such a rewarding experience." Relationships are critical to building a strong community. White adds, "I surround myself with strong people and maintain good relationships. It's those connections that will get you through the tough times."

We Will Not Give Up

The leadership at First Capital Bank is proud of our employees and their perseverance. They come to work every day to help our customers overcome struggles and find a path to financial success. With their dedication and the vision for our company, First Capital stays out of the headlines, but is deeply engrained in the community. We will not give up. We will build on our strengths, nurture our relationships and develop our compassion to grow our business and help our customers succeed. We will persevere.


Logan Taylor


Thomas Hawkes


Janay Barnes


Brandy Harris


Sharon Bales


Jody Matassa

The Team at FIRST CAPITAL BANCORP, INC.

We are proud of the excellent service we offer to each and every person who comes through our doors. Listed below are the First Capital Bank team members who make that service possible and deliver it with enthusiastic professionalism every day.

Carol Adkins, Assistant Branch Manager
Barry Almond, SVP/Sr. Retail Banking Leader
Luci Armistead-Jones, Loan Operations Specialist
Gary Armstrong, EVP/Commercial Banking Group Manager
Sharon Bales, Loan Operations Project Manager
Janay Barnes, Teller
Diane Bell, Vault Teller
Joanne Bennett, AVP/BSA Officer
Bill Bien, EVP/Sr. Lending Officer
Ben Bowers, Operations Wire Clerk
Suzi Breen, Teller
Carol Brickey, VP/Human Resources Director
Sara Brugh, Customer Service Rep
Karen Caruthers, Vault Teller
Ray Cilimberg, SVP/Private Client Executive
Haley Clark, Teller
Dennis Coward, Courier
Patty Cuccia, SVP/Operations
Sandy Dang, Vault Teller
Kimberley Davis, Sr. Real Estate Loan Administrator
Ranae Davis, Teller
Cris Dudding, Retail Banking Center Liaison
Adrienne Duffy, Mortgage Underwriter
Billie Dykes, Sr. Loan Administrator
Melissia Eck, AVP/Branch Manager/Retail Bank. Bus. Dev. Leader
Christina England, Vault Teller
Lisa Farwell, VP/Branch Manager/Retail Bank. Operations Leader
Andy Ferguson, EVP/ Chief Credit Officer
Bonnie Ferguson, Sr. Deposit Specialist
Dale Foster-Jenkins, Mortgage Receptionist
Kim Gregory, Assistant Branch Manager
Desiree Harlow, Branch Manager
Denise Harney, Mortgage Post Close Supervisor
Brandy Harris, Customer Service Rep./Float Team
Karen Harris, Mortgage Closer
Nicky Harris, AVP/Consumer Credit Manager
Thomas Hawkes, Teller
Kyle Hendricks, VP/Commercial Lending Officer
Margaret Hernandez, VP/Private Banker
Wendy Jones, Teller
Sherri Kolanko, Teller
Brian Lange, VP/Branch Manager/ Retail Bank. Leader
Cindy Lessin, Customer Service Rep./Float Team
Steve Lewis, VP/Director of IT
Melissa Lynch, Assistant Branch Manager
Jennifer Magner, Assistant Branch Manager
Darlene Majcen, Vault Teller
Kathy Martin, Assistant Branch Manager
Jody Matassa, Teller
Laura McCombs, VP/Commercial Lending Officer
Bruce McCook, AVP/Investment Executive
Buffie Meadows, Assistant Branch Manager
Jerry Meek, Courier
Michael Mercatante, VP/Security Officer
Ellen Moore, Mortgage Post Closer
Beth Ann Mumford, Branch Manager
Kaki Nelson, Loan Review Officer
Ashley Newsome, Loan Operations Specialist
Anh Nguyen, BSA Administrator
Beth Nilles, VP/Lending Administration
Lisa Owen, VP/Mortgage Operations
Matt Paciocco, AVP/Sr. Credit Analyst
Jamie Palmore, Operations Specialist
Karen Plummer, AVP/Branch Manager
John Presley, Managing Director & CEO
Shelley Putney, AVP/Treasury Mgmt. & Dep. Serv. Officer
Will Ranson, EVP/Chief Financial Officer
Stacy Ray, Loan Operations Asst. Manager
Peggy Robbins, IRA Administrator
Mindy Roland, Customer Service Rep./Float Team
Teresa Salvia, Loan Production Manager
Ray Santelli, SVP/Special Assets Team Leader
Terri Santora, Retail Banking Center Liaison
Jeane Schall, Executive Asst. & Board Secretary
Jessica Scimone, Retail Banking Center Liaison
Jim Sedlar, EVP/Chief Operating Officer
Nikki Shibley, Vault Teller
Leslie Sinclair, Loan Operations Specialist
Trudy Smith, Loan Support Specialist
Regina Sobey, Sr. Mortgage Loan Officer
Falon Stephenson, Teller
Daily Stern, Loan Review Specialist
Zenola Studwood, Vault Teller
Logan Taylor, Customer Service Rep./Float Team
Lazette Thomas, Loan Support Specialist
Synda Thomas, Assistant Branch Manager
Marnie Triscari, AVP/Branch Manager
Melinda Vance, Mortgage Coordinator
Ron Voli, SVP/Dir. Of Mortgage Operations
Del Ward, SVP/Business Banking Team Leader
Bob Watts, CEO/President
Portia West, Loan Administrator
Niki White, VP/Controller
Tiffany Wimberly, Mortgage Processor

Locations

Westmark Branch
11001 W. Broad Street
Glen Allen, VA 23060

Phone Number: (804) 273-9300

Ashland Branch
409 S. Washington Highway
Ashland, VA 23005

Phone Number: (804) 752-0090

Chesterfield Branch
1580 Koger Center Blvd. Suite C
Richmond, VA 23235

Phone Number : (804) 378-5661

Staples Mill Branch
1776 Staples Mill Road
Richmond, VA 23230

Phone Number : (804) 358-5734

Three Chopt Branch
7100 Three Chopt Road
Richmond, VA 23226

Phone Number: (804) 281-4182

James Center Branch
One James Center
901 East Cary Street, Suite 100
Richmond, VA 23219

Phone Number: (804) 644-2340

Bon Air Branch
2810 Buford Road
Richmond, VA 23235

Phone Number: (804) 267-1492

Corporate Office
4222 Cox Road
Glen Allen, VA 23060

Phone Number: (804) 273-1160



Board of Directors



Seated Left to Right

Robert G. Watts, Jr.	President and CEO, First Capital Bank.
Grant Grayson	Shareholder in the law firm of LeClairRyan, a professional corporation.
John Presley	Managing Director and CEO, First Capital Bancorp, Inc.
Richard W. Wright	Investor and Former Chairman James River Group, an Insurance Holding Company. President and Director of the Wright Group.

Standing Left to Right

Joseph C. Stiles, Jr.	Owner and President of Luck Chevrolet, Inc., an automobile dealership.
Gerald Blake	Owner, Exit First Realty
Debra L. Richardson	President and Owner of Business and Healthcare Solutions, PLC , which specializes in financial strategies for business and healthcare providers.
Yancey S. Jones	Executive Vice President, The Supply Room Companies/Mega Office Furniture/ Frank Parsons Company
Gerald Yospin	Owner of commercial real estate and Former Senior Associate and Member of the Retail Brokerage Department of Grubb and Ellis/Harrison and Bates, Inc.

Our Core Values:

To Nurture our Clients, Reward our Shareholders, Inspire our Employees and Embrace our Community.

At First Capital Bank, whether you're a customer, shareholder or employee, we accomplish this through our dedication to One Simple Principle...

"People Matter."

First Capital Bancorp, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 001-33543

FIRST CAPITAL BANCORP, INC.

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of Incorporation or organization)	**11-3782033** (I.R.S. Employer Identification No.)
4222 Cox Road, Suite 200 **Glen Allen, Virginia** (Address of principal executive offices)	**23060** (Zip Code)

Registrant's telephone number, including area code **(804)-273-1160**

Securities registered under Section 12(b) of the Exchange Act:

Common Stock, $4.00 par value **(Title of Class)**	**NASDAQ Capital Market** **(Name of each Exchange on which registered)**

Securities registered under Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act
Yes ☐ No ☒

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days [x] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [x] Yes [ ] No

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [x] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [x]

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. The aggregate market value of the voting stock held by non-affiliates computed based on a sale price of $2.05 for the Bank's common stock on March 23, 2012 is approximately $5.3 million.

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes [ ] No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of March 23, 2012: 2,971,171 Shares of Common Stock, $4.00 par value.

DOCUMENTS INCORPORATED BY REFERENCE

None

Transitional Small Business Disclosure Format (Check One): Yes [ ] No [x]

FIRST CAPITAL BANCORP, INC.

FORM 10-K

Fiscal Year Ended December 31, 2011

TABLE OF CONTENTS

PART I

Item 1. Business 5
Item 2. Properties 19
Item 3. Legal Proceedings 20
Item 4. Mine Safety Disclosures 20

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters 20
Item 6. Selected Financial Data 21
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 23
Item 8. Financial Statements 42
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures 42
Item 9A. Controls and Procedures 42
Item 9B. Other Information 43

PART III

Item 10. Directors and Executive Officers of the Registrant 43
Item 11. Executive Compensation 48
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 52
Item 13. Certain Relationships and Related Transactions, and Director Independence 54
Item 14. Principal Accountant Fees and Services 54

PART IV

Item 15. Exhibits 55

SIGNATURES 68

EXHIBITS

PART I

Company

First Capital Bancorp, Inc. is a bank holding company headquartered in Glen Allen, Virginia. We conduct our primary operations through our wholly-owned subsidiary, First Capital Bank, which opened for business in 1998.

We emphasize personalized service, access to decision makers and a quick turn around time on lending decisions. Our slogan is "Where People Matter." We have a management team, officers and other employees with extensive experience in our primary market which is the Richmond, Virginia metropolitan area. We strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to those offered by larger banks in our market area.

First Capital Bank operates seven full service branch offices (alternatively referred to herein as "branches" and "offices"), throughout the greater Richmond metropolitan area. Our bank engages in a general commercial banking business, with a particular focus on the needs of small and medium-sized businesses and their owners and key employees, and the professional community.

We continued to experience moderate asset growth during 2011, as we focused our effort on improving the quality of our loan portfolio. As of December 31, 2011, we had assets of $541.7 million, a $5.7 million, or 1.06%, increase from December 31, 2010. The continued difficult economic conditions in the real estate market in 2011 significantly affected our profitability as we made significant additions to our allowance for loan losses during the year. For 2011, our net loss was $3.1 million compared to a net loss for 2010 of $2.2 million. Our earnings per diluted share after payment of TARP dividends and accretion of discount for 2011 was a loss of $1.26 compared to a loss of $0.96 for 2010. The continued softness of the real estate market, unemployment and the difficulties of the financial sector will continue to adversely affect our profitability.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain information contained in this Report on Form 10-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "we expect," "we believe" or words of similar import.

Such forward-looking statements involve known and unknown risks including, but not limited to, the following factors:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- our ability to continue to attract low cost core deposits to fund asset growth;
- changes in interest rates and interest rate policies and the successful management of interest rate risk;
- maintaining cost controls and asset quality as we open or acquire new locations;
- maintaining capital levels adequate to support our growth and operations;
- changes in general economic and business conditions in our market area;
- reliance on our management team, including our ability to attract and retain key personnel;

- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior; and
- changes in banking and other laws and regulations applicable to us

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

ITEM 1. BUSINESS

General

First Capital Bancorp, Inc. is a bank holding company that was incorporated under Virginia law in 2006. Pursuant to a statutory share exchange that was effective on September 8, 2006, we became a bank holding company. We conduct our primary operations through our wholly owned subsidiary, First Capital Bank, which is chartered under Virginia law. We have one other wholly owned subsidiary, FCRV Statutory Trust 1, which is a Delaware Business Trust that we formed in connection with the issuance of trust preferred debt in September, 2006.

Our principal executive offices are located at 4222 Cox Road, Glen Allen, Virginia 23060, and our telephone number is (804) 273-1160. We maintain a website at www.1capitalbank.com.

First Capital Bank, a Virginia banking corporation headquartered in Glen Allen, Virginia, was incorporated under the laws of the Commonwealth of Virginia as a state-chartered bank in 1997. The bank is a member of the Federal Reserve System and began banking operations in late 1998. The bank is a community oriented financial institution that offers a full range of banking and related financial services to small and medium-sized businesses, professionals and individuals located in its market area. This market area consists of the Richmond, Virginia metropolitan area, with a current emphasis on western Henrico County, Chesterfield County, the City of Richmond, the Town of Ashland, and the surrounding vicinity. The bank's goal is to provide its customers with high quality, responsive and technologically advanced banking services. In addition, the bank strives to develop personal, knowledgeable relationships with its customers, while at the same time it offers products comparable to those offered by larger banks in its market area. We believe that the marketing of customized banking services has enabled the bank to establish a niche in the financial services marketplace in the Richmond metropolitan area.

The bank currently conducts business from its executive offices, seven branch locations, and a mortgage brokerage office. See "Item 2 – Description of Property".

Products and Services

We offer a full range of deposit services that are typically available in most banks including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts (IRAs).

We also offer a full range of short-to-medium term commercial and consumer loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured (and unsecured loans) for financing automobiles, home improvements, education and personal investments. Additionally, we originate fixed and floating-rate mortgage and real estate construction and acquisition loans.

Other services we offer include safe deposit boxes, certain cash management services, traveler's checks, direct deposit of payroll and social security checks and automatic drafts for various accounts, selected on-line banking services and a small and medium-sized businesses courier service. We also have become associated with a shared network of automated teller machines (ATMs) that may be used by our customers throughout Virginia and other states located in the Mid-Atlantic region.

Our Market Area

Our primary market is the Richmond, Virginia metropolitan area, which includes Chesterfield County, Henrico County, Hanover County, the Town of Ashland and the City of Richmond. Richmond is the capital of Virginia. All of our branches are located in the Central Virginia metropolitan area. The Central Virginia metropolitan area is the third-largest metropolitan area in Virginia and is one of the state's top growth markets based on population and median household income.

Our market area has been subject to large scale consolidation of local banks, primarily by larger, out-of-state financial institutions. We believe that there is a large customer base in our market area that prefers doing business with a local institution. We seek to fill this banking need by offering timely personalized service, while making it more convenient by continuing to build our branch network throughout the Richmond metropolitan area where our customers live and work. We have made significant investments in our infrastructure and believe our current operating platform is sufficient to support a substantially larger banking institution without incurring meaningful additional expenses.

Employees

As of March 22, 2012, we had a total of 91 full time equivalent employees. We consider relations with our employees to be excellent. Our employees are not represented by a collective bargaining unit.

Economy

The current economic recession, which economists suggest began in late 2007, became a major recognizable force in the late summer or early fall of 2008 in the United States and locally. Since then, the stock markets have dropped sharply, foreclosures have increased dramatically, unemployment has risen significantly, the capital and liquidity of financial institutions have been severely challenged and credit markets have been greatly reduced. In the U.S., the government has provided support for financial institutions in order to strengthen capital, increase liquidity and ease the credit markets.

Competition

We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Richmond metropolitan area and elsewhere. Many of our non-bank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such non-bank competitors may have certain advantages over us in providing certain services.

Our primary market area is a highly competitive, highly branched banking market. Competition in the market area for loans to small and medium-sized businesses and professionals is intense, and pricing is important. Many of our competitors have substantially greater resources and lending limits than us and offer certain services, such as extensive and established branch networks, that we are not currently providing. Moreover, larger institutions operating in the Richmond metropolitan area have access to borrowed funds at lower cost than the funds that are presently available to us. Deposit competition among institutions in the market area also is strong. Competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, among other sources.

Governmental Monetary Policies

Our earnings and growth are affected not only by general economic conditions, but also by the monetary policies of various governmental regulatory authorities, particularly the Federal Reserve Bank ("FRB"). The FRB implements national monetary policy by its open market operations in United States Government securities, control of the discount rate and establishment of reserve requirements against both member and nonmember financial institutions' deposits. These actions have a significant effect on the overall growth and distribution of loans, investments and deposits, as well as the rates earned on loans, or paid on deposits.

Our management is unable to predict the effect of possible changes in monetary policies upon our future operating results.

Lending Activities

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on various factors. The risks associated with real estate mortgage loans, commercial loans and consumer loans vary based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies based on the supply and demand for the type of real estate under construction. In an effort to manage these risks, we have loan amount approval limits for individual loan officers based on their position and level of experience.

We have written policies and procedures to help manage credit risk. We use a loan review process that includes a portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and annual independent third party portfolio reviews to establish loss exposure and to monitor compliance with policies. Our loan approval process includes our Management Loan Committee, the Loan Committee of the Board of Directors and, for larger loans, the Board of Directors. Our Chief Credit Officer is responsible for reporting to the Directors monthly on the activities of the Management Loan Committee and on the status of various delinquent and non-performing loans. The Loan Committee of the Board of Directors also reviews lending policies proposed by management. Our Board of Directors establishes our total lending limit and approves proposed lending policies approved by the Loan Committee of the Board.

Loan Originations

Real estate loan originations come primarily through direct solicitations by our loan officers, continued business from current customers, and through referrals. Construction loans are obtained by solicitations of our construction loan officers and continued business from current customers. Commercial real estate loan originations are obtained through broker referrals, direct solicitation by our loan officers and continued business from current customers.

Our loan officers, as part of the application process, review all loan applications. Information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on our experience and credit underwriting guidelines. Income producing real estate collateral for loans in excess of $250 thousand are appraised by independent appraisers who have been pre-approved by meeting the requirement of providing a current and valid license certification and based on the lender's experience with these appraisers. Evaluations for real estate collateral for loans less than $250 thousand are made by the loan officer.

In the normal course of business, we make various commitments and incur certain contingent liabilities that are disclosed but not reflected in our annual financial statements including commitments to extend credit. At December 31, 2011, commitments to extend credit totaled $72.0 million.

Construction Lending

We make local construction and land acquisition and development loans. Residential houses and commercial real estate under construction and the underlying land secure construction loans. At December 31, 2011, construction, land acquisition and land development loans outstanding were $58.3 million, or 15.8% of total loans. These loans are concentrated in our local markets. Lending activity in this area has been significantly curtailed in the last 36 months due to the overall economy. Because the interest rate charged on these loans usually floats with the market, these loans assist us in managing our interest rate risk. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the value of the building under construction is only estimable when the loan funds are disbursed. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 80% of appraised value in addition to analyzing the creditworthiness of the borrowers. We also obtain a first lien on the property as security for construction loans and typically require personal guarantees from the borrower's principal owners.

Commercial Business Loans

Commercial business loans generally have a higher degree of risk than loans secured by real property but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. We have a loan review and monitoring process to regularly assess the repayment ability of commercial borrowers. At December 31, 2011, commercial loans totaled $37.9 million, or 10.3% of the total loan portfolio.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area including commercial buildings and offices, recreational facilities, small shopping centers, churches and hotels. At December 31, 2011, commercial real estate loans totaled $143.0 million, or 38.6% of our total loans. We may lend up to 80% of the secured property's appraised value. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economic environment. Our commercial real estate loan underwriting criteria requires an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we typically require personal guarantees or endorsements of the borrowers' principal owners. In addition, we carefully evaluate the location of the security property.

Residential Real Estate Lending

Residential real estate loans at December 31, 2011, accounted for $127.5 million, or 34.5% of our total loan portfolio. Residential first mortgage loans represent $82.2 million or 64.5% of total residential real estate loans and are primarily made up of investor loans to qualified borrowers leasing property. Multifamily and home equity loans represent $21.0 million and $18.1 million, respectively, and junior liens account for $6.2 million of total residential real estate loans.

All residential mortgage loans originated by us contain a "due-on-sale" clause providing that we may declare the unpaid principal balance due and payable upon sale or transfer of the mortgaged premises. In connection with residential real estate loans, we require title insurance, hazard insurance and if appropriate, flood insurance. We do not require escrows for real estate taxes and insurance.

Consumer Lending

We offer various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, boat loans, deposit account loans, installment and demand loans and credit cards. At December 31, 2011, we had consumer loans of $3.3 million or 0.88% of total loans. Such loans are generally made to customers with whom we have a pre-existing relationship. We currently originate all of our consumer loans in our market area.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as loans secured by rapidly depreciable assets such as automobiles. Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment as a result of the greater likelihood of damage, loss or depreciation. Due to the relatively small amounts involved, any remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

The underwriting standards we employ to mitigate the risk for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

SUPERVISION AND REGULATION

General. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. As a state-chartered commercial bank, First Capital Bank (the "Bank") is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve Board. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following sections summarize the significant federal and state laws applicable to the Company and its subsidiaries. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act. Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company level are limited to the following:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company 25% or more of any class of voting securities of the bank holding company. Prior notice to the Federal Reserve is required if a person acquires 10% or more, but less than 25%, of any class of voting securities of a bank or bank holding company and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act ("GLBA"), which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although the Company has not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, the Company may elect do so in the future.

Payment of Dividends. The Company is a legal entity separate and distinct from the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's current earnings are sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Bank paid no dividends to the Company during 2011 and 2010.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Insurance of Accounts, Assessments and Regulation by the FDIC. The Bank's deposits are insured up to applicable limits by the FDIC. The FDIC amended its risk-based assessment system in 2007 in which, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. Effective April 1, 2011, the assessment base is an institution's average consolidated total assets less average tangible equity, and the initial base assessment rates will be between 5 and 35 basis points depending on the institutions risk category, and subject to potential adjustment based on certain long-term unsecured debt and brokered deposits held by the institution.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act permanently raised the standard maximum deposit insurance amount to $250,000. The legislation did not change coverage for retirement accounts, which continues to be $250,000. Beginning December 31, 2010 through December 31, 2012, all deposits held in non-interest bearing transaction accounts at FDIC insured institutions will be fully insured regardless of the amount in the account.

Capital Requirements. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital must be composed of "Tier 1 Capital", which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are as follows:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the leverage ratio.

Under these regulations, a bank will be classified as follows:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8%, a Tier 1 Capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The Dodd-Frank Act contains a number of provisions dealing with capital adequacy of insured depository institutions and their holding companies, which may result in more stringent capital requirements. Under the Collins Amendment to the Dodd-Frank Act, federal regulators have been directed to establish minimum leverage and risk-based capital requirements for, among other entities, banks and bank holding companies on a consolidated basis. These minimum requirements can't be less than the generally applicable leverage and risk-based capital requirements established for insured depository institutions nor quantitatively lower than the leverage and risk-based capital requirements established for insured depository institutions that were in effect as of July 21, 2010. These requirements in effect create capital level floors for bank holding companies similar to those in place currently for insured depository institutions. The Collins Amendment also excludes trust preferred securities issued after May 19, 2010 from being included in Tier 1 capital unless the issuing company is a bank holding company with less than $500 million in total assets. Trust preferred securities issued prior to that date will continue to count as Tier 1 capital for bank holding companies with less than $15 billion in total assets, and such securities will be phased out of Tier 1 capital treatment for bank holding companies with over $15 billion in total assets over a three-year period beginning in 2013. Accordingly, the Company's trust preferred securities will continue to qualify as Tier 1 capital.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan acceptable to the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain well capitalized under these guidelines.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent.

For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

Federal Reserve System. In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution.

The reserve percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.

Transactions with Insiders. The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

The Dodd-Frank Act also provides that banks may not "purchase an asset from, or sell an asset to" a bank insider (or their related interests) unless (i) the transaction is conducted on market terms between the parties, and (ii) if the proposed transaction represents more than 10 percent of the capital stock and surplus of the bank, it has been approved in advance by a majority of the bank's non-interested directors.

Community Reinvestment Act. Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The

Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws. In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions are also subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the new law makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The new law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Bank Secrecy Act. Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The USA PATRIOT Act, enacted in response to the September 11, 2001 terrorist attacks, requires bank regulators to consider a financial institution's compliance with the BSA when reviewing applications from a financial institution. As part of its BSA program, the USA PATRIOT Act also requires a financial institution to follow recently implemented customer identification procedures when opening accounts for new customers and to review lists of individuals and entities who are prohibited from opening accounts at financial institutions.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act establishes: (i) new requirements for audit committees, including independence, expertise, and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions become effective over a period of time and are subject to rulemaking by the SEC. Because the Company's common stock is registered with the SEC, it is currently subject to this Act.

Future Regulatory Uncertainty Because federal and state regulation of financial institutions changes regularly and is the subject of constant legislative debate, the Company cannot forecast how federal and state regulation of financial institutions may change in the future and, as a result, impact our operations. Although Congress and the state legislature in recent years have sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, the Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Incentive Compensation. In June 2010, the Federal Reserve issued a final rule on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. Banking organizations are instructed to review their incentive compensation policies to ensure that they do not encourage excessive risk-taking and implement corrective programs as needed. The Federal Reserve Board will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Bank, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions.

Dodd-Frank Act. In July 2010, the Dodd-Frank Act was signed into law, incorporating numerous financial institution regulatory reforms. Many of these reforms will be implemented over the course of 2011 and beyond through regulations to be adopted by various federal banking and securities regulatory agencies. The Dodd-Frank Act implements far-reaching reforms of major elements of the financial landscape, particularly for larger financial institutions. Many of its provisions do not directly impact community-based institutions like the Bank. For instance, provisions that regulate derivative transactions and limit derivatives trading activity of federally-insured institutions, enhance supervision of "systemically significant" institutions, impose new regulatory authority over hedge funds, limit proprietary trading by banks, and phase-out the eligibility of trust preferred securities for Tier 1 capital are among the provisions that do not directly impact the Bank either because of exemptions for institutions below a certain asset size or because of the nature of the Bank's operations. Provisions that could impact the Bank include the following:

- *FDIC Assessments.* The Dodd-Frank Act changes the assessment base for federal deposit insurance from the amount of insured deposits to average consolidated total assets less its average tangible equity. In addition, it increases the minimum size of the Deposit Insurance Fund ("DIF") and eliminates its ceiling, with the burden of the increase in the minimum size on institutions with more than $10 billion in assets.

- *Deposit Insurance.* The Dodd-Frank Act makes permanent the $250,000 limit for federal deposit insurance and provides unlimited federal deposit insurance until December 31, 2012 for non-interest-bearing demand transaction accounts at all insured depository institutions.

- *Interest on Demand Deposits.* The Dodd- Frank Act also provides that, effective one year after the date of enactment, depository institutions may pay interest on demand deposits, including business transaction and other accounts.

- *Interchange Fees.* The Dodd-Frank Act requires the Federal Reserve to set a cap on debit card interchange fees charged to retailers. While banks with less than $10 billion in assets, such as the Bank, are exempted from this measure, it is likely that all banks could be forced by market pressures to lower their interchange fees or face potential rejection of their cards by retailers.

- *Consumer Financial Protection Bureau.* The Dodd-Frank Act centralizes responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, responsible for implementing federal consumer protection laws, although banks below $10 billion in assets will continue to be examined and supervised for compliance with these laws by their federal bank regulator.

- *Mortgage Lending.* New requirements are imposed on mortgage lending, including new minimum underwriting standards, prohibitions on certain yield-spread compensation to mortgage originators, special consumer protections for mortgage loans that do not meet certain provision qualifications, prohibitions and limitations on certain mortgage terms and various new mandated disclosures to mortgage borrowers.

- *Holding Company Capital Levels.* Bank regulators are required to establish minimum capital levels for holding companies that are at least as stringent as those currently applicable to banks. In addition, all trust preferred securities issued after May 19, 2010 will be counted as Tier 2 capital, but the Company's currently outstanding trust preferred securities will continue to qualify as Tier 1 capital.

- *De Novo Interstate Branching.* National and state banks are permitted to establish de novo interstate branches outside of their home state, and bank holding companies and banks must be well-capitalized and well managed in order to acquire banks located outside their home state.

- *Transactions with Affiliates.* The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained.

- *Transactions with Insiders.* Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.

- *Corporate Governance.* The Dodd-Frank Act includes corporate governance revisions that apply to all public companies, not just financial institutions, including with regard to executive compensation and proxy access to shareholders.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, and their impact on the Company or the financial industry is difficult to predict before such regulations are adopted.

Filings with the SEC

The Company files annual, quarterly, and other reports under the Securities Exchange Act of 1934 with the SEC. These reports and this Form 10-K are posted and available at no cost on the Company's investor relations website, *http://www.1capitalbank.com*, as soon as reasonably practicable after the Company files such documents with the SEC. The information contained on the Company's website is not a part of this Form 10-K. The Company's filings are also available through the SEC's website at *www.sec.gov.*

ITEM 2. PROPERTIES

Our banking offices are listed below. We conduct our business from the properties listed below. Except for our Corporate, Ashland, WestMark, and Three Chopt offices, which we own, we lease our other offices under long term lease arrangements. All of such leases are at market rental rates and they are all with unrelated parties having no relationship or affiliation with us except for the Wholesale Mortgage office, which is owned by an officer of the Bank.

Office Location	Date Opened
WestMark Office (1) 11001 West Broad Street Glen Allen, Virginia 23060	1998
Ashland Office 409 South Washington Highway Ashland, Virginia 23005	2000
Chesterfield Towne Center Office 1580 Koger Center Boulevard Richmond, Virginia 23235	2003
Staples Mill Road Office 1776 Staples Mill Road Richmond, Virginia 23230	2003
Bon Air Office 2810 Buford Road Richmond, Virginia 23235	2008
Three Chopt Office (2) 7100 Three Chopt Road Richmond, Virginia 23229	2006
James Center Office One James Center 901 East Cary Street Richmond, Virginia 23219	2007
Wholesale Mortgage Office	2011

5001 Craig Rath Boulevard
Midlothian, Virginia 23112

(1) Relocation of our Innsbrook leased office to an owned free standing site across the street in September 2008.
(2) Relocated from 1504 Santa Rosa Road, Richmond, Virginia in February 2009 to an owned free standing site.

Our corporate office, which we opened in 2003 and purchased in 2010, is located at 4222 Cox Road, Glen Allen, Virginia 23060.

All of our properties are in good operating condition and are adequate for our present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Our management does not believe that such legal proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock was approved for listing on the Nasdaq Capital Markets as of June 7, 2007 under the symbol "FCVA". Trading under that symbol began June 14, 2007.

The following table shows high and low sale prices for our common stock, as reported to us, for the periods indicated.

2011	High	Low
1st Quarter	$ 4.54	$ 3.55
2nd Quarter	$ 5.00	$ 3.30
3rd Quarter	$ 4.18	$ 2.45
4th Quarter	$ 2.77	$ 1.60

2010		
1st Quarter	$ 8.50	$ 4.85
2nd Quarter	$ 9.25	$ 6.35
3rd Quarter	$ 7.45	$ 2.95
4th Quarter	$ 3.73	$ 2.90

The foregoing transactions may not be representative of all transactions during the indicated periods or of the actual fair market value of our common stock at the time of such transaction due to the infrequency of trades and the limited market for our common stock.

First Capital Bancorp, Inc. does not pay a cash dividend and does not have the intention to pay a cash dividend in the foreseeable future.

There were 2,971,171 shares of the Company's common stock outstanding at the close of business on December 31, 2011. As of March 21, 2012, there were approximately 614 shareholders of record of our common stock.

ITEM 6. SELECTED FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data for fiscal years have been derived from our audited financial statements for each of the five years that ended December 31, 2011, 2010, 2009, 2008, and 2007. You also should read the detailed information and the financial statements for all of such periods included elsewhere in this Report on Form 10-K.

First Capital Bancorp, Inc.
Selected Financial Data

	At or for the Fiscal Years Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except ratios and per share amounts)				
Income Statement Data:					
Interest income	$24,327	$26,430	$25,401	$24,044	$20,356
Interest expense	8,379	10,217	12,810	12,996	10,563
Net interest income	15,948	16,213	12,591	11,048	9,793
Provision for loan losses	9,441	8,221	2,285	2,924	676
Net interest income after provision for loan losses	6,507	7,992	10,306	8,124	9,117
Noninterest income	2,080	1,050	747	744	809
Noninterest expense	13,549	12,550	10,628	8,560	7,259
Income before income taxes	(4,962)	(3,508)	425	308	2,667
Income tax expense (benefit)	(1,886)	(1,336)	117	138	925
Net income	($3,076)	($2,172)	$308	$170	$1,742
Effective dividend on preferred stock	$679	$678	$503	$0	$0
Net income (loss) allocable to common shareholders	($3,755)	($2,850)	($195)	$170	$1,742
Per Share Data:					
Basic earnings per share	($1.26)	($0.96)	($0.07)	$0.06	$0.72
Diluted earnings per share	($1.26)	($0.96)	($0.07)	$0.06	$0.71
Book value per share	$10.11	$11.16	$12.14	$11.92	$11.73
Balance Sheet Data:					
Assets	$541,690	$536,025	$530,396	$431,553	$351,867
Cash and cash equivalents	50,359	32,367	31,667	15,354	16,780
Securities available for sale	84,035	86,787	77,118	30,523	32,825
Securities held to maturity	2,884	2,389	1,453	1,454	-
Loans, net	360,969	386,209	397,120	36,744	296,723
Allowance for loan losses	9,271	10,626	6,600	5,060	2,489
Foreclosed assets	7,646	2,615	3,388	2,158	-
Bank owned life insurance	8,917	448	-	-	-
Deposits	440,199	426,871	422,134	334,300	255,108
FHLB advances	50,000	55,000	50,000	50,000	40,000
Subordinated debentures	7,155	7,155	7,155	7,155	7,155
Shareholders' equity	40,683	43,675	46,458	35,420	34,859
Average shares outstanding, basic	2,971	2,971	2,971	2,971	2,414
Average shares outstanding, diluted	2,971	2,971	2,971	2,984	2,469
Selected Performance Ratios					
Return on average assets	-0.58%	-0.41%	0.06%	0.04%	0.61%
Return on average equity	-7.11%	-4.74%	0.71%	0.49%	6.80%
Average yield on interest earning assets	4.91%	5.18%	5.38%	6.29%	7.35%
Average rate paid on interest-bearing liabilities	1.89%	2.28%	3.15%	3.99%	4.67%
Net interest margin, fully taxable equivalent	3.26%	3.20%	2.69%	2.89%	3.54%
Interest-earning assets to interest-bearing liabilities	114.75%	114.90%	116.72%	117.56%	122.33%
Efficiency ratio	75.16%	72.70%	79.68%	72.60%	68.47%
Capital Ratios					
Equity to total assets at end of period	7.51%	8.15%	8.76%	8.21%	9.91%
Average equity to average assets	8.13%	8.55%	8.84%	8.87%	8.98%
Tangible capital ratio	5.54%	6.18%	6.80%	5.67%	9.91%
Tier 1 risk-based capital ratio	11.60%	12.08%	12.36%	10.62%	12.98%
Total risk-based capital ratio	13.17%	13.74%	14.09%	12.41%	14.44%
Leverage ratio	8.37%	9.04%	10.01%	9.62%	12.50%
Asset Quality Ratios:					
Non-performing loans to period-end loans	4.78%	6.82%	2.57%	1.18%	0.02%
Non-performing assets to total assets	4.68%	5.54%	1.96%	1.52%	0.01%
Net loan charge-offs to average loans	2.92%	0.92%	0.19%	0.10%	0.01%
Allowance for loan losses to loans outstanding at end of period	2.51%	2.78%	1.64%	1.36%	0.84%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the results of operations and financial condition, liquidity and capital resources. This discussion should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements.

Overview

The Company is a bank holding company which owns 100% of the stock of First Capital Bank (the "Bank"). We are headquartered in Glen Allen, Virginia and conduct our primary operations through our wholly owned subsidiary. Through its seven full service branch offices and courier service, the bank serves the greater Richmond metropolitan area which includes the counties of Henrico, Chesterfield and Hanover, the Town of Ashland and the City of Richmond, Virginia. We target small to medium-sized businesses and consumers in our market area and emerging suburbs outside of the greater Richmond metropolitan area. In addition, we strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to statewide regional banks located in its market area. We believe that the marketing of customized banking services has enabled it to establish a niche in the financial services marketplace in the Richmond metropolitan area.

The continuing difficult economic environment during 2011 and 2010 resulted in continuing elevated loan loss provisions, which negatively impacted our financial performance as we realized a net loss of $3.1 million for the year ended December 31, 2011 compared to a $2.2 million loss for the year ended December 31, 2010. Net loss allocable to common shareholders, which adds to the net loss the dividends and discount accretion on preferred stock, was a loss of $3.8 million for the year ended December 31, 2011 compared to a loss of $2.8 million for 2010. The key factor affecting the 2011 results was a $9.4 million provision for loans losses due to an unstable economic environment which resulted in a significant increase in the level of our charge-offs. Return on average equity for the year ended December 31, 2011 was -7.11%, while return on average assets was -0.58%, compared to -4.74% and -0.41%, respectively, for 2010.

For the year ended December 31, 2011, assets increased $5.7 million to $541.7 million or 1.06% from $536.0 million at December 31, 2010. Total net loans at December 31, 2011 were $361.0 million, a decrease of $25.2 million, or 6.54%, from the December 31, 2010 amount of $386.2 million. Deposits increased $13.3 million to $440.2 million, or 3.12% from the December 31, 2010 amount of $426.9 million.

The Company remains well capitalized with capital ratios above the regulatory minimums.

The Company has been keenly focused on five primary objectives for the last three years. In order of importance, those areas are asset quality, capital preservation, liquidity, reducing exposure to real estate acquisition and development loans and improving core earnings. Each of these objectives will be discussed elsewhere in this report.

Critical Accounting Policies

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon our accounting policies. The selection and applications of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

First Capital Bank's critical accounting policies relate to the evaluation of the allowance for loan losses and establishment of fair value of financial instruments.

The evaluation of the allowance for loan losses is based on management's opinion of an amount that is adequate to absorb probable losses inherent in the Bank's existing portfolio. The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450 Contingencies, which requires that losses be accrued when occurrence is probable and can be reasonably estimated, and (ii) ASC 310 Receivables, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to applicable GAAP. Management's estimate of each homogenous pool component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Applicable GAAP requires that the impairment of loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. This statement also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on impaired loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on historical loss experience and management's evaluation and "risk grading" of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using historical loss factors applied to the total outstanding loan balance of each loan category. Additionally, environmental factors based on national and local economic conditions, as well as portfolio-specific attributes, are considered in estimating the allowance for loan losses.

While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Securities available for sale and certain mortgage loans held for sale, are recorded at fair value on a recurring basis. From time to time, certain assets, consisting primarily of other real estate owned and impaired loans, may be recorded at fair value on a non-recurring basis. These non-recurring fair value adjustments typically are a result of the application of lower of cost or fair value accounting or a write-down occurring during the period. For example, if the fair value of an asset in these categories falls below its cost basis, it is considered to be at fair value at the end of the period of the adjustment. In periods where there is no adjustment, the asset is generally not considered to be at fair value. Management believes this is a critical accounting policy because the estimation of fair value involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters.

Results of Operations

Net Interest Income

We generate a significant amount of our income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. Interest expense is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses.

Net interest income represents our principal source of earnings. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

The following table reflects an analysis of our net interest income using the daily average balance of our assets and liabilities as of the periods indicated.

	Year Ended December 31,					
	2011			2010		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)					
Assets:						
Loans, net of unearned income [(1)]	$384,131	$21,511	5.60%	$409,765	$23,308	5.69%
Bank owned life insurance [(2)]	5,877	333	5.66%	405	21	5.24%
Investment securities:						
U.S. Agencies	1,815	59	3.28%	14,691	580	3.94%
Mortgage backed securities	14,919	389	2.60%	11,751	388	3.30%
CMO	35,093	907	2.59%	28,397	828	2.92%
Municipal securities [(2)]	13,423	840	6.26%	13,139	815	6.20%
Corporate bonds	9,679	271	2.80%	4,658	224	4.81%
Taxable municipal securities	10,601	471	4.44%	7,979	403	5.05%
SBA	2,407	-8	-0.33%	1,223	23	1.87%
Other investments	4,581	110	2.40%	4,535	90	1.99%
Total investment securities	92,518	3,039	3.29%	86,373	3,351	4.22%
Interest bearing deposits	25,689	59	0.23%	19,696	45	0.23%
Total earning assets	$508,215	$24,942	4.91%	$516,239	$26,725	5.18%
Cash and cash equivalents	7,644			6,187		
Allowance for loan losses	(10,202)			(8,913)		
Other assets	26,428			22,791		
Total assets	$532,085			$536,304		
Liabilities & Stockholders' Equity:						
Interest checking	$10,278	$37	0.36%	$9,239	$34	0.36%
Money market deposit accounts	148,240	1,077	0.73%	146,788	1,783	1.21%
Statement savings	930	4	0.42%	718	3	0.47%
Certificates of deposit	221,826	5,475	2.47%	229,496	6,322	2.75%
Total interest-bearing deposits	381,274	6,593	1.73%	386,241	8,142	2.11%
Fed funds purchased	0	-	0.00%	-	0	0.00%
Repurchase agreements	1,332	6	0.49%	1,361	6	0.48%
Subordinated debt	7,155	139	1.95%	7,155	230	3.21%
FHLB advances	53,329	1,641	3.08%	54,191	1,840	3.39%
Total interest-bearing liabilities	443,090	8,379	1.89%	448,948	10,218	2.28%
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	43,973			39,564		
Other liabilities	1,751			1,925		
Total liabilities	45,724			41,489		
Shareholders' equity	43,271			45,867		
Total liabilities and shareholders' equity	$532,085			$536,304		
Net interest income		$16,563			$16,507	
Interest rate spread			3.02%			2.90%
Net interest margin			**3.26%**			**3.20%**
Ratio of average interest earning assets to average interest-bearing liabilities			114.70%			114.99%

(1) Includes nonaccrual loans

(2) Income and yields are reported on a taxable equivalent basis using a 34% tax rate.

Year ended December 31, 2011 compared to year ended December 31, 2010

The low interest rates during the last year has placed downward pressure on the Company's yield on earning assets and related interest income. The decline in earning asset yields, however, has been offset principally by repricing of money market accounts and certificates of deposit to lower yields. The Company also expects net interest margin to be negatively impacted by continued low rates over the next several quarters.

Net interest income for the year ended December 31, 2011 decreased 1.63% to $15.9 million from $16.2 million for the year ended December 31, 2010. Net interest income increased due to a 6 basis point increase in the net interest margin from 3.20% for the year ended December 31, 2010 to 3.26% for the comparable period of 2011.

Average earning assets decreased $8.0 million, or 0.27%, to $508.2 million for 2011 from $516.2 million for 2010. Average loans, net of unearned income decreased $25.6 million for 2011 to $384.1 million. The average rate earned on net loans, decreased 9 basis points to 5.60% from 5.69% for the year ended December 31, 2010. The average balance in our securities portfolio increased $6.1 million in 2011 to $92.5 million from $86.4 million in 2010. We used liquidity generated by deposits and TARP funds to mitigate interest rate risk and pick up spreads over the Federal funds rate. During 2011, the Company sold securities to restructure the investment portfolio to reduce the duration, volatility and provide more cash flow to the Company. Reinvestment of the proceeds resulted in a reduction in the average yield on the investment portfolio from 4.22% for 2010 to 3.29% for 2011. Investment income, on a tax equivalent basis, decreased to $3.0 million for 2011 from $3.3 million for 2010. Interest on Federal funds sold increased from $45 thousand for 2010 to $59 thousand for 2011 as the average balance sold increased from $19.7 million in 2010 to $25.7 million in 2011 as the yield remained unchanged at 23 basis points. As a result of these changes, the yield on earning assets decreased 27 basis points to 4.91% for 2011 from 5.18% for 2010.

Average deposits decreased $5.0 million or 1.29% to $381.3 million for 2011 from $386.2 million for 2010. Interest expense on deposits decreased $1.5 million for 2011 compared to 2010. The average cost of interest-bearing deposits decreased 38 basis points from 2.11% for 2010 to 1.73% for 2011. The decrease in cost of interest-bearing deposits is the result of declining interest rates and change in the mix of deposits. The cost of certificates of deposit decreased 28 basis points from 2.75% for 2010 to 2.47% for 2011 as the average outstanding decreased $7.7 million. Money market accounts increased on average $1.5 million for 2011 compared to 2010 as the cost decreased from 1.21% to 0.73% for 2011. We expect deposit costs to continue to decrease in early 2012 as certificates of deposit reprice and the rate on money market accounts decreases, but to a lesser extent than such costs decreased in 2011.

Other borrowed money decreased 42 basis points from 3.31% to 2.89% for 2011 primarily due to a $5.0 million advance which was repaid in 2011. In addition, Subordinated debt decreased 126 basis points as the cost was tied to LIBOR for all of 2011 as compared to being fixed for a portion of 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

The decline in the general level of interest rates over the last three years has placed downward pressure on the Company's yield on earning assets and related interest income. The decline in earning asset yields, however, has been offset principally by repricing of money market accounts and certificates of deposit. The Company also expects net interest margin to be relatively stable over the next several quarters.

Net interest income for the year ended December 31, 2010 increased 28.77% to $16.2 million from $12.6 million for the year ended December 31, 2009. Net interest income increased due to a 55 basis point increase in the net interest margin from 2.68% for the year ended December 31, 2009 to 3.20% for the comparable period of 2010.

Average earning assets increased $41.0 million, or 8.61%, to $515.8 million for 2010 from $474.8 million for 2009. While net loans outstanding decreased $10.9 million, average loans, net of unearned income increased $20.4 million, or 5.2% for 2010 to $409.8 million. The average rate earned on net loans, decreased 20 basis points to 5.69% from 5.89% for the year ended December 31, 2009. The average balance in our securities portfolio increased $25.3 million in 2010 to $86.4 million from $61.1 million in 2009. We used liquidity generated by deposits and TARP funds to mitigate interest rate risk and pick up spreads over the Federal funds rate. Due to rather stable investment rates during the period, the yield on the investment portfolio remained unchanged at 4.22% for 2010 and 2009 resulting in investment income, on a tax equivalent basis, increasing to $3.3 million for 2010 from $2.6 million for 2009. Interest on Federal funds sold decreased from $48 thousand for 2009 to $45 thousand for 2010 as the average balance sold decreased from $24.4 million in 2009 to $19.7 million in 2010. As a result of these changes, the yield on earning assets decreased 20 basis points to 5.18% for 2010 from 5.38% for 2009.

Average deposits increased $38.1 million or 10.9% to $386.2 million for 2010 from $348.1 million for 2009. Interest expense on deposits decreased $2.5 million for 2010 compared to 2009. The average cost of interest-bearing deposits decreased 95 basis points from 3.06% for 2009 to 2.11% for 2010. The decrease in cost of interest-bearing deposits is the result of declining interest rates and change in the mix of deposits. The cost of certificates of deposit decreased 86 basis points from 3.06% for 2009 to 2.11% for 2010. Money market accounts increased on average $53.6 million for 2010 compared to 2009 as the cost decreased from 1.87% to 1.21% for 2010. We expect deposit costs continue to decrease in early 2011 as certificates of deposit reprice and the rate on money market accounts decreased.

Other borrowed money decreased 37 basis points from 3.68% to 3.31% for 2010 primarily due to the restructure of $20.0 million in FHLB advances which reduced the average borrowing cost of $55.0 million in advances from 3.49% to 3.01%.

The following table analyzes changes in net interest income attributable to changes in the volume of interest-earning assets and interest bearing liabilities compared to changes in interest rates.

	2011 vs. 2010 Increase (Decrease) Due to Changes in:			2010 vs. 2009 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Earning Assets:						
Loans, net of unearned income	$ (1,458)	$ (339)	$ (1,797)	$ 1,202	$ (820)	$ 382
BOLI	287	25	312			
Investment securities:	206	(517)	(311)	1,108	(334)	774
Federal funds sold	14	-	14	(9)	6	(4)
Total earning assets	(951)	(831)	(1,782)	2,301	(1,148)	1,152
Interest-Bearing Liabilities:						
Interest checking	4	-	4	6	(1)	5
Money market deposit accounts	17	(723)	(706)	1,001	(969)	32
Statement savings	1	-	1	-	-	-
Certilficates of deposit	(211)	(636)	(847)	(606)	(1,974)	(2,580)
Fed funds purchased	-	-	-	-	-	-
Repurchase agreements	-	-	-	-	1	1
Subordinated debt	-	(90)	(90)	-	(37)	(37)
FHLB advances	(30)	(170)	(200)	158	(201)	(43)
Total interest-bearing liabilities	(219)	(1,619)	(1,838)	559	(3,181)	(2,622)
Change in net interest income	$ (732)	$ 788	$ 56	$ 1,742	$ 2,033	$ 3,774

Provision for Loan Losses

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses as discussed within the Critical Accounting Policies section above. The provision for loan losses for the year ended December 31, 2011 was $9.4 million compared to $8.2 million for the year ended December 31, 2010. Changes in the amount of provision for loan losses during each period reflect the results of the Bank's analysis used to determine the adequacy of the allowance for loan losses. We are committed to making loan loss provisions that maintain an allowance that adequately reflects the risk inherent in our loan portfolio. This commitment is more fully discussed in the "Asset Quality" section below.

Non-Interest Income

Year ended December 31, 2011 compared to year ended December 31, 2010

Non-interest income has been and will continue to be an important factor for increasing profitability. Management continues to consider areas where non-interest income can be increased.

Non-interest income increased $1.0 million to $2.1 million for the year ended December 31, 2011 compared to $1.0 million for the same period in 2010.

The primary cause of the increase in non-interest income was the sale of securities resulting in a gain of $1.1 million as compared to a gain of $281 thousand in 2010. Fees on deposits increased $46 thousand to $323 thousand for the 2011 year compared to $277 for the 2010 year. Other noninterest income increased $186 thousand to $678 thousand for the 2011 year compared to $492 thousand for the 2010 year. This increase was the result of the addition of bank owned life insurance in 2011 which totaled $8.2 million resulting in an increase in income of $206 thousand for the year 2011.

Year ended December 31, 2010 compared to year ended December 31, 2009

Non-interest income has been and will continue to be an important factor for increasing profitability. Management continues to consider areas where non-interest income can be increased.

Non-interest income increased $303 thousand to $1.0 million for the year ended December 31, 2010 compared to $747 thousand for the same period in 2009.

The primary cause of the increase in non-interest income was the sale of securities resulting in a gain of $281 thousand as compared to no gain in 2009. Fees on deposits increased $20 thousand to $277 thousand for the 2010 year compared to $257 for the 2009 year.

Non-Interest Expense

Year ended December 31, 2011 compared to year ended December 31, 2010

This category includes all expenses other than interest paid on deposits and borrowings. Total noninterest expense increased 7.96% or $999 thousand to $13.5 million for 2011 as compared to $12.5 million for the year 2010. Noninterest expense was 2.55% of average assets for the year ended December 31, 2011.

Salaries and employee benefits increased 10.75% to $6.4 million for the year 2011 as compared to $5.8 million for 2010. Salaries and benefits increased primarily due to adding a Compliance officer, an additional lending officer and a controller during 2011. In addition, a mortgage operation was started during the third quarter in which 10 individuals were employed for that function.

Occupancy costs increased $88 thousand as the result of increases in real estate taxes, utilities, and maintenance costs related to the purchase of the corporate headquarters in 2010. In addition, the Company rented facilities for the mortgage operation starting in July 2011. Depreciation expense increased $113 thousand due to depreciation on the renovation of the corporate headquarters and depreciation for a full year on the purchase of the building.

Professional fees decreased $7 thousand for the year 2011 to $676 thousand from $683 thousand in 2010. This was primarily the result of a consistent volume of customer work-out agreements, foreclosures and settlements in 2011.

Advertising and marketing costs increased $96 thousand to $273 thousand in 2011 from $177 thousand in 2010, as additional marketing and name branding were used in 2011.

FDIC premiums decreased $242 thousand from $1.0 million in 2010 to $758 thousand in 2011, the result of a change in the calculation of the premium from deposits outstanding to average liabilities outstanding effective June 30, 2011.

Virginia capital stock tax decreased $18 thousand, or 3.67%, to $474 thousand during 2011 from $492 thousand for 2010. This decrease was due to the decrease in the equity of the Bank during the year.

OREO write-down and losses related to revaluation of existing values and losses on sale of OREO totaled $747 thousand in 2011 as compared to $674 thousand in 2010 as values in the real estate market continued to deteriorate in 2011.

Other expenses increased $233 thousand to $2.0 million in 2011 from $1.8 million in 2010 due to consultant expenses related to technology issues of $37 thousand and increased in director fees of $84 thousand.

Year ended December 31, 2010 compared to year ended December 31, 2009

Total noninterest expense increased 18.08% or $1.9 million to $12.5 million for 2010 as compared to $10.6 million for the year 2009. Noninterest expense was 2.6% of average assets for the year ended December 31, 2010.

Salaries and employee benefits increased 21.02% to $5.8 million for the year 2010 as compared to $4.8 million for 2009. Salaries and benefits increased due to key additions to the lending and management team and infrastructure during 2009 and the first quarter of 2010.

Occupancy costs decreased $81 thousand as the result of purchasing the corporate headquarters in 2010, thus eliminating rent expense for most of 2010. This was offset by increases in depreciation of the building acquired as depreciation expense increased 17.06% to $490 thousand for the year ended December 31, 2010 as compared to $419 thousand for 2009

Professional fees increased $296 thousand for the year 2010 to $683 thousand from $387 thousand in 2009. This was primarily the result of increasing legal fees associated with a higher volume of customer work out agreements, foreclosures and settlements in 2010.

Advertising and marketing costs increased $80 thousand to $177 thousand in 2010 from $97 thousand in 2009, as additional marketing and name branding were used in 2010.

Virginia capital stock tax decreased $33 thousand, or 6.29%, to $492 thousand during 2010 from $525 thousand for 2009. The decrease was due to the decrease in the equity of the Bank during the year.

OREO expenses related to revaluation of existing OREO values totaled $674 thousand in 2010 as compared to $0 thousand in 2009 as values in the real estate market continued to deteriorate in 2010.

Other expenses increased $262 thousand to $1.8 million in 2010 from $1.5 million in 2009.

Income Taxes

Our reported income tax benefit was $1.9 million for 2011 and income tax benefit was $1.3 million for 2010. Note 11 of our consolidated financial statements provides a reconciliation between the amount of income tax benefit/expense computed using the federal statutory rate and our actual income tax benefit/expense. Also included in Note 11 to the consolidated financial statements is information regarding the principal items giving rise to deferred taxes for the two years ended December 31, 2011 and 2010.

Financial Condition

Assets

Total assets increased to $541.7 million at December 31, 2011, compared to $536.0 million at December 31, 2010 representing an increase of $5.7 million or 1.06%. Average assets increased 1.55% from $536.3 million for the year ended December 31, 2010 to $532.1 million for the year ended December 31, 2011. Stockholders' equity decreased 6.85% to $40.7 million for the year ended December 31, 2011 as compared to $43.7 million for the same period in 2010.

Loans

Our loan portfolio is the largest component of our earning assets. Total loans, which exclude the allowance for loan losses and deferred loan fees and costs, at December 31, 2011, were $370.1 million, a decrease of $27.1 million from $397.2 million at December 31, 2010. Commercial real estate decreased $2.4 million or 1.66% to $143.0 million and represented 38.64% of the portfolio. Other real estate construction, land development and other land loans decreased $17.4 million, or 26.35%, to $48.6 million from $66.0 million and represented 13.14% of the portfolio, down from 20.6% at December 31, 2010. Concerted effort continued to be made to lessen our percentage of real estate construction, development and other land loans as a percentage of the total portfolio. The allowance for loan losses was $9.3 million, down 15.99% and represented 2.51% of total loans outstanding at December 31, 2011 down from 2.78% at December 31, 2010.

Major classifications of loans are as follows:

	2011	2010	2009	2008	2007
			(Dollars in thousands)		
Real estate:					
Residential	$ 127,541	$ 118,209	$ 110,437	$ 97,314	$ 65,027
Commercial	142,989	145,399	125,445	106,796	86,302
Residential construction	9,712	15,852	23,531	24,980	39,872
Other construction, land development and other land loans	48,637	66,041	85,119	86,773	57,231
Commercial	37,922	48,004	54,590	51,138	44,367
Consumer	3,250	3,693	4,542	5,584	4,106
Total loans	370,051	397,198	403,664	372,585	296,905
Less:					
Allowance for loan losses	9,271	11,036	6,600	5,060	2,489
Net deferred (income) costs	189	47	56	(85)	(182)
Loans, net	$ 360,969	$ 386,209	$ 397,120	$ 367,440	$ 294,234

Our average net loan portfolio totaled 75.58% of average earning assets in 2011, down from 79.4% in 2010. Because of the nature of our market, loan collateral is predominantly real estate. At December 31, 2011, the Company had approximately $328.9 million in loans secured by real estate which represents 88.87% of our total loans outstanding as of that date. At December 31, 2011, we had no concentration of loans in any one industry exceeding 10%.

Asset Quality

The Company continued to experience deterioration in asset quality during 2011, principally within the builder residential real estate portfolio and the land development portfolio, as the housing market remained soft. While economic indicators suggest the recession has technically ended and there are some signs of increased economic activity, the signals are somewhat mixed and there could be additional deterioration in asset quality in the near term. The magnitude of any such softening is largely dependent upon any lagging impact on commercial real estate, the recovery of residential housing, and the pace at which the economies in the markets we serve recover. The Company does not originate or purchase loans from foreign entities or loans classified by regulators as highly leveraged transactions. The Company's loan portfolio does not include exposure to option adjustable rate mortgage products, high loan-to-value ratio mortgages, interest only mortgage loans, subprime mortgage loans or mortgage loans with initial teaser rates. The Company does have junior lien mortgages ("second mortgages"), primarily home equity loans. The Company's second mortgage portfolio is originated within the Company's footprint and represented approximately 1.65% of the total loan portfolio at December 31, 2011, down from 2.1% at December 31, 2010. The Company has low loss experience within this portfolio and is prompted to perform updated valuations upon identification of a borrower weakness. The sources of valuations are appraisals, broker price opinions, and automated valuation models.

Resources continue to be devoted specifically to the ongoing review of the loan portfolio and the workouts of problem assets to minimize any losses to the Company. The Company has in place a special assets loan committee, which includes the Company's Chief Lending Officer, Chief Credit Officer, and other senior lenders and credit officers. This committee formulates strategies, develops action plans, and approves all credit actions taken on significant problem loans. Management continues to monitor delinquencies, risk rating changes, charge-offs, market trends and other indicators of risk in the Company's portfolio, particularly those tied to residential and commercial real estate, and adjusts the allowance for loan losses accordingly. Historically, and particularly in the current economic environment, the Company seeks to work with its customers on loan collection matters while taking appropriate actions to improve the Company's position and minimize any losses. These loans are closely managed and evaluated for collection with appropriate loss reserves established whenever necessary.

Net charge-offs for 2011 were $11.2 million, or 3.08%, of average loans outstanding. Net charge-offs included commercial loans of $1.7 million, construction loans of $781 thousand, commercial real estate loans of $213 thousand, other construction, land development and other land $5.9 million and residential real estate $2.7 million. At December 31, 2011, total past due loans, 30 – 89 days past due, were $2.3 million, or 0.62%, of total loans, up from $1.2 million at December 31, 2010, but down from March 31, 2011 of $6.5 million and June 30, 2011 of $7.6 million. Loans classified as Substandard decreased $8.4 million, or 17.9% to $38.3 million from $46.7 million at December 31, 2010. Special Mention loans decreased $14.4 million, or 29.2% to $35.0 million from $49.4 million at December 31, 2010.

Improvements in these credit metrics reflect the effort the Company devoted to asset quality during 2011. In addition, the exposure in other construction, land development and other land loans was reduced $17.4 million, or 26.4% to $48.6 million at December 31, 2011 from $66.0 million at December 31, 2010.

Non-performing Assets

At December 31, 2011, non-performing assets decreased $4.4 million to $25.3 million at December 31, 2011, down 14.72% from December 31, 2010. The ratio of nonperforming assets to total assets was 4.68% compared to 5.54% at year end 2010. Non-performing assets consists of nonaccrual loans totaling $17.7 million and OREO of $7.6 million which are represented by twenty-one building lots, seven homes and four parcels of land.

We place loans on a non-accrual when the collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when we place a loan on non-accrual status. First, all interest accrued but unpaid at the date that the loan is placed on non-accrual status is either deducted from interest income or written off as a loss. Second, accruals on interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that require additional provisions for loan losses to be charged against earnings.

	December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Non-performing loans	$ 17,691	$ 27,097	$ 3,607	$ 4,411	$ 50
Non-performing assets	$ 7,646	$ 2,615	$ 3,388	$ 2,158	$ -
Non-performing loans to period end loans	4.78%	6.82%	0.89%	1.18%	0.02%
Non-performing assets to total assets	4.68%	5.54%	1.32%	1.52%	0.02%

The following provides a roll-forward of the OREO activity from the end of 2010 to the end of 2011 (dollars in thousands):

	2011
Balance, beginning of year	$ 2,615
Additions	7,923
Capitalized Improvements	108
Valuation Adjustments	(635)
Loss on sale	(112)
Proceeds from sales	(2,253)
Ending Balance, - December 31, 2011	$ 7,646

Allowance for Loan Losses

For a discussion of our accounting policies with respect to the allowance for loan losses, see "Critical Accounting Policies – Allowance for Loan Losses" above.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

	December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Balance, beginning of year	$ 11,036	$ 6,600	$ 5,060	$ 2,489	$ 1,834
Loans charge-offs					
Real estate:					
Residential	2,766	900	8	58	-
Commercial	213	303	-	-	-
Residential construction	799	1,232	149	273	-
Other construction, land development and other land	6,684	851	253	-	-
Commercial	1,692	530	340	24	20
Consumer	-	-	5	4	4
Total loans charged off	12,154	3,816	755	359	24
Recoveries					
Real estate:					
Residential	105	16	7	-	-
Commercial	-	2	-	-	-
Construction	18	-	1	-	-
Land development & other land	816	-	-	-	-
Commercial	9	13	2	5	-
Consumer	-	-	-	1	3
Total recoveries	948	31	10	6	3
Net charge-offs	11,206	3,785	745	353	21
Additions charge to operations	9,441	8,221	2,285	2,924	676
Balance, end of year	$ 9,271	$ 11,036	$ 6,600	$ 5,060	$ 2,489
Ratio of allowance for loan losses to loans outstanding at end of period	2.51%	2.78%	1.64%	1.36%	0.84%
Ratio of new charge-offs (recoveries) to average loans outstanding during the period	2.92%	0.92%	0.19%	0.10%	0.01%

The allowance for loan losses at December 31, 2011 was $9.3 million compared to $11.0 million at December 31, 2010. The allowance for loan losses was 2.51% of total loans outstanding at December 31, 2011 compared to 2.78% at December 31, 2010. The provision for loan losses was $9.4 million for 2011 compared to $8.2 million for 2010. Net charge-offs were $11.2 million for the year ended December 31, 2011 compared to $3.8 million for the year ended December 31, 2010. The portfolio continues to show stress as the economic environment and the real estate market continue to remain soft and additional provision for loan losses may be required if a downward trend in conditions returns. We have no exposure to sub-prime loans in the portfolio.

The following table shows the balance and percentage of our allowance for loan losses allocated to each major category of loan:

	2011	2010	2009	2008	2007
			(Dollars in thousands)		
Allocation of allowance for loans losses, end of year:					
Real estate					
Residential	$ 3,680	$ 3,431	$ 2,315	$ 1,836	$ 1,533
Commercial	1,375	760	450	150	0
Residential Construction	650	494	526	427	100
Other construction, land development and other land	2,175	4,299	2,400	1,400	200
Commercial	1,370	2,031	899	1,237	656
Consumer	21	21	10	10	0
Balance, December 31	$ 9,271	$11,036	$ 6,600	$ 5,060	$ 2,489
Ratio of loans to total year-end loans:					
Real estate	34.47%	29.76%	27.36%	26.12%	21.90%
Residential	38.64%	36.61%	31.08%	28.66%	29.07%
Commercial	2.62%	3.99%	5.83%	6.70%	13.43%
Residential Construction					
Other construction, land	13.14%	16.63%	21.09%	23.29%	19.28%
development and other land	10.24%	12.09%	13.50%	13.73%	14.94%
Commercial	0.89%	0.93%	1.13%	1.50%	1.38%
Consumer	100.00%	100.00%	100.00%	100.00%	100.00%

Securities

We have designated most securities in the investment portfolio as "available for sale" as further defined in Note 3 to our consolidated financial statements. In 2008, we designated certain security purchases as "held-to-maturity" as defined in Note 3 to our consolidated financial statements. Available for sale securities are required to be carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in stockholders' equity. Held-to-maturity securities are carried on our books at amortized cost.

The market value of the available for sale securities at December 31, 2011 and 2010 was $84.0 million and $86.8 million, respectively. The net unrealized gain after tax on the available for sale securities was $643 thousand at December 31, 2011 as compared to $138 thousand December 31, 2010.

The carrying values of securities available for sale at the dates indicated were as follows:

	December 31, 2011	2010	2009
	(Dollars in thousands)		
Available for Sale			
U.S. Government securities	$ 2,001	$ 6,581	$ 23,467
Mortgage-backed securities	15,908	15,022	12,062
CMO securities	14,694	31,044	22,940
State and political subdivision obligations - tax exempt	38,722	11,992	9,364
State and political subdivision obligations - taxable	6,723	12,007	5,797
Corporate bonds	4,334	6,401	3,488
SBA securities	1,653	3,740	-
	$ 84,035	$ 86,787	$ 77,118
Held to Maturity			
State and political subdivision obligations - tax exempt	$ 3,116	$ 2,389	$ 1,453
	$ 3,116	$ 2,389	$ 1,453

Restricted equity securities consist primarily of Federal Reserve Bank stock, Federal Home Loan Bank of Atlanta stock and Community Bankers Bank Stock.

Deposits

The following table is a summary of average deposits and average rates paid on those deposits for the periods presented:

Average Deposits and Rates Paid

	2011		2010		2009	
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
			(Dollars in thousands)			
Noninterest-bearing deposits						
Demand deposits	$43,973	0.00%	$39,564	0.00%	$37,583	0.00%
Interest-bearing deposits						
Interest checking	10,278	0.36%	9,239	0.36%	7,973	0.37%
Savings	930	0.42%	718	0.47%	699	0.47%
Money market accounts	148,240	0.73%	146,788	1.21%	93,177	1.87%
Certificates of deposit	221,826	2.47%	229,496	2.75%	246,291	3.61%
	$425,247		$425,805		$385,723	

As of December 31, 2011, deposits were $440.2 million, a $13.3 million increase over December 31, 2010 deposits of $426.9 million. Average deposits decreased $558 thousand compared to average deposits for the year ended December 31, 2010. Average noninterest-bearing deposits increased $4.4 million to $43.9 million at December 31, 2011 compared to $39.6 million at December 31, 2010. Average money market accounts increased 0.99% or $1.5 million to $148.2 million from $146.8 million for the comparable period in 2010. Average certificates of deposit decreased $7.7 million, or 3.34%, compared to $221.8 million for the year ended 2010. Included in the certificates of deposit are $34.8 million (7.9% of total deposits) in brokered deposits at an average cost of 2.17%. We used brokered deposits to extend the maturity of our certificates of deposit to assist in our interest rate risk management.

As of December 31, 2010, deposits were $426.9 million, a $4.7 million increase over December 31, 2009 deposits of $422.1 million. Average deposits increased 10.4% or $40.1 million compared to average deposits for the year ended December 31, 2009. Average money market accounts increased 15.9% or $53.6 million to $146.8 million from $93.2 million for the comparable period in 2009. Average certificates of deposit decreased $16.8 million for the year to $229.5 million. Included in the certificates of deposit are $29.2 million (6.8% of total deposits) in brokered deposits at an average cost of 2.17%. We used brokered deposits to extend the maturity of our certificates of deposit to assist in our interest rate risk management.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 as of December 31, 2011:

	Maturities of Certificates of Deposit of $100,000 and Greater				
	Within Three Months	Three to Twelve Months	Over One Year	Total	Percent of Total Deposits
	(Dollars in thousands)				
At December 31, 2011	$11,424	$38,670	$93,533	$143,627	32.6%

Borrowings

At December 31, 2011, 2010 and 2009, our borrowings and the related weighted average interest rate were as follows:

	2011		2010		2009	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
	(Dollars in thousands)					
Repurchase agreements	1,608	0.40%	1,077	0.50%	1,365	0.44%
Federal Home Loan Bank advances	50,000	3.23%	55,000	3.01%	50,000	3.76%
Subordinated debt	7,155	2.15%	7,155	1.91%	7,155	3.72%
	$58,763		$63,232		$58,520	

We have various lines of credit available from certain of our correspondent banks in the aggregate amount of $22.5 million. These lines of credit, which bear interest at prevailing market rates, permit us to borrow funds in the overnight market, and are renewable annually.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of the Company's sensitivity to interest rate movements. The income stream of the Company is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of the Company's interest earning assets and the amount of interest bearing liabilities that are prepaid, mature or repriced in specific periods. Our goal is to maximize net interest income within acceptable levels of risk to changes in interest rates. We seek to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

We monitor interest rate levels on a daily basis at meetings of the Asset/Liability Sub-Committee. The following reports and/or tools are used to assess the current interest rate environment and its impact on our earnings and liquidity: monthly and year to date net interest margin and spread calculations, monthly and year to date balance sheet and income statements versus budget, quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions and GAP analysis (matching maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities by periods) and a Risk Manager model used to measure earnings at risk and economic value of equity at risk.

The data in the following table reflects repricing or expected maturities of various assets and liabilities. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

	December 31, 2011						
	1 to 90 Days	90 Days to 1 Year	Total 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Total Loans Excluding Nonaccrual	$64,226	$49,407	$113,633	$94,917	$107,008	$38,168	$353,726
Investment securities	4,185	1,376	5,561	31,813	19,595	29,941	86,910
Interest-beariang bank deposits	41,112	-	41,112	-	-	-	41,112
Total rate sensitive assets	$109,523	$50,783	$160,306	$126,730	$126,603	$68,109	$481,748
Cumulative totals	109,523	160,306	160,306	287,036	413,639	481,748	
Interest-Bearing Liabilities:							
Interest checking	$11,143	$ -	$11,143	$ -	$ -	$ -	$11,143
Money market accounts	153,878	-	153,878	-	-	-	153,878
Savings deposits	1,049	-	1,049	-	-	-	1,049
Certificates of deposit:							
Less than $100	13,761	33,058	46,819	23,546	12,205	-	82,570
Greater than $100	11,424	38,670	50,094	47,865	45,668		143,627
Total	$25,185	$71,728	$96,913	$71,411	$57,873	$0	$226,197
FHLB borrowing	-	-	-	25,000	20,000	5,000	50,000
Sub Debt	2,000	-	2,000	-		-	2,000
Trust preferred	5,155	-	5,155	-	-	-	5,155
Other liabilities	1,608	-	1,608	-	-	-	1,608
Total rate sensitive liabilities	200,018	71,728	271,746	121,411	97,873	10,000	$501,030
Cumulative totals	$200,018	$271,746	$271,746	$393,157	$491,030	$501,030	
Interest sensitivity gap	($90,495)	($20,945)	($111,440)	$5,319	$28,730	$58,109	
Cumulative interest sensitivity gap	($90,495)	($111,440)	($111,440)	($106,121)	($77,391)	($19,282)	
Cumulative interest sensitive gap as a percentage of earning assets	-18.8%	-23.1%	-23.1%	-22.0%	-16.1%	-4.0%	
Ratio of cumulative rate sensitive assets to cummulative rate sensitive liabilities	54.8%	59.0%	59.0%	73.0%	84.2%	96.2%	

Capital Resources and Dividends

We have an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risk inherent in our activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weight balance sheet assets according to risk, requiring more capital for holding higher risk assets. At December 31, 2011 and 2010, our Tier 1 leverage ratio (Tier 1 capital to average total assets) was 8.4% and 9.0% respectively with the minimum regulatory ratio to be well capitalized at 5.00%. Tier 1 risk based capital ratios at December 31, 2011 and 2010 were 11.60% and 12.1% respectively with the minimum regulatory ratio to be well capitalized at 6.00%. Total risk based capital to risk weighted assets at December 31, 2011 and 2010 were 13.2% and 13.7% respectively with the minimum regulatory ratio to be well capitalized at 10.00%. Our capital structure exceeds regulatory guidelines established for well capitalized institutions, which affords us the opportunity to take advantage of business opportunities while ensuring that we have the resources to protect against risk inherent in our business.

One of our primary goals for 2011 was capital preservation. Providing a provision of $9.4 million resulting in a loss of only $3.1 million shows the earning strength of the Company and its ability to maintain adequate capital to meet all regulatory capital requirements.

	December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Tier 1 capital:			
Common stock	$11,885	$11,885	$11,885
Retained earnings	16,839	20,469	23,275
Total equity	28,724	32,354	35,160
Trust preferred stock	10,655	10,523	10,394
Warrants	661	661	661
Trust preferred debt	5,155	5,155	5,155
Total Tier 1 capital	45,195	48,693	51,370
Tier 2 capital:			
Allowance for loan losses	4,926	5,114	5,192
Subordinated debt	1,200	1,600	2,000
Total Tier 2 capital	6,126	6,714	7,192
Total risk-based capital	51,321	55,407	$58,562
Risk-weighted assets	$389,735	$403,203	$415,747
Capital ratios:			
Tier 1 leverage ratio	8.4%	9.0%	10.0%
Tier 1 risk based capital	11.6	12.1	12.4
Total risk based capital	13.2	13.7	14.1
Tangible equity to assets	5.50	6.20	6.80

Liquidity

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of our management of liquid assets and the ability to generate liquidity through liability funding, management believes we maintain overall liquidity sufficient to satisfy our depositors' requirements and meet our clients' credit needs.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines currently total approximately $22.5 million, of which there were no outstanding draws at December 31, 2011.

We have a credit line at the Federal Home Loan Bank of Atlanta in the amount of approximately $73.9 million which may be utilized for short and/or long-term borrowing. Advances from the Federal Home Loan Bank totaled $50.0 million at December 31, 2011.

At December 31, 2011, cash, federal funds sold, short-term investments, securities available for pledge or sale and available lines were 38.5% of total deposits up from 36.1% at December 31, 2010

Maintaining liquidity at levels to cover any eventuality was a primary goal of 2011 and we feel that the levels maintained during 2011 and 2010 accomplish that goal.

ITEM 8. FINANCIAL STATEMENTS

The following 2011 Financial Statements of First Capital Bancorp, Inc. are included after the signature pages to this Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition December 31, 2011 and 2010
Consolidated Statements of Operatiaons for the Years Ended December 31, 2011 and 2010
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
for the Years Ended December 31, 2011 and 2010
Consolidated Statements of Cash Flows for the Years ended December 31, 2011 and 2010
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last fiscal year.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended). Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment of the design and effectiveness of its internal controls over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. Based on our assessment, we believe that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

The Board of Directors of the Company is divided into three classes (I, II and III). The Company's directors are elected on a staggered basis for three-year terms, with approximately one-third of the directors having terms expiring each year. Three (3) directors in Class III are to be elected at the 2012 Annual Meeting of Stockholders to serve for a term of three years expiring at the Annual Meeting of Stockholders to be held in 2015.

Certain information concerning the three (3) nominees for election at the 2012 meeting, and the directors who will continue in office after the meeting, is set forth below. Unless otherwise specified, each director has held his or her current position for at least five years. The biographies of each of the nominees and continuing directors below contains information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualification, attributes or skills that caused the Board of Directors to determine that the person should serve as a director for the Company beginning in 2012.

NOMINEES FOR ELECTION AS DIRECTORS
FOR THREE-YEAR TERMS EXPIRING IN 2015

Name, Age and Year First Became Director	Principal Occupation
Robert G. Watts, Jr., 51 Director since 2001	President of First Capital Bancorp, Inc. and President and CEO of First Capital Bank. From June 1, 1999 until taking a position with the bank on December 20, 2000, Mr. Watts was Senior Vice President and Senior Lending Officer of The Bank of Richmond (now Bank of Hampton Roads). The Board believes that Mr. Watts' long career in the banking industry, including extensive experience in the central Virginia area, makes him well qualified to serve as a director.
Debra L. Richardson, 49 Director since 2003	President and owner of Business and Healthcare Solutions, PLC which specializes in financial strategies for businesses and healthcare providers. Prior to forming Business and Healthcare Solutions in 2005, Ms. Richardson served as President of MMR Holdings, a supplier of health care imaging services, for two years. Prior to that she worked for 15 years at the accounting firm of Keiter Stephens, the last 10 years as the partner in charge of the Healthcare practice. The Board believes that Ms. Richardson's extensive executive and management experience, particularly her extensive accounting and financial reporting experience, makes her well qualified to serve as a director.
John M. Presley, 51 Director since 2008	Chief Executive Officer and Managing Director of First Capital Bancorp, Inc. Prior to joining First Capital Bancorp, Inc., Mr. Presley served as Senior Vice President, Head of Strategic Initiatives for Fifth Third Bank since April 2006. From October 2004 through April 2006, Mr. Presley was the Chief Financial Officer for Marshall & Ilsley Corporation. For 15 years prior to that Mr. Presley served in various capacities with National Commerce Financial and its affiliates, which included, from July 2003 through October 2004 Chief Financial Officer of National Commerce Financial and immediately prior to that President and Chief Executive Officer of First Market Bank. Mr. Presley serves as a director of Lumber Liquidators, Inc. The Board believes that Mr. Presley's long and extensive career in the banking and financial services industries makes him well qualified to serve as a director.

DIRECTORS WHOSE TERMS EXPIRE IN 2013
CLASS II

Name, Age and Year First Became Director	Principal Occupation
Yancey S. Jones, 61 Director since 1998	Executive Vice President of TSRC, Inc./MEGA Office Furniture, servicing Virginia, Maryland and DC with office supplies and office furniture. The Board believes that Mr. Jones' extensive executive and management experience, together with his knowledge of the local business community, makes him well qualified to serve as a director.
Joseph C. Stiles, Jr., 90 Director since 1998	Owner and President of Luck Chevrolet, Inc., Ashland, Virginia, a long-standing Chevrolet dealership. Mr. Stiles was appointed a member of the Board of Directors of Hanover National Bank in 1965 and served in that capacity until the merger with First Virginia Bank-Colonial in 1986, and remained on the Board of First Virginia Bank-Colonial until December, 1995. The Board believes that Mr. Stiles' extensive executive and management experience, together with his prior experience as a bank director, makes him well qualified to serve as a director.
Richard W. Wright, 77 Vice Chairman of the Board Director since 1998	Chairman of Heritage Union, a life insurance holding company. Former Chairman of James River Group, a property and casualty insurance holding company. Mr. Wright is also the former Chairman of Peoples Security Life Insurance Company and the former Chairman and Director of Front Royal, Inc., a property casualty insurance holding company. Mr. Wright is also the President and Director of the Wright Group, an insurance consulting company located in Richmond. The Board believes that Mr. Wright's extensive executive and management experience, together with his prior experience serving as a director of a public company, makes him well qualified to serve as a director.

DIRECTORS WHOSE TERMS EXPIRE IN 2014
CLASS I

Name, Age and Year First Became Director	Principal Occupation
Gerald Blake, 58 Director since 1998	Owner Exit First Realty, a Richmond, Virginia company that lists and sells real estate. Former owner and President of Select Office Systems, a Richmond based company that sells and markets office equipment. The Board believes that Mr. Blake's extensive executive and management experience, together with his prior experience in and knowledge of the Virginia real estate market makes him well qualified to serve as a director.
Grant S. Grayson, 59 Chairman of the Board Director since 1998	Partner in the law firm of LeClairRyan, A Professional Corporation since November 2009. Prior to November 2009, Mr. Grayson was a partner in the law firm of Cantor Arkema, P.C. The Board believes that Mr. Grayson's extensive experience advising companies on legal and financial matters makes him well qualified to serve as a director.
Gerald H. Yospin, 70 Director since 1998	Owner of commercial real estate. Mr. Yospin is a former senior associate and member of the Retail Brokerage Department of Grubb & Ellis/Harrison & Bates, Inc., located in Richmond, Virginia. The Board believes that Mr. Yospin's extensive experience in real estate development and his knowledge of the Virginia real estate market make him well qualified to serve as a director.

No director is related to any other director or executive officer of FCB by blood, marriage or adoption.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Information with respect to Robert G. Watts, Jr., our President and John M. Presley, our Chief Executive Officer and Managing Director, is set forth above. Information with respect to certain other senior officers is as follows:

Gary A. Armstrong, Executive Vice President, Head of Lending: Prior to joining us in 2009, Mr. Armstrong was the Commercial Banking Group Manager with First Market Bank where he spent the previous eleven years in various commercial banking and credit administration roles.

William D. Bien, Jr., Executive Vice President and Senior Lending Officer: Prior to joining us in 2003 as Senior Vice President, Mr. Bien served for several years as Executive Vice President and Senior Lender at CommonWealth Bank (now First Community Bank), Richmond, Virginia.

Andrew G. Ferguson, Executive Vice President and Chief Credit Officer: Prior to joining us in January 2010, Mr. Ferguson served as head of Credit Administration at First Market Bank for eight years. Mr. Ferguson has over 20 years of commercial banking experience in Richmond.

William W. Ranson, Executive Vice President and Chief Financial Officer: Prior to joining us in 2004, Mr. Ranson was a Senior Manager with Cherry, Bekaert and Holland, L.L.P., the Bank's independent registered public accounting firm. Prior to joining Cherry, Bekaert and Holland, Mr. Ranson served as Executive Vice President and Chief Financial Officer of CommonWealth Bank, (now First Community Bank), Richmond, Virginia.

James E. Sedlar, Executive Vice President and Chief Operating Officer: Prior to joining us in 2008, Mr. Sedlar served as a Senior Vice President with SunTrust Bank. Prior to working for SunTrust Bank, Mr. Sedlar was the owner/president of a single family homebuilding company.

Material Changes to Director Nomination Procedures. In the past fiscal year, there has been no material change to the procedures by which the Company's stockholders may recommend nominees to the Company's Board of Directors.

Code of Ethics. The Company has adopted (i) a Banker's Professional Code of Ethics, and (ii) a Code of Conduct and Conflict of Interest, both of which are applicable to its principal executive officer, principal financial officer and principal accounting officer or controller.

Audit Committee. The Board of Directors of the Company has established a standing Audit Committee currently composed of three directors who are not officers of the Company and are independent as defined by the listing standards of NASDAQ. The members of the Audit Committee are: Gerald Blake, Yancey S. Jones and Debra L. Richardson.

Audit Committee Independent Financial Expert. The Audit Committee charter requires that the committee include at least one member who qualifies as an audit committee financial expert, meaning that such person must (i) have an understanding of GAAP and its application to financial statements; (ii) have experience in preparing, auditing, analyzing or evaluating financial statements with issues similar to those applicable to the Company's financial statements; (iii) understand audit committee functions; and (iv) understand internal controls and procedures for financial reporting. Debra L. Richardson is the member of the Audit Committee who meets these requirements. Ms. Richardson is independent as defined by the listing standards of NASDAQ.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Exchange Act requires the directors, executive officers, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors, and greater than ten percent (10%) stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of reports furnished to the Company, the Company believes that all filings applicable to its executive officers, directors and ten percent (10%) beneficial owners complied with applicable regulations during the last fiscal year.

ITEM 11. EXECUTIVE COMPENSATION.

The following table sets forth a summary of certain information concerning the cash compensation paid by the Company for services rendered in all capacities during the years ended December 31, 2011 and 2010, to the Chief Executive Officer of the Company (the Company's Principal Executive Officer) and certain other executive officers of First Capital Bank who had total compensation during the 2011 fiscal year which exceeded $100,000. The following table does not include certain perquisites that do not exceed $10,000 each:

Name and Principal Position	Year	Salary	Bonus	Other (1)	All Other Compensation (2)	Option Awards Aggregate Grant Date Fair Value (3)	Total
John M. Presley Chief Executive Officer and Managing Director (Principal/ Executive Officer)	2011	$ 285,825	$ -	$ 8,216	$ 9,396	$ 23,168	$ 326,605
	2010	$ 233,871	$ -	$ -	$ 9,419	$ 19,951	$ 263,241
Robert G. Watts, Jr. President of First Capital Bancorp, Inc. and President and Chief Executive Officer of First Capital Bank	2011	$ 205,613	$ -	$ 12,334	$ 9,363	$ 5,835	$ 233,145
	2010	$ 205,407	$ 30,000	$ -	$ 9,244	$ 4,015	$ 248,439
Gary L. Armstrong Executive Vice President and Head of Lending Officer	2011	$ 197,817	$ -	$ 10,955	$ 7,608	$ 6,751	$ 223,131
	2010	$ 194,463	$ -	$ 9,825	$ -	$ 1,925	$ 206,213

(1) Amounts shown represent expenses incurred by the Company for SERP benefit costs for split-dollar life insurance policies on the named executives.

(2) Includes company contributions to the 401 (k) plan which are available to the executives named above on the same basis as to the general employee population.

(3) Amounts shown represent the aggregate full grant date fair value of each award calculated in accordance with FASB ACSC Topic 718. The assumptions made by the Company in making these valuations are set forth in Note 17. (Stock Option Plan) to the Company's audited financial statements for the year ended December 31, 2011, as included in this Report on Form 10-K.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is a current or former officer of the Company or First Capital Bank. In addition, there are no compensation committee interlocks with other entities with respect to any such member.

Agreements with Executive Officers

The Company has entered into an Employment Agreement dated December 31, 2008 with Mr. John M. Presley. The Employment Agreement provides that Mr. Presley's employment is terminable at any time by either party, except that the Bank must give Mr. Presley 30 days' notice if it intends to terminate the agreement without "cause" (as defined therein). The agreement provides for an initial base salary of $200,000 per year, with the Board of Directors having the discretion to pay Mr. Presley additional compensation as a bonus based on the profitability of the Bank, and Mr. Presley's performance. In the event the Bank terminates Mr. Presley's employment without "cause", the Bank must pay to Mr. Presley his base salary for a period of six to 12 months, with such period to be determined by the Board of Directors in its reasonable discretion. In addition, in the event Mr. Presley's employment is terminated within nine months following a "change of control" (as defined in the agreement), Mr. Presley is entitled to receive his base salary for a period of 18 months following such termination. The agreement also prohibits Mr. Presley from competing with the Company under certain circumstances and for various periods of time following the termination of his employment, depending on when such termination occurs and the basis for such termination. Mr. Presley's current annual salary under the agreement is $285,000.

The Company has entered into an Executive Endorsement Split Dollar Agreement, (the "Presley Split Dollar Agreement") with Mr. Presley. Under the terms of the Presley Split Dollar Agreement, the Company shall acquire, own and hold one or more life insurance policies on the life of Mr. Presley. The Company shall be responsible for paying any and all premiums due and payable under such life insurance policies. Upon Presley's death, his designated beneficiaries shall be entitled to receive death proceeds from the policies totaling $2,160,000. The Company shall be entitled to the remainder of the death proceeds under such policies.

The Company has entered into an Amended and Restated Employment Agreement dated December 31, 2008 with Mr. Watts. The Employment Agreement provides that Mr. Watts' employment is terminable at any time by either party, except that the Company must give Mr. Watts 30 days' notice if it intends to terminate the agreement without "cause" (as defined therein). The agreement provides for an initial base salary of $200,000 per year, with the Board of Directors having the discretion to pay Mr. Watts additional compensation as a bonus based on the profitability of the Company, and Mr. Watts' performance. In the event the Company terminates Mr. Watts' employment without "cause", the Company must pay to Mr. Watts his base salary for a period of six to 12 months, with such period to be determined by the Board of Directors in its reasonable discretion. In addition, in the event Mr. Watts' employment is terminated within nine months following a "change of control" (as defined in the agreement), Mr. Watts is entitled to receive his base salary for a period of 18 months following such termination. The agreement also prohibits Mr. Watts from competing with the Bank under certain circumstances and for various periods of time following the termination of his employment, depending on when such termination occurs and the basis for such termination. Mr. Watts' current annual salary under the agreement is $205,000.

The Company has entered into an Executive Endorsement Split Dollar Agreement, (the "Watts Split Dollar Agreement") with Mr. Watts. Under the terms of the Watts Split Dollar Agreement, the Company shall acquire, own and hold one or more life insurance policies on the life of Mr. Watts. Upon Mr. Watts' death, his designated beneficiaries shall be entitled to receive death proceeds from the policies totaling $1,556,010. The Company shall be entitled to the remainder of the death proceeds under such policies.

The Company has entered into a Supplemental Executive Retirement Plan Agreement (the "SERP") dated February 1, 2011, with Mr. Armstrong. The SERP provides an unfunded, nonqualified, supplemental retirement benefit to Mr. Armstrong in the amount of $250,000. The benefits payable to Mr. Armstrong under the SERP vest at age 60, provided Mr. Armstrong is still employed by the Company at that time. If Mr. Armstrong dies, or if his employment is terminated by the Company without cause, the benefits payable under the SERP will automatically vest and be payable to Mr. Armstrong. The Company has also entered into a Split Dollar Life Insurance Agreement dated February 1, 2011 with Mr. Armstrong (the "Split Dollar Agreement"). The Company is responsible for all premiums due under the Split Dollar Agreement.

In connection with the Company's participation in the Treasury's TARP program, Messrs. Presley, Watts and Armstrong entered into letter agreements under which FCB is prohibited from paying to them any "golden parachute payment" which is defined as any payment upon departure from employment for any reason, except for payments for services performed or benefits accrued. Such restrictions will be applicable so long as the Company is participating in the TARP program.

Stock Option Plans

2000 Stock Option Plan

On March 15, 2000 the Board of Directors of First Capital Bank (the "Bank") adopted the First Capital Bank 2000 Stock Option Plan (the "Plan"), which was approved by the shareholders of the Bank at the annual meeting of shareholders held on May 24, 2000. The Plan originally made available up to 77,000 shares of common stock for the granting of stock options to employees, directors, consultants and other persons who have provided services to the Bank in the form of incentive stock options (employees only) and non-qualified stock options (collectively, "Options"). With each subsequent capital raise to support the Company's growth, the Plan has been amended. On March 19, 2003, the Board of Directors of the Bank approved an amendment to the Plan increasing the number of shares reserved for issuance upon exercise of options to be granted under the Plan by 52,170 shares. The amendment was approved by the shareholders of FCB at the annual meeting held on May 22, 2003, as a result of which the Plan made up to 129,170 shares available for issuance upon the exercise of options granted under the Plan. On February 16, 2005, the Board of Directors of the Bank approved an additional amendment to the Plan increasing the number of shares reserved for issuance upon exercise of options to be granted under the Plan by 26,486 shares. The amendment was approved by the shareholders of the Bank at the annual meeting held on May 18, 2005, as a result of which the Plan made up to 233,489 shares available for issuance upon the exercise of options granted under the Plan (after adjustment for the 3 for 2 stock that was effective December 28, 2005).

The Plan was adopted and approved as the FCB 2000 Stock Option Plan in connection with the consummation of the Share Exchange on September 8, 2006. In connection therewith, any and all options thereunder were automatically converted into options to acquire shares of stock in FCB. On February 21, 2007, the Board of Directors of FCB approved an additional amendment to the Plan increasing the number of shares reserved for issuance upon exercise of options to be granted under the Plan by 105,000 shares. The amendment was approved by the shareholders of FCB at the annual meeting held on August 15, 2007, as a result of which the Plan now makes up to 338,489 shares available for issuance upon the exercise of options granted under the Plan.

The Plan terminated in accordance with its terms on the tenth (10th) anniversary of the date of the adoption of the Plan by the Board. Accordingly, no further awards or grants may be made under the Plan.

2010 Stock Incentive Plan

On March 17, 2010, the Company's Board of Directors adopted the First Capital Bancorp, Inc. 2010 Stock Incentive Plan (the "2010 Plan"), which was approved by the shareholders of the Company at the annual meeting of shareholders held on May 19, 2010. The 2010 Plan makes available up to 150,000 shares of the Company's common stock for issuance upon the grant or exercise of restricted stock, stock options or other equity-based awards as permitted under the 2010 Plan. Each employee and director of the Company and its affiliates may participate in the 2010 Plan.

Unless sooner terminated, the 2010 Plan will terminate on May 19, 2020.

The 2010 Plan is administered by the Board of Directors, or a Committee thereof, which has the power to determine the persons to whom Options are to be granted. In administering the 2010 Plan, the

Board of Directors or the Committee, as applicable, has the authority to determine the terms and conditions upon which Options may be made and exercised, to construe and interpret the 2010 Plan and to make all determinations and actions with respect to the 2010 Plan. Pursuant to the provisions of the 2010 Plan, the exercise price of incentive stock options awarded in the future shall not be less than the fair market value of FCB's Common Stock on the date the Option is granted. The exercise price of all other options awarded in the future will not be less than 85% of the fair market value of the stock on the date the option is granted. Furthermore, all Options may be subject to various vesting requirements that must first be satisfied in order for the Options to be exercisable. All Options to be granted to the executive officers and directors of FCB will be granted in accordance with Rule 16b-3 under the Exchange Act.

Option Grants

The following table sets forth information concerning individual grants of stock options made during the last fiscal year to the persons named in the Summary Compensation Table, which were approved by the Board of Directors of FCB.

Name	No. of Options Granted	Date of Grant	Exercise Price	Expiration Date
Robert G. Watts, Jr.	10,000	2/28/2011	$ 3.94	2/28/2021
Gary L. Armstrong	8,500	2/28/2011	$ 3.94	2/28/2021

Year End Option Values

The following table sets forth information concerning the total number of securities underlying unexercised options held at the end of the fiscal year by the persons named in the Summary Compensation Table.

	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End (1)		Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable	Exercisable	Unexercisable		
John M. Presley	12,500	-	-	-	$ 4.50	12/3/2019
	20,000	-	-	-	$ 9.05	10/20/2018
Robert G. Watts, Jr.	3,334	6,666	-	-	$ 3.94	2/28/2021
	2,500	-	-	-	$ 12.00	1/16/2018
	2,275	-	-	-	$ 17.50	1/27/2017
	15,000	-	-	-	$ 10.00	12/17/2013
	225	-	-	-	$ 7.33	3/19/2013
	2,250	-	-	-	$ 7.00	12/11/2012
		-				
Gary L. Armstrong	2,833	5,667	-	-	$ 3.94	2/28/2021
	3,333	1,667	-	-	$ 4.60	11/30/2019

(1) The value of the in-the-money options at fiscal year-end was calculated by determining the difference between the price of a share of common stock and the exercise price of the options.

DIRECTORS' COMPENSATION

For the year ended December 31, 2011, each non-employee member of our Board of Directors (other than the Chairman and Vice Chairman) received $1,000.00, for each Board meeting he or she attended, and $250 for each committee meeting he or she attended. The Chairman and Vice Chairman received $1,500 for each Board meeting attended.

In 2011, non-employee directors received $134,750 in the aggregate as compensation for their services as directors.

The following table sets forth a summary of certain information concerning the compensation paid by us to our directors, other than Robert G. Watts, Jr. and John M. Presley, during 2011. Information regarding the compensation paid to Mr. Watts and Mr. Presley is set forth above.

Name	Fees Earned or Paid in Cash	Total
Gerald Blake	$19,750	$19,750
Grant S. Grayson	$27,250	$27,250
Yancey S. Jones	$15,500	$15,500
Debra L. Richardson	$14,000	$14,000
Joseph C. Stiles, Jr.	$15,000	$15,000
Richard W. Wright	$27,250	$27,250
Gerald Yospin	$16,000	$16,000

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table shows the shares of the Company's Common Stock beneficially owned by (i) each director or nominee for director, (ii) each executive officer of the Company named in the Summary Compensation Table, and (iii) all directors and executive officers of FCB as a group, as of March 27, 2012. As of March 27, 2012, based on information available to the Company, no person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) beneficially owned 5% or more of the Company's Common Stock, except as set forth below. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director or executive officer living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Number of Shares [1]	Percent of Class (%)
Gerald Blake	47,287	1.6
Grant S. Grayson	47,788	1.6
Gary A. Armstrong	17,667	(2)
Yancey S. Jones	53,250	1.8
John M. Presley	54,932	1.8
Debra L. Richardson	24,900	(2)
Joseph C. Stiles, Jr.	44,797	1.5
Robert G. Watts, Jr.	39,633	1.3
Richard W. Wright	152,375	5.1
Gerald Yospin	39,412	1.3
Current directors and executive officers as a group (14 persons)	579,136	18.2%

(1) Amounts reflect shares of common stock issuable upon the exercise of stock options exercisable within 60 days of April 1, 2012, as follows: Mr. Blake 14,725 shares; Mr. Grayson 22,725 shares; Mr. Armstrong 6,167 shares; Mr. Jones 11,725 shares; Ms. Richardson 10,750 shares; Mr. Stiles 14,725 shares; Mr. Watts 25,583 shares; Mr. Wright 20,225 shares; Mr. Yospin 14,725 shares; Mr. Presley 32,500 shares.

(2) Ownership interest less than 1%.

Change in Control. Management of First Capital Bancorp, Inc. knows of no arrangements, including any pledge by any person of securities of the First Capital Bancorp, Inc., the operation of which may at a subsequent date result in a change in control of First Capital Bancorp, Inc., except that in connection with the rights offering described in Note 20 (Other Events) in the financial statements included in this Report on Form 10-K, the Standby Purchaser in such rights offering may own up to 45% of the outstanding common stock of the Company following the completion of the rights offering.

The following table presents Securities Authorized for Issuance Under Equity Compensation Plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	347,600	$8.04	29,500
Equity compensation plans not approved by security holders	-	-	-
Total	347,600	$8.04	29,500

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no legal proceedings to which any director, executive officer or stockholder, or any affiliate thereof, is a party that would be material and adverse to the Company. To the best of the Company's knowledge, during the past ten years, none of our directors or executive officers were involved in any of the following: (1) bankruptcy petition filed by or against any property or business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

During fiscal 2011, the Company or the Bank extended credit to certain of its directors. All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company, and did not involve more than the normal risk of collectibility or present other unfavorable features. The Company is prohibited from making loans, with the exception of residential mortgages and educational loans, to executive officers in excess of certain dollar limits fixed by federal banking laws. The balance of loans to Company directors and executive officers totaled $9.4 million at December 31, 2011, or 23.0% of the Company's equity as of such date.

There are no existing or proposed transactions between the Company and its directors outside of those contemplated in the ordinary course of its banking business. In accordance with the foregoing, the Company currently employs the law firm of LeClairRyan, A Professional Corporation, with which Grant S. Grayson, the Chairman of the Board of Directors of the Company, is affiliated, as counsel to the Company. In addition, the Company purchases office supplies, furniture and equipment from the Supply Room Companies/Mega Office Furniture, with which Yancey Jones, a Director, is affiliated and purchased a replacement vehicle as the corporate runner from Luck Chevrolet, Inc. with which Joseph Stiles is the owner and President.

The Company is leasing office space from Ron Voli, an officer of the Company for its mortgage operation.

Independence. Except for Mr. Watts and Mr. Presley, all of the Company's directors are "independent" as defined by the listing standards of NASDAQ. However, based on his affiliation with LeClairRyan, Mr. Grayson is not "independent" for the purpose of serving on the Audit Committee of the Board of Directors.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the professional fees paid to Cherry Bekaert & Holland, L.L.P by the Company for professional services rendered for the calendar years 2011 and 2010:

	2011	2010
Audit Fees [(1)]	$ 98,350	$ 80,000
Tax Fees [(2)]	$ 16,870	$ 15,700
Total Fees	$ 115,220	$ 95,700

[(1)] These are fees paid for professional services rendered for the audit of the Company's annual financial statements, for the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q and amounts related to the S-1 filing.

(2) These are fees paid on professional services rendered for the preparation of the Company's tax return and tax compliance services.

Financial Information Systems Design and Implementation Fees and All Other Fees

No fees for professional services were billed to the Company by Cherry, Bekaert & Holland during the fiscal year ended December 31, 2011, except for the fees described above. The Audit Committee pre-approved the audit, transaction fees and tax services.

PART IV

ITEM 15. EXHIBITS.

The following exhibits are filed as part of this Form 10-K

No. Description

2.1 Agreement and Plan of Reorganization dated as of September 5, 2006, by and between First Capital Bancorp, Inc. and First Capital Bank (incorporated by reference to Exhibit 2.1 of Form 8-K 12 g-3 filed on September 12, 2006).

3.1 Articles of Incorporation of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Form 10-QSB filed on November 13, 2006).

3.2 Amended and Restated bylaws of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 22, 2007).

3.4 Articles of Amendment to the Company's Articles of Incorporation, increasing the number of authorized shares of Common Stock to 30,000,000 (incorporated by reference to Exhibit 3.1 of Form 8-K filed on June 3,2010).

3.3 Articles of Amendment to the Company's Articles of Incorporation, designating the terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 of Form 8-K filed on April 6, 2009).

4.1 Specimen Common Stock Certificate of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 4.1 of Form SB-2 filed on March 16, 2007.

4.2 Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 4.1 of Form 8-K filed on April 6, 2009).

4.3 Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.2 of Form 8-K filed on April 6, 2009).

10.1 2000 Stock Option Plan (formerly First Capital Bank 2000 Stock Option Plan) (incorporated by reference to Exhibit 10.1 to Amendment No.1 to Form SB-2 filed on April 26, 2007). *

10.2 Amended and Restated Employment Agreement dated December 31, 2008, between First Capital Bank and Robert G. Watts, Jr. (incorporated by reference to Exhibit 10.2 of Form 10-K filed on March 31, 2009).*

10.3 Amended and Restated Change in Control Agreement dated September 15, 2006, between First Capital Bank and William W. Ranson (incorporated by reference to Exhibit 10.3 of Amendment No.1 to Form SB-2 filed on April 26, 2007).*

10.4 Employment Agreement dated December 31, 2008, between First Capital Bancorp. Inc. and John M. Presley (incorporated by reference to Exhibit 10.4 of Form 10-K filed on March 31, 2009).*

10.5 Change in Control Agreement dated April 14, 2009, between First Capital Bank and K. Bradley Hildebrandt (incorporated by reference to Exhibit 10.4 of Form 8-K filed on April 16, 2009).*

10.6 Form of Change in Control Agreement dated April 1, 2009, between First Capital Bank and each of William D. Bein, Ralph Ward, Jr., James E. Sedlar and Barry P. Almond (incorporated by reference to Exhibit 10.6 of Form 10-Q filed on August 14, 2009). *

10.7 Letter Agreement, dated as of April 3, 2009, by and between First Capital Bancorp, Inc., and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.1 in Form 8-K filed on April 6, 2009).

10.8 Side Letter Agreement dated April 3, 2009, by and between First Capital Bancorp, Inc. and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.2 of Form 8-K filed on April 6, 2009).

10.9 Form of Waiver (incorporated by reference to Exhibit 10.3 of Form 8-K filed on April 6, 2009).

10.10 Form of Waiver (incorporated by reference to Exhibit 10.4 of Form 8-K filed on April 6, 2009).

10.11 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Form S-8 filed on September 3, 2010).

10.12 Split Dollar Life Insurance Agreement dated as of February 1, 2011, by and between First Capital Bancorp, Inc. and Gary A. Armstrong (incorporated by reference to Exhibit 10.12 of Form 10-K filed on March 31, 2011)*

10.13 Supplemental Executive Retirement Plan Agreement dated as of February 1, 2011, by and between First Capital Bancorp, Inc. and Gary L. Armstrong (incorporated by reference to Exhibit 10.13 of Form 10-K filed on March 31, 2011)*

10.14 Executive Split Dollar Agreement dated as of May 12, 2011, by and between First Capital Bancorp, Inc. and John M. Presley (incorporated by reference to Exhibit 10.1 of Form 8-K filed on May 13, 2011)*

10.15 Executive Split Dollar Agreement dated as of May 12, 2011, by and between First Capital Bancorp, Inc. and Robert G. Watts, Jr. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on May 13, 2011)*

21.1 List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Form SB-2 filed on March 16, 2007).

23.1 Consent of Cherry, Bekaert & Holland, L.L.P., independent registered public accounting firm.

24 Power of Attorney (included on signature page).

31.1 Certification of John M. Presley, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 30, 2012.

31.2 Certification of William W. Ranson, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 30, 2012.

32.1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 A Banker's Professional Code of Ethics as adopted by First Capital Bank (incorporated by reference to Exhibit 99.1 of Form 10-KSB/A filed on June 13, 2007).

99.2 Code of Conduct and Conflict of Interest as adopted by First Capital Bank (incorporated by reference to Exhibit 99.2 of Form 10-KSB/A filed on June 13, 2007).

99.3 Certification of John M. Presley Pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

99.4 Certification of William W. Ranson Pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

101 The following materials from the Company's 10-K Report for the year ended December 31, 2011, formatted in XBRL: (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text. (1)

* Management contract or compensation plan or arrangement.
(1) Furnished, not filed.

Exhibits to Form 10-K; Financial Information

A copy of any of the exhibits to this Report on Form 10-K and copies of any published annual or quarterly reports will be furnished without charge to the stockholders as of the record date, upon written request to William W. Ranson, Executive Vice President & Chief Financial Officer, 4222 Cox Road, Glen Allen, Virginia 23060.

Exhibit 23.1

CHERRY BEKAERT & HOLLAND

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Capital Bancorp, Inc. and Subsidiary
Richmond, Virginia

We consent to the incorporation by reference in Registration Statements on Form S-3 (No's. 333-150776 and 333-158943) and on Form S-8 (No's. 333-146305 and 333-169202) of First Capital Bancorp, Inc. and Subsidiary of our report dated March 30, 2012, relating to the audits of the consolidated financial statements of First Capital Bancorp, Inc. and Subsidiary as of December 2011 and 2010, for each of the years in the two-year period ended December 31, 2011, which appear in the December 31, 2011 Annual Report on Form 10-K of First Capital Bancorp, Inc. and Subsidiary.

/S/ Cherry, Bekaert & Holland, L.L.P

Richmond, Virginia
March 30, 2012

Exhibit 31.1

I, John M. Presley, certify that:

1. I have reviewed this annual report on Form 10-K of First Capital Bancorp, Inc. for the year ended December 31, 2011;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the

audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2012

/s/ John M. Presley
John M. Presley
Managing Director and Chief Executive Officer

Exhibit 31.2

I, William W. Ranson, certify that:

1. I have reviewed this annual report on Form 10-K of First Capital Bancorp, Inc. for the year ended December 31, 2011;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the

audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2012

s/ William W. Ranson
William W. Ranson
Executive Vice President and
Chief Financial Officer

Exhibit 32

**CERTIFICATION PURSUANT TO
18 U.S.C.SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Each of the undersigned hereby certifies that this Annual Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of First Capital Bancorp, Inc.

Date: March 30, 2012

By: /s/ John M. Presley.
John M. Presley
Managing Director and
Chief Executive Officer

By: /s/ William W. Ranson
William W. Ranson
Executive Vice President & CFO
(Principal Accounting and
Financial Officer)

Exhibit 99.3

Certification of Chief Executive Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

UST Sequence Number 444

I, John M. Presley, Managing Director and CEO (Principal Executive Officer), certify, based on my knowledge, that:

(i) The compensation committee of First Capital Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to First Capital Bancorp, Inc.;

(ii) The compensation committee of First Capital Bancorp, Inc. has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc. and has identified any features of the employee compensation plans that pose risks to First Capital Bancorp, Inc. and has limited those features to ensure that First Capital Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First Capital Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First Capital Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc.;

(B) Employee compensation plans that unnecessarily expose First Capital Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee;

(vi) First Capital Bancorp, Inc. has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First Capital Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) First Capital Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) First Capital Bancorp, Inc. and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First Capital Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period

(xi) First Capital Bancorp, Inc. will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First Capital Bancorp, Inc. will disclose whether First Capital Bancorp, Inc., the board of directors of First Capital Bancorp, Inc., or the compensation committee of First Capital Bancorp, Inc. has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First Capital Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) First Capital Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First Capital Bancorp, Inc. and Treasury, including any amendments;

(xv) First Capital Bancorp, Inc. has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001.)

Date: March 30, 2012

/s/ John M. Presley
John M. Presley
Managing Director & CEO

Exhibit 99.4

Certification of Principal Financial Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

UST Sequence Number 444

I, William W. Ranson, Executive Vice President & CFO (Principal Financial Officer) certify, based on my knowledge, that:

(i) The compensation committee of First Capital Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to First Capital Bancorp, Inc.;

(ii) The compensation committee of First Capital Bancorp, Inc. has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc. and has identified any features of the employee compensation plans that pose risks to First Capital Bancorp, Inc. and has limited those features to ensure that First Capital Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First Capital Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First Capital Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc.;

(B) Employee compensation plans that unnecessarily expose First Capital Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee;

(vi) First Capital Bancorp, Inc. has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First Capital Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) First Capital Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) First Capital Bancorp, Inc. and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First Capital Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period

(xi) First Capital Bancorp, Inc. will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First Capital Bancorp, Inc. will disclose whether First Capital Bancorp, Inc., the board of directors of First Capital Bancorp, Inc., or the compensation committee of First Capital Bancorp, Inc. has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First Capital Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) First Capital Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First Capital Bancorp, Inc. and Treasury, including any amendments;

(xv) First Capital Bancorp, Inc. has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001.)

Date: March 30, 2012

/s/ William W. Ranson
William W. Ranson
Executive Vice President
& Chief Financial Officer

SIGNATURE

The undersigned hereby appoint John M. Presley and William W. Ranson and each of them, as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, any and all exhibits and amendments to this 10-K, and any and all instruments and other documents to be filed with the Securities and Exchange Commission pertaining to this 10-K, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

FIRST CAPITAL BANCORP, INC.

Date: March 30, 2012

By: /s/ John M. Presley
John M. Presley.
Managing Director and Chief Executive Officer

Pursuant to the requirements of Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Date: March 30, 2012

/s/ John M. Presley
John M. Presley.
Managing Director and Chief Executive Officer and Director

Date: March 30, 2012

/s/ Robert G. Watts, Jr.
Robert G. Watts, Jr.
President and Director

Date: March 30, 2012

/s/ William W. Ranson
William W. Ranson
Executive Vice President and CFO
(Principal Accounting and Financial Officer)

Date: March 30, 2012

/s/ Gerald Blake
Gerald Blake, Director

Date: March 30, 2012

/s/ Grant S. Grayson
Grant S. Grayson, Director

Date: March 30, 2012

/s/ Yancey S. Jones
Yancey S. Jones, Director

Date: March 30, 2012

/s/ Joseph C. Stiles, Jr.
Joseph C. Stiles, Jr., Director

Date: March 30, 2012

/s/ Richard W. Wright
Richard W. Wright, Director

Date: March 30, 2012

/s/ Gerald H. Yospin
Gerald H. Yospin, Director

Date: March 30, 2012

/s/ Debra L. Richardson
Debra L. Richardson, Director

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FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Consolidated Financial Statements

For the Years Ended
December 31, 2011 and 2010

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FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Contents

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements	
Consolidated Statements of Financial Condition December 31, 2011 and 2010	F-3
Consolidated Statements of Operations For the Years Ended December 31, 2011 and 2010	F-4
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) For the Years Ended December 31, 2011 and 2010	F-5
Consolidated Statements of Cash Flows For the Years Ended December 31, 2011 and 2010	F-6
Notes to Consolidated Financial Statements	F-7

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
First Capital Bancorp, Inc. and Subsidiary
Richmond, Virginia

We have audited the accompanying consolidated statements of financial condition of First Capital Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years then ended. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
March 30, 2012

PART 1 - FINANCIAL INFORMATION
Item 1 - Financial Statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition
Years Ended December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
	(Dollars in thousands, except per share data)	
ASSETS		
Cash and due from banks	$ 9,187	$ 6,210
Interest-bearing deposits in other banks	41,172	26,157
Investment securities:		
Available for sale, at fair value	84,035	86,787
Held to maturity, at cost	2,884	2,389
Restricted, at cost	4,597	4,669
Loans held for sale	1,366	-
Loans, net of allowance for losses of $9,271 in 2011 and $11,036 in 2010	360,969	386,209
Other real estate owned	7,646	2,615
Premises and equipment, net	11,273	11,400
Accrued interest receivable	1,689	2,062
Bank owned life insurance	8,917	448
Deferred tax asset	3,822	3,530
Prepaid FDIC premiums	1,482	2,206
Other assets	2,651	1,343
Total assets	$ 541,690	$ 536,025
LIABILITIES		
Deposits		
Noninterest-bearing	$ 46,426	$ 40,379
Interest-bearing	393,773	386,491
Total deposits	440,199	426,870
Securities sold under repurchase agreements	1,608	1,077
Subordinated debt	7,155	7,155
Federal Home Loan Bank advances	50,000	55,000
Accrued expenses and other liabilities	2,045	2,248
Total liabilities	501,007	492,350
STOCKHOLDERS' EQUITY		
Preferred stock, $4.00 par value, $1,000 liquidation preference, 2,000,000 authorized shares, 10,958 issued and outstanding	44	44
Common stock, $4.00 par value, 30,000,000 authorized shares, 2,971,171 issued and outstanding	11,885	11,885
Additional paid-in capital	29,695	29,739
Retained (deficit) earnings	(1,942)	1,643
Warrants	661	661
Discount on preferred stock	(303)	(434)
Accumulated other comprehensive income, net of tax	643	137
Total stockholders' equity	40,683	43,675
Total liabilities and stockholders' equity	$ 541,690	$ 536,025

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
	(Dollars in thousands, except per share data)	
Interest and dividend income		
Loans	$ 21,511	$ 23,309
Investments:		
Taxable interest income	2,090	2,445
Tax exempt interest income	554	538
Dividends	113	93
Interest bearing deposits	59	45
Total interest income	24,327	26,430
Interest expense		
Deposits	6,592	8,141
FHLB advances	1,641	1,840
Subordinated debt and other borrowings	146	236
Total interest expense	8,379	10,217
Net interest income	15,948	16,213
Provision for loan losses	9,441	8,221
Net interest income after provision for loan losses	6,507	7,992
Noninterest income		
Fees on deposits	323	277
Gain on sale of securities	1,079	281
Other	678	492
Total noninterest income	2,080	1,050
Noninterest expenses		
Salaries and employee benefits	6,398	5,777
Occupancy expense	806	718
Data processing	778	736
Professional services	676	683
Advertising and marketing	273	177
FDIC assessment	758	1,000
Virginia franchise tax	474	492
Write-down and losses on OREO	747	674
Depreciation	603	490
Other	2,036	1,803
Total noninterest expense	13,549	12,550
Net loss before provision for income taxes	(4,962)	(3,508)
Income tax benefit	(1,886)	(1,336)
Net loss	(3,076)	(2,172)
Effective dividend on preferred stock	679	678
Net loss allocable to common stockholders	$ (3,755)	$ (2,850)
Basic and diluted loss per common share	$ (1.26)	$ (0.96)

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
Years Ended December 31, 2011 and 2010

(Dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Warrants	Discount on Preferred Stock	Accumulated Other Comprehensive Income	Total
Balance December 31, 2009	$ 44	$ 11,885	$ 29,696	$ 4,494	$ 661	$ (565)	$ 244	$ 46,459
Net loss	-	-	-	(2,172)	-	-	-	(2,172)
Other comprehensive loss								
Unrealized holding loss arising during period, (net of tax, $55)	-	-	-	-	-	-	(107)	(107)
Total comprehensive loss								(2,279)
Preferred stock dividend	-	-	-	(548)	-	-	-	(548)
Accretion of discount on preferred stock	-	-	-	(131)	-	131	-	-
Stock based compensation	-	-	43	-	-	-	-	43
Balance December 31, 2010	$ 44	$ 11,885	$ 29,739	$ 1,643	$ 661	$ (434)	$ 137	$ 43,675
Net loss	-	-	-	(3,076)	-	-	-	(3,076)
Other comprehensive income								
Unrealized holding gain arising during period, (net of tax, $261)	-	-	-	-	-	-	506	506
Total comprehensive loss								(2,570)
Preferred stock dividend	-	-	(137)	(411)	-	-	-	(548)
Accretion of discount on preferred stock	-	-	(33)	(98)	-	131	-	-
Stock based compensation	-	-	126	-	-	-	-	126
Balance December 31, 2011	$ 44	$ 11,885	$ 29,695	$ (1,942)	$ 661	$ (303)	$ 643	$ 40,683

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
	(Dollars in thousands)	
Cash flows from operating activities		
Net loss	$ (3,076)	$ (2,172)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for loan losses	9,441	8,221
Depreciation of premises and equipment	603	490
Net amortization of bond premiums/discounts	856	675
Stock based compensation expense	126	43
Deferred income taxes	(553)	(2,040)
Gain on sale of securities	(1,079)	(281)
Gain on loans sold	(29)	-
Loss on sale and write-down of other real estate owned	747	714
Increase in cash surrender value of bank owned life insurance	(220)	(14)
Proceeds from sale of loans held for sale	3,273	-
Origination of loans held for sale	(4,610)	-
(Increase) decrease in other assets	(584)	1,096
Decrease in accrued interest receivable	373	231
Decrease in accrued expenses and other liabilities	(203)	(1,165)
Net cash provided by operating activities	5,065	5,798
Cash flows from investing activities		
Proceeds from maturities and calls of securities	6,500	16,450
Proceeds from paydowns of securities available-for-sale	11,416	13,560
Purchase of securities available-for-sale	(50,663)	(50,859)
Proceeds from sale of securities available-for-sale	35,994	9,690
Proceeds from sale of other real estate owned	2,253	1,328
Improvements in other real estate owned	(108)	(23)
Purchase bank owned life insurance	(8,249)	(434)
Purchase of FHLB Stock	(9)	(243)
Purchase of Federal Reserve Stock	(2)	(268)
Redemption of FHLB Stock	83	-
Purchases of premises and equipment	(476)	(4,772)
Net decrease in loans	7,876	1,444
Net cash provided by (used in) investing activities	4,615	(14,127)
Cash flows from financing activities		
Net increase in deposits	13,329	4,735
(Repayments) advances from FHLB	(5,000)	5,000
Dividends on preferred stock	(548)	(548)
Net increase (decrease) in repurchase agreements	531	(158)
Net cash provided by financing activities	8,312	9,029
Net increase in cash and cash equivalents	17,992	700
Cash and cash equivalents, beginning of period	32,367	31,667
Cash and cash equivalents, end of period	$ 50,359	$ 32,367
Supplemental disclosure of cash flow information		
Interest paid during the period	$ 6,375	$ 10,263
Taxes paid during the period	$ 611	$ 825
Supplemental schedule of noncash investing and financing activities		
Transfer of loans to other real estate owned	$ 7,923	$ 1,246
Unrealized gain on securities available for sale	$ 767	$ 162

See notes to consolidated financial statements.

Note 1 - Summary of significant accounting policies

First Capital Bancorp, Inc. (the "Company") is the holding company of and successor to First Capital Bank (the "Bank"). Effective September 8, 2006, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction (the "Share Exchange") pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between the Company and the Bank (the "Agreement"). The Agreement was approved by the shareholders of the Bank at the annual meeting of shareholders held on May 16, 2006. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of the Company's common stock, par value $4.00 per share, on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company of the Bank and the shareholders of the Bank became shareholders of the Company. All references to the Company in this annual report for dates or periods prior to September 8, 2006 are references to the Bank.

The Company conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First Capital Bank. First Capital Bank created RE1, LLC, and RE2, LLC, wholly owned Virginia limited liability companies in 2008 and 2011 respectively, for the sole purpose of taking title to property acquired in lieu of foreclosure. RE1, LLC and RE2, LLC have been consolidated with First Capital Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and such other subsidiaries as it may acquire or establish.

The Company has one other wholly owned subsidiary, FCRV Statutory Trust 1 (the "Trust"), a Delaware Business Trust that was formed in connection with the issuance of trust preferred debt in September, 2006. Pursuant to current accounting standards, the Company does not consolidate the Trust.

The accounting and reporting policies of the Company and its wholly owned subsidiary conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The following is a summary of the more significant of these policies.

Consolidation – The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. The estimation process may include management obtaining independent appraisals for significant collateral properties, but the ultimate collectibility and recovery of carrying amounts are susceptible to changes in the local real estate market and other local economic conditions.

Management uses available information to recognize losses on loans; future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change in the near term.

Cash equivalents - Cash equivalents include short-term highly liquid investments with maturities of three months or less at the date of purchase, including Federal funds sold.

Investment Securities – Investment in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization or premiums and accretion of discounts using the interest method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their fair value below amortized cost. Investment not classified as held-to-maturity are classified as available-for-sale. Debt securities classified as available-for-sale are stated at fair value with unrealized holding gains and losses excluded from earnings and reported, net of deferred tax, as a component of other comprehensive income until realized.

The Company as a matter of policy does not trade securities and therefore does not classify any of its securities as such. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method and recognized on a trade-date basis. Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost, if any, are included in earnings as realized losses.

Due to the nature of, and restrictions placed upon the Company's common stock investment in the Federal Reserve Bank, Federal Home Loan Bank of Atlanta and Community Bankers Bank, these securities have been classified as restricted equity securities and carried at cost. These restricted securities are not subject to the investment security classifications.

Loans and allowances for loan losses - Loans are concentrated to borrowers in the Richmond metropolitan area and are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. The Company defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments.

Loans that are 90 days or more past due are individually reviewed for ultimate collectibility. Interest determined to be uncollectible on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is returned to normal, in which case the loan is returned to accrual status.

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb known and expected loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating loan losses. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Bank's regulators.

A loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts of principal and interest when due according to the contractual terms of the loan agreement. Impairment is measured either by discounting the expected future cash flows at the loan's effective interest rate, based on the net realizable value of the collateral or based upon an observable market price where applicable. Charges on impaired loans are recognized as a component of the allowance for loans losses.

Loans Held for Sale--Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. We typically release the mortgage servicing rights when the loans are sold.

We account for the transfer of financial assets in accordance with authoritative accounting guidance which is based on consistent application of a financial-components approach that recognizes the financial and servicing assets we control and the liabilities we have incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The guidance provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings.

As is customary in such sales, we provide indemnifications to the buyers under certain circumstances. These indemnifications may include our repurchase of loans. No repurchases and losses during the last two years have been experienced; accordingly, no provision is made for losses at the time of sale.

We enter into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Time elapsing between issuance of a loan commitment and closing and sale of the loan generally ranges from 5 to 20 days. We protect ourselves from changes in interest rates through the use of best efforts forward delivery contracts, whereby we commit to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, we are not exposed to losses nor will we realize significant gains related to our rate lock commitments due to changes in interest rates.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. We determine the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Due to high correlation between rate lock commitments and best efforts contracts, no significant gains or losses have occurred on the rate lock commitments for the years ended December 31, 2011 and 2010.

Other real estate owned – Other real estate owned is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis for the asset. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the properties are carried at the lower of carrying amount or fair value less cost to sell. Subsequent write-downs that may be required to the carrying value of these properties are charged to current operations. Gains and losses realized from the sale of other real estate owned are included in current operations.

Bank premises and equipment - Company premises and equipment are stated at cost, less accumulated depreciation. Depreciation of Company premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 39 years for premises and 5 to 10 years for equipment, furniture and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against the proceeds and any resulting gain or loss is included in the determination of income.

Impairment or Disposal of Long-Lived Assets - The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceed the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell.

Bank-owned life insurance – During 2011 and 2010, the Bank purchased life insurance on key employees in the face amount of $21.4 million and $1.3 million respectively. The policies are recorded at their cash surrender value and reported in other assets on the balance sheet. The cash surrender value at December 31, 2011 and 2010 was $8.9 million and $448 thousand respectively. Income generated from these policies is recorded as noninterest income.

Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Advertising costs - Advertising costs are expensed in the period they are incurred and amounted to $273 thousand and $177 thousand for December 31, 2011 and 2010, respectively.

Stock Based Compensation – Effective January 1, 2006, the Company adopted ASC 718 (formerly SFAS No. 123R) Stock Compensation. This statement requires the costs resulting from all share-based payments to employees, including grants of employee stock options, be recognized as compensation in the financial statements.

Earnings (loss) Per Common Share—Earnings (loss) per common share represents net income allocable to stockholders, which represents net income (loss) less dividends paid or payable to preferred stock shareholders, divided by the weighted-average number of common shares outstanding during the period. For diluted earnings per common share, net income allocable to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options and restricted stock, as well as any adjustment to income that would result from the assumed issuance. The effects of restricted stock and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Potential common shares that may be issued relate solely to outstanding stock options and restricted stock and are determined using the treasury stock method.

Recently Issued Accounting Pronouncements

In April 2011, the FASB issued ASU No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements. The Update amends existing guidance to remove from the assessment of effective control, the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and, as well, the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for the Company's reporting period beginning on or after December 15, 2011. The guidance applies prospectively to transactions or modification of existing transactions that occur on or after the effective date and early adoption is not permitted. The adoption of this ASU will not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The Update amends existing guidance regarding the highest and best use and valuation premise by clarifying these concepts are only applicable to measuring the fair value of nonfinancial assets. The Update also clarifies that the fair value measurement of financial assets and financial liabilities which have offsetting market risks or counterparty credit risks that are managed on a portfolio basis, when several criteria are met, can be measured at the net risk position. Additional disclosures about Level 3 fair value measurements are required including a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation process in place, and discussion of the sensitivity of fair value changes in unobservable inputs and interrelationships about those inputs as well disclosure of the level of the fair value of items that are not measured at fair value in the financial statements but disclosure of fair value is required. The provisions of ASU No. 2011-04 are effective for the Company's reporting period beginning after December 15, 2011 and should be applied prospectively. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. The Update amends current guidance to allow a company the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions do not change the items that must be reported in other comprehensive income or when an item of other comprehensive must to reclassified to net income. The amendments do not change the option for a company to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense (benefit) related to the total of other comprehensive income items. The amendments do not affect how earnings per share is calculated or presented. The provisions of ASU No. 2011-05 are effective for the Company's reporting period beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted and there are no required transition disclosures. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The ASU defers indefinitely the requirement to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. The Company is currently in the process of evaluating the Updates but does not expect either will have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. With the Update, a company testing goodwill for impairment now has the option of performing a qualitative assessment before calculating the fair value of the reporting unit (the first step of goodwill impairment test). If, on the basis of qualitative factors, the fair value of the reporting unit is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. Additionally, new examples of events and circumstances that an entity should consider in performing its qualitative assessment about whether to proceed to the first step of the goodwill impairment have been made to the guidance and replace the previous guidance for triggering events for interim impairment assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this ASU will not have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities. The update requires an entity to offset, and present as a single net amount, a recognized eligible asset and a recognized eligible liability when it has an unconditional and legally enforceable right of setoff and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments are effective for annual and interim reporting periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company's consolidated financial statements.

Note 2 – Restrictions of cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $1.4 million for the week including December 31, 2011 and $352 thousand for the week including December 31, 2010.

Note 3 – Investment Securities

The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities are as follows:

	December 31, 2011			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
		(Dollars in thousands)		
Available-for-sale				
U.S. Government agencies	$ 1,998	$ 7	$ 4	$ 2,001
Mortgage-backed securities	15,484	424	-	15,908
Corporate bonds	15,472	3	781	14,694
CMO securities	37,803	919	-	38,722
State and political subdivisions - taxable	6,490	256	23	6,723
State and political subdivisions - tax exempt	4,203	131	-	4,334
SBA - Guarantee portion	1,610	43	-	1,653
	$ 83,060	$ 1,783	$ 808	$ 84,035

	December 31, 2010			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
		(Dollars in thousands)		
Available-for-sale				
U.S. Government agencies	$ 6,533	$ 48	$ -	$ 6,581
Mortgage-backed securities	14,834	347	159	15,022
Corporate bonds	6,412	21	31	6,402
CMO securities	30,587	568	111	31,044
State and political subdivisions - taxable	12,319	106	419	12,006
State and political subdivisions - tax exempt	12,150	88	246	11,992
SBA - Guarantee portion	3,743	12	15	3,740
	$ 86,578	$ 1,190	$ 981	$ 86,787

	December 31, 2011			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Held-to-maturity		(Dollars in thousands)		
Tax-exempt municipal bonds	$ 2,884	$ 237	$ 5	$ 3,116
	$ 2,884	$ 237	$ 5	$ 3,116

	December 31, 2010			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Held-to-maturity		(Dollars in thousands)		
Tax-exempt municipal bonds	$ 2,389	$ 54	$ 81	$ 2,362
	$ 2,389	$ 54	$ 81	$ 2,362

The amortized cost, weighted average yield and estimated fair value of debt securities at December 31, 2011, by contractual maturity, were as follows:

	Amortized Cost	Weighted Average Tax Equivalent Yield	Fair Value
		(Dollars in thousands)	
Available-for-sale			
Due in one year or less	$ -	0.00%	$ -
Due after one year through five years	15,518	2.33%	14,978
Due after five through ten years	16,080	3.32%	16,313
Due after ten years	51,462	3.00%	52,744
Total	83,060	2.94%	84,035
Held-to-maturity			
Due after ten years	2,884	7.12%	3,116
Total	$ 85,944	3.08%	$ 87,151

The following table details unrealized losses and related fair values in the Company's available-for-sale investment securities portfolios. All unrealized losses on investment securities are a result of volatility in the market during 2011 and 2010. At December 31, 2011 there was 15 out of 123 securities with fair values less than amortized cost primarily in municipal securities and corporate bonds. At December 31, 2010 there was 49 out of 131 securities with fair values less than amortized cost primarily in municipal securities and corporate bonds. All unrealized losses are considered by management to be temporary given investment security credit ratings, the short duration of the unrealized losses and the intent and ability to retain these securities for a period of time sufficient to recover all unrealized losses. This information is aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2011 and 2010:

	December 31, 2011					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in thousands)			
Assets:						
U.S. Government agencies	$ 996	$ 4	$ -	$ -	$ 996	$ 4
Mortgage-backed securities	-	-	-	-	-	-
Corporate bonds	13,220	755	473	26	13,693	781
CMO securities	916	-	-	-	916	-
State & political subdivisions-taxable	1,070	23	-	-	1,070	23
State & political subdivisions-tax exempt	-	-	-	-	-	-
SBA	-	-	-	-	-	-
All securities	$ 16,202	$ 782	$ 473	$ 26	$ 16,675	$ 808

	December 31, 2010					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Assets:						
Mortgage-backed securities	$ 6,051	$ 159	$ -	$ -	$ 6,051	$ 159
Corporate bonds	5,337	31	-	-	5,337	31
CMO securities	6,545	111	-	-	6,545	111
State & political subdivisions-taxable	10,011	419	-	-	10,011	419
State & political subdivisions-tax exempt	8,918	327	-	-	8,918	327
SBA	2,073	15	-	-	2,073	15
All securities	$ 38,935	$ 1,062	$ -	$ -	$ 38,935	$ 1,062

Restricted equity securities consist primarily of Federal Home Loan Bank of Atlanta stock in the amount of $3.2 million and $3.3 as of December 31, 2011 and 2010 and Federal Reserve Bank stock in the amount of $1.3 million at both December 31, 2011 and 2010. Restricted equity securities are carried at cost. The Federal Home Loan Bank requires the Bank to maintain stock in an amount equal to 4.5% of outstanding borrowings and a specific percentage of the member's total assets. The Federal Reserve Bank of Richmond requires the Company to maintain stock with a par value equal to 3% of its outstanding capital.

Securities with a market value of approximately $14.5 million and $4.9 million were pledged as collateral at December 31, 2011 and 2010, respectively to secure purchases of federal funds, repurchase agreements, and collateral for customer's deposits.

Note 4 – Loans

Major classifications of loans are as follows:

	December 31,	
	2011	2010
	(Dollars in thousands)	
Real estate		
Residential	$ 127,541	$ 118,209
Commercial	142,989	145,399
Residential Construction	9,712	15,852
Other Construction, Land Development & Other Land	48,637	66,041
Commercial	37,922	48,004
Consumer	3,250	3,693
Total loans	370,051	397,198
Less:		
Allowance for loan losses	9,271	11,036
Net deferred (income) costs	189	47
Loans, net	$ 360,969	$ 386,209

A summary of risk characteristics by loan portfolio classification follows:

Real Estate – Residential – This portfolio primarily consists of investor loans secured by properties in the Bank's normal lending area. Those investor loans are typically a five year rate adjustment loans. These loans generally have an original loan-to-value ("LTV") of 80% or less. This category also includes home equity lines of credit ("HELOC"). The HELOCs generally have an adjustable rate tied to prime rate and a term of 10 years. Given the declining value of residential properties over the past several years, these loans possess a higher than average level of risk of loss to the bank. Multifamily residential real estate is moderately seasoned and is generally secured by properties in the Bank's normal lending area.

Real Estate – Commercial – This portfolio consists of nonresidential improved real estate which includes shopping centers, office buildings, etc. These properties are generally located in the Bank's normal lending area. Decreased rental income due to the economic slowdown has caused some deterioration in values. As a result, this category of loans has a higher than average level of risk.

Real Estate – Residential Construction – This portfolio has decreased significantly over the past several years as fewer construction loans have been made during the economic downtown. These loans are located in the Bank's normal lending area.

Real Estate – Other Construction, Land Development and Other Land Loans – This portfolio includes raw undeveloped land and developed residential and commercial. lots held by developers. Given the significant decline in value for both developed and undeveloped land due to reduced demand, this portfolio possesses an increased level of risk compared to other loan portfolios. Continuing deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for customers.

Commercial – These loans include loans to businesses that are not secured by real estate. These loans are typically secured by accounts receivable, inventory, equipment, etc. Commercial loans are typically granted to local businesses that have a strong track record of profitability and performance.

Consumer – Loans in this portfolio are either unsecured or secured by automobiles, marketable securities, etc. They are generally granted to local customers that have a banking relationship with our Bank.

Activity in the allowance for loan losses for the twelve months ended is as follows:

	December 31, 2011	December 31, 2010
	(Dollars in thousands)	
Balance, beginning of year	$ 11,036	$ 6,600
Provision for loan losses	9,441	8,221
Recoveries	948	31
Charge-offs	(12,154)	(3,816)
Balance, end of year	$ 9,271	$ 11,036
Ratio of allowance for loan losses as a percent of loans outstanding at the end of the period	2.51%	2.78%

The following table presents activity in the allowance for loan losses by portfolio segment:

	Real Estate						
	Residential	Commercial	Residential Construction	Other Construction, Land Devel . & Other Land	Commercial	Consumer	Total
	(Dollars in thousands)						
Balance, January 1, 2011	$ 3,431	$ 760	$ 494	$ 4,299	$ 2,031	$ 21	$ 11,036
Provision for loan losses	2,910	828	937	3,744	1,022	-	9,441
Recoveries	105	-	18	816	9	-	948
Charge-offs	(2,766)	(213)	(799)	(6,684)	(1,692)	-	(12,154)
Balance, December 31, 2011	$ 3,680	$ 1,375	$ 650	$ 2,175	$ 1,370	$ 21	$ 9,271
Balance, January 1, 2010	$ 2,315	$ 450	$ 526	$ 2,400	$ 899	$ 10	$ 6,600
Provision for loan losses	2,000	611	1,200	2,750	1,649	11	8,221
Recoveries	16	2	-	-	13	-	31
Charge-offs	(900)	(303)	(1,232)	(851)	(530)	-	(3,816)
Balance, December 31, 2010	$ 3,431	$ 760	$ 494	$ 4,299	$ 2,031	$ 21	$ 11,036

The charging off of uncollectible loans is determined on a case-by-case basis. Determination of a collateral shortfall, prospects for recovery, delinquency and the financial resources of the borrower and any guarantor are all considered in determining whether to charge-off a loan. Closed-end retail loans that become past due 120 cumulative days and open-end retail loans that become past due 180 cumulative days from the contractual due date will be charged off.

The following table presents the aging of unpaid principal in loans as of December 31, 2011 and 2010:

	December 31, 2011				
	30 - 89 Days Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
	(Dollars in thousands)				
Real estate					
Residential	$ 1,334	$ -	$ 6,410	$ 119,797	$ 127,541
Commercial	132	-	2,909	139,948	142,989
Residential Construction	250	-	748	8,714	9,712
Other Construction, Land Development & Other Land	-	-	5,803	42,834	48,637
Commercial	470	-	1,114	36,338	37,922
Consumer	90	-	707	2,453	3,250
Total	$ 2,276	$ -	$ 17,691	$ 350,084	$ 370,051

	December 31, 2010				
	30 - 89 Days Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
	(Dollars in thousands)				
Real estate					
Residential	$ 719	$ 564	$ 8,402	$ 108,524	$ 118,209
Commercial	-	-	355	145,044	145,399
Residential Construction	492	-	1,366	13,994	15,852
Other Construction, Land Development & Other Land	16	-	6,617	59,408	66,041
Commercial	-	993	5,615	41,396	48,004
Consumer	10	-	-	3,683	3,693
Total	$ 1,237	$ 1,557	$ 22,355	$ 372,049	$ 397,198

Loans are determined past due or delinquent based on the contractual terms of the loan. Payments past due 30 days or more are considered delinquent. The accrual of interest is generally discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual at an earlier date if collection of principal or interest is considered doubtful or charged-off if a loss is considered imminent.

All interest accrued but not collected for loans that are placed on nonaccrual are reversed against interest income when the loan is placed on nonaccrual status. Because of the uncertainty of the expected cash flows, the Company is accounting for nonaccrual loans under the cost recovery method, in which all cash payments are applied to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future collection of principal and interest are reasonably assured. The number of payments needed to meet this criteria varies from loan to loan. However, as a general rule, this criteria will be considered to have been met with the timely payment of six consecutive regularly scheduled monthly payments.

The following table provides details of the Company's loan portfolio internally assigned grade at December 31, 2011 and 2010:

	December 31, 2011					
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)					
Real estate						
Residential	$ 112,070	$ 5,549	$ 9,922	$ -	$ -	$ 127,541
Commercial	127,916	8,064	7,009	-	-	142,989
Residential Construction	1,954	3,582	4,176	-	-	9,712
Other Construction, Land Development & Other Land	19,461	14,551	14,626	-	-	48,638
Commercial	33,083	3,076	1,762	-	-	37,921
Consumer	2,316	137	797	-	-	3,250
Total	$ 296,800	$ 34,959	$ 38,292	$ -	$ -	$ 370,051

	December 31, 2010					
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)					
Real estate						
Residential	$ 101,115	$ 4,962	$ 12,087	$ 45	$ -	$ 118,209
Commercial	132,060	12,180	1,159	-	-	145,399
Residential Construction	4,009	6,739	5,104	-	-	15,852
Other Construction, Land Development & Other Land	24,220	21,409	20,412	-	-	66,041
Commercial	36,318	3,884	7,802	-	-	48,004
Consumer	3,415	188	90	-	-	3,693
Total	$ 301,137	$ 49,362	$ 46,654	$ 45	$ -	$ 397,198

These credit quality indicators are defined as follows:

Pass – A "pass" rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special Mention – A "special mention" asset has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special Mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A "substandard" asset is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified "doubtful" has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

Loss – Assets classified "loss" are considered uncollectible and of such little value that their continuing to be carried as an asset is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future.

The loan risk rankings were updated for the quarter ended December 31, 2011 on December 13, 14, and 15. The loan risk rankings were updated for the quarter ended December 31, 2010 on December 14, 15, and 16.

The following table provides details regarding impaired loans by segment and class at December 31, 2011 and December 31, 2010:

	December 31, 2011			December 31, 2010		
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
			(Dollars in thousands)			
With no related allowance:						
Real estate						
Residential	$ 4,013	$ 4,168	$ -	$ 3,312	$ 3,382	$ -
Commercial	291	303	-	-	-	-
Residential Construction	1,772	1,785	-	505	505	-
Other Construction, Land Development & Other Land	4,747	7,519	-	1,942	3,044	-
Commercial	294	300	-	543	545	-
Consumer	707	707	-	-	-	-
Total	$ 11,824	$ 14,782	$ -	$ 6,302	$ 7,476	$ -
With an allowance:						
Real estate						
Residential	$ 2,580	$ 3,619	$ 787	$ 6,246	$ 6,266	$ 1,977
Commercial	2,618	3,336	818	355	367	138
Residential Construction	-	-	-	1,474	1,489	241
Other Construction, Land Development & Other Land	4,659	4,969	1,450	6,091	6,091	1,450
Commercial	821	848	250	5,072	5,088	1,912
Consumer	-	-	-	-	-	-
Total	$ 10,678	$ 12,772	$ 3,305	$ 19,238	$ 19,301	$ 5,718
Total						
Real estate						
Residential	$ 6,593	$ 7,787	$ 787	$ 9,558	$ 9,648	$ 1,977
Commercial	2,909	3,639	818	355	367	138
Residential Construction	1,772	1,785	-	1,979	1,994	241
Other Construction, Land Development & Other Land	9,406	12,488	1,450	8,033	9,135	1,450
Commercial	1,115	1,148	250	5,615	5,633	1,912
Consumer	707	707	-	-	-	-
Total	$ 22,502	$ 27,554	$ 3,305	$ 25,540	$ 26,777	$ 5,718

The following table provides details of the balance of the allowance for loan losses and the recorded investment in financing receivables by impairment method for each loan portfolio segment:

	Real Estate						
	Residential	Commercial	Residential Construction	Other Construction, Land Devel . & Other Land	Commercial	Consumer	Total
				(Dollars in thousands)			
December 31, 2011							
Allowance for loan losses, evaluated							
Individually	$ 787	$ 818	$ -	$ 1,450	$ 250	$ -	$ 3,305
Collectively	2,893	557	650	725	1,120	21	5,966
Total ending allowance	$ 3,680	$ 1,375	$ 650	$ 2,175	$ 1,370	$ 21	$ 9,271
Loans, evaluated							
Individually	$ 6,593	$ 2,909	$ 1,772	$ 9,406	$ 1,115	$ 707	$ 22,502
Collectively	120,948	140,080	7,940	39,231	36,807	2,543	347,549
Total ending loans	$ 127,541	$ 142,989	$ 9,712	$ 48,637	$ 37,922	$ 3,250	$ 370,051
December 31, 2010							
Allowance for loan losses, evaluated							
Individually	$ 1,977	$ 138	$ 241	$ 1,450	$ 1,912	$ -	$ 5,718
Collectively	1,454	622	253	2,849	119	21	5,318
Total ending allowance	$ 3,431	$ 760	$ 494	$ 4,299	$ 2,031	$ 21	$ 11,036
Loans, evaluated							
Individually	$ 9,558	$ 355	$ 1,979	$ 8,033	$ 5,615	$ -	$ 25,540
Collectively	108,651	145,044	13,873	58,008	42,389	3,693	371,658
Total ending loans	$ 118,209	$ 145,399	$ 15,852	$ 66,041	$ 48,004	$ 3,693	$ 397,198

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments on principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management's policy is generally to evaluate only those loans greater than $250 thousand for impairment as these are considered to be individually significant in relation to the size of the loan portfolio. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The following table presents interest income recognized and the average recorded investment of impaired loans.

	December 31,	
	Interest Income Recognized	Average Recorded Investment
	(Dollars in thousands)	
2011		
Real estate		
Residential	$ 304	$ 6,835
Commercial	53	2,988
Residential Construction	74	1,841
Other Construction, Land Development & Other Land	629	9,925
Commercial	64	1,191
Consumer	4	707
Total	$ 1,128	$ 23,487
2010		
Real estate		
Residential	$ 402	$ 9,473
Commercial	21	370
Residential Construction	83	2,094
Other Construction, Land Development & Other Land	306	6,880
Commercial	90	5,772
Consumer	-	-
Total	$ 902	$ 24,589

Cash payments received on impaired loans are applied on a cash basis with all cash receipts applied first to principal and any payments received in excess of the unpaid principal balance being applied to interest.

Troubled Debt Restructurings

The Company adopted the amendments in Accounting Standards Update No. 2011-02 during the period ended September 30, 2011. As required, the Company reassessed all restructurings that occurred on or after the beginning of the current fiscal year (January 1, 2011) for identification as troubled debt restructurings. The Company identified as troubled debt restructurings certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology (ASC 450-20). Upon identifying the reassessed receivables as troubled debt restructurings, the Company also identified them as impaired under the guidance in ASC 310-10-35. The amendments in Accounting Standards Update No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired. At the end of the first interim period of adoption for the Company (September 30, 2011), the Company determined that there were no receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under Section 310-10-35.

Modification Categories

The Company offers a variety of modifications to borrowers. The modification categories offered can generally be described in the following categories:

Rate Modification - A modification in which the interest rate is changed.

Term Modification - A modification in which the maturity date, timing of payments, or frequency of payments is changed.

Interest Only Modification – A modification in which the loan is converted to interest only payments for a period of time.

Payment Modification – A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Combination Modification – Any other type of modification, including the use of multiple categories above.

As of September 30, 2011 and December 31, 2010, there were no available commitments outstanding for troubled debt restructurings.

The following tables present troubled debt restructurings as of December 31, 2011 and December 31, 2010:

	December 31, 2011			
	Total Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
	(Dollars in thousands)			
Real estate				
Residential	11	$ 183	$ 4,133	$ 4,316
Commercial	-	-	-	-
Residential Construction	1	1,025	-	1,025
Other Construction, Land Development & Other Land	4	2,164	641	2,805
Commercial	4	-	185	185
Consumer	-	-	-	-
Total	20	$ 3,372	$ 4,959	$ 8,331

	December 31, 2010			
	Total Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
	(Dollars in thousands)			
Real estate				
Residential	11	$ 490	$ 4,942	$ 5,432
Commercial	-	-	-	-
Residential Construction	4	-	1,078	1,078
Other Construction, Land Development & Other Land	-	-	-	-
Commercial	4	-	244	244
Consumer	-	-	-	-
Total	19	$ 490	$ 6,264	$ 6,754

The Company's policy is that loans placed on non-accrual will typically remain on non-accrual status until all principal and interest payments are brought current and the prospect for future payment in accordance with the loan agreement appear relatively certain. The Company's policy generally refers to six months of payment performance as sufficient to warrant a return to accrual status.

Loans reviewed for consideration of modification are reviewed for potential impairment at the time of the restructuring. Any identified impairment is recognized as a reduction in the allowance.

The following tables present newly restructured loans that occurred during twelve months ended December 31, 2011 and 2010, respectively, of which all loans presented the same outstanding recorded investment both pre-modification and post modification:

	December 31, 2011						
	Number of Contracts	Rate Modifications	Term Modifications	Interest Only Modifications	Payment Modifications	Combination Modifications	Total
				(Dollars in thousands)			
Real estate							
Residential	-	$ -	$ -	$ -	$ -	$ -	$ -
Commercial	-	-	-	-	-	-	-
Residential Construction	1	-	-	-	-	1,025	1,025
Other Construction, Land Development & Other Land	3	-	-	-	-	2,265	2,265
Commercial	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-
Total	4	$ -	$ -	$ -	$ -	$ 3,290	$ 3,290

	December 31, 2010						
	Number of Contracts	Rate Modifications	Term Modifications	Interest Only Modifications	Payment Modifications	Combination Modifications	Total
				(Dollars in thousands)			
Real estate							
Residential	9	$ -	$ -	$ -	$ -	$ 1,925	$ 1,925
Commercial	-	-	-	-	-	-	-
Residential Construction	1	-	-	-	-	1,025	1,025
Other Construction, Land Development & Other Land	-	-	-	-	-	-	-
Commercial	4	-	-	-	-	185	185
Consumer	-	-	-	-	-	-	-
Total	14	$ -	$ -	$ -	$ -	$ 3,135	$ 3,135

The following tables represent financing receivables modified as troubled debt restructurings and with a payment default, with the payment default occurring within 12 months of the restructure date, and the payment default occurring during the twelve month periods ended December 31, 2011 and 2010, respectively:

	December 31, 2011			December 31, 2010		
	Number of Contracts		Recorded Investment	Number of Contracts		Recorded Investment
	(Dollars in thousands)			(Dollars in thousands)		
Real estate						
Residential	7	$	1,249	1	$	535
Commercial	-		-	-		-
Residential Construction	-		-	-		-
Other Construction, Land Development & Other Land	-		-	-		-
Commercial	3		117	1		124
Consumer	-		-	-		-
Total	10	$	1,366	2	$	659

Note 5 - Premises and equipment

Major classifications of these assets are summarized as follows:

	December 31,			
	2011		2010	
	(Dollars in thousands)			
Land	$	4,378	$	4,378
Building		5,061		5,061
Furniture and equipment		3,224		2,781
Leasehold improvements		1,757		1,723
		14,420		13,943
Less acculumated depreciation		3,147		2,543
Premises and equipment, net	$	11,273	$	11,400

Accumulated depreciation and amortization at December 31 was as follows:

	2011		2010	
	(Dollars in thousands)			
Building	$	375	$	245
Furniture and equipment		2,008		1,716
Leasehold improvements		764		582
	$	3,147	$	2,543

Certain Company premises and equipment are leased under various operating leases. Rental expense was $425 thousand and $441 thousand in 2011 and 2010, respectively.

Future minimum payments, by year and in the aggregate for operating leases with initial or remaining terms in excess of one year as of December 31, 2011, dollars in thousands, are as follows:

2012	$	373
2013		310
2014		299
2015		284
2016		264
Thereafter		811
	$	2,341

Note 6 - Deposits

Major categories of deposits at December 31, 2011 and 2010 follow:

	2011		2010	
	Amount	Average Rate	Amount	Average Rate
	(Dollars in thousands)			
Noninterest-bearing deposits				
Demand deposits	$ 46,427	0.00%	$ 40,379	0.00%
Interest-bearing deposits				
Money market and NOW accounts	167,575	0.45%	155,904	0.86%
Certificates of deposit				
Less than $100,000	82,570	2.16%	91,161	2.48%
Greater than $100,000	143,627	2.32%	139,426	2.77%
	$ 440,199		$ 426,870	

Time deposits will mature as follows:

2012	$	96,919
2013		24,455
2014		46,950
2015		32,911
2016		24,962
	$	226,197

The aggregate amount of deposits exceeding $250 thousand was $162.2 million and $131.0 million at December 31, 2011 and 2010, respectively.

The Company classifies deposit overdrafts as other consumer loans which totaled $37 thousand at December 31, 2011 and $67 thousand at December 31, 2010.

In the normal course of business, the Company has received deposits from directors and executive officers. At December 31, 2011 and 2010, deposits from directors and executive officers were approximately $3.7 million and $4.4 million. All such deposits were received in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

Note 7 – FHLB advances, securities sold under repurchase agreements and federal funds purchased

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company, they can be invested at a positive rate of return or are used to minimize interest rate risk.

As a member of the Federal Home Loan Bank of Atlanta, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB advances are secured by the pledge of FHLB stock and a blanket lien on qualified 1 to 4 family residential real estate loans and a blanket lien on qualified commercial mortgages.

Advances from the FHLB at December 31, 2011 and 2010 consist of the following:

2011	2010		
Advance Amount		Interest Rate	Maturity
(Dollars in thousands)			
$ -	$ 5,000	0.79%	9/1/2011
5,000	5,000	2.35%	2/1/2013
5,000	5,000	2.68%	9/23/2013
5,000	5,000	3.03%	9/23/2013
5,000	5,000	3.17%	9/23/2014
5,000	5,000	3.15%	9/23/2014
5,000	5,000	2.60%	2/2/2015
5,000	5,000	3.95%	4/13/2015
5,000	5,000	3.71%	6/24/2015
5,000	5,000	4.27%	1/27/2016
5,000	5,000	2.95%	12/6/2017
$ 50,000	$ 55,000		

Aggregate annual maturities of FHLB advances (based on final maturity dates) at December 31, 2011 are as follows:

2013	$ 15,000
2014	10,000
2015	15,000
2016	5,000
2017	5,000
	$ 50,000

During September 2010, the Company restructured $20 million in FHLB advances in which the interest rate was reduced from an average of 4.37% to 3.05% on the $20 million in advances. The maturities were extended by on average, approximately 1 year and ten months.

The Company has a credit line at the FHLB of Atlanta in the amount of approximately $103.8 million which may be utilized for short and/or long term borrowing. Collateral of $73.9 million has been pledged in the form of loans at December 31, 2011.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines currently total approximately $22.5 million, of which there were no outstanding draws at December 31, 2011.

The Company has outstanding securities sold under repurchase agreements. These agreements are generally corporate cash management accounts for the Company's larger corporate depositors. These agreements are settled on a daily basis and the securities underlying the agreements remain under the Company's control.

The Company uses federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured borrowings from other banks and generally mature daily.

	2011	2010
	(Dollars in thousands)	
Maximum outstanding during the year		
FHLB advances	$ 55,000	$ 55,000
Federal funds purchased	-	-
Repurchase agreements	2,650	2,979
Balance outstanding at end of year		
FHLB advances	50,000	55,000
Federal funds purchased	-	-
Repurchase agreements	1,608	1,077
Average amount outstanding during the year		
FHLB advances	53,329	54,192
Federal funds purchased	-	-
Repurchase agreements	1,331	1,361
Average interest rate during the year		
FHLB advances	3.08%	3.39%
Federal funds purchased	-	-
Repurchase agreements	0.48%	0.48%
Average interest rate at end of year		
FHLB advances	3.23%	3.01%
Federal funds purchased	-	-
Repurchase agreements	0.40%	0.50%

Note 8 – Subordinated debt

On December 15, 2005, $2.0 million of subordinated debt was issued by the Bank through a pooled underwriting. The securities have a fixed rate for five years, converting to three month LIBOR plus 1.37% effective December 13, 2010, and is payable quarterly. The interest rate at December 31, 2011 was 1.92%. The balance outstanding at December 31, 2011 and 2010 was $2.0 million. The securities may be redeemed at par beginning December 2010 and each quarter after such date until the securities mature on December 31, 2015.

The subordinated debt may be included in Tier 2 capital for regulatory capital adequacy determination purposes up to 50% of Tier 1 capital.

Note 9 – Cumulative Perpetual Preferred Stock

Under the United States Treasury's Capital Purchase (CCP), the Company issued $11.0 million in Cumulative Perpetual

Preferred Stock, Series A, in April 2009. In addition, the Company provided warrants to the Treasury to purchase 250,947 shares of the Company's common stock at an exercise price of $6.55 per share. These warrants are immediately exercisable and expire ten years from the date of issuance. The preferred stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% per annum thereafter. The preferred shares are redeemable at the option of the Company subject to regulatory approval.

Based on Black-Scholes options pricing model, the common stock warrants have been assigned a fair value of $2.27 per share or $661 thousand in the aggregate as of April 2009. As a result, $661 thousand has been recorded as the discount on the preferred stock and will be accreted as a reduction in net income available for common shareholders over the next five years at approximately $130 thousand per year. Correspondingly, $10.3 million has been assigned to the preferred stock. Through the discount accretion over the next five years, the preferred stock will be accreted up to the redemption amount of $11.0 million. For purposes of these calculations, the fair value of the common warrants as of April 2009 was estimated using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	2.34%
Expected life of warrants	5 years
Expected divident yield	0%
Expected volatility	35%

The Company's computation of expected volatility is based on weekly historical volatility since April 2003. The risk-free interest rate is based on the market yield for five year U.S. Treasury securities as of April 2009.

Note 10 – Trust Preferred Securities

On September 9, 2006, FCRV Statutory Trust I (the "Trust"), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On September 21, 2006, $5.2 million of Trust Preferred Capital Notes were issued through a pooled underwriting. The Trust issued $155 thousand in common equity to the Company. The equity investment of $155 thousand is included in other assets in the accompanying consolidated balance sheet. The securities have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 1.70%) which adjusts, and is payable quarterly. The interest rate at December 31, 2011 was 2.25%. $5.2 million was outstanding at December 31, 2011 and 2010. The securities may be redeemed at par beginning on September 15, 2011 and each quarter after such date until the securities mature on September 15, 2036. The principal asset of the Trust is $5.2 million of the Company's junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The trust preferred securities issued by the Company may be included in Tier 1 capital for regulatory adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred securities, not considered as Tier 1 capital, may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends.

Pursuant to current accounting standards, the Company does not consolidate the Trust.

Note 11 - Income taxes

Current accounting standards provide a comprehensive model for how we should recognize, measure, present, and disclose uncertain tax positions in our financial statements that we have taken or expect to take on our tax return. The Company does not have any significant uncertain tax positions as defined by accounting standards and therefore there was no effect on our financial position or results of operations as a result of implementing the standard. If they were to arise, interest and penalties associated with unrecognized tax positions will be classified as additional income taxes in the statement of income. Tax returns for all years 2010 and thereafter are subject to possible future examinations by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. The Company expects that it is more likely than not that it will have the ability to utilize all deferred tax assets and accordingly no valuation adjustment has been recognized in the financial statements as of December 31, 2011 and 2010. Significant components of the Company's deferred income tax liabilities and assets are as follows:

	2011	2010
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for Loan Losses	$ 3,044	$ 3,623
Stock based compensation	112	88
OREO impairment	385	169
Nonaccrual loans	613	366
Net operating loss carryforward	885	-
Other	36	-
	5,075	4,246
Deferred tax liabilities:		
Depreciation	495	250
Unrealized holding gain on available-for-sale securities	332	71
Deferred loan costs	356	324
Prepaids	43	22
Other	27	49
	1,253	716
Net deferred tax asset	$ 3,822	$ 3,530

A reconciliation of the federal taxes at statutory rates to the tax provision for the year ended December 31, 2011 and 2010 is as follows:

	2011	2010
	(Dollars in thousands)	
Federal statutory rate	$ (1,687)	$ (1,193)
Tax-exempt interest income	(189)	(166)
Nondeductible expenses	41	16
Stock based compensation	20	-
BOLI cash surrender value	(75)	(5)
Miscellaneous	4	12
Provision for income taxes expense	$ (1,886)	$ (1,336)

Income tax attributable to income before income tax expense is summarized as follows:

	2011	2010
	(Dollars in thousands)	
Current federal income tax expense	$ (1,333)	$ 704
Deferred federal income tax expense	(553)	(2,040)
Total	$ (1,886)	$ (1,336)

Note 12 - Related party transactions

In the normal course of business, the Company has made loans to its officers and directors. Total loans at December 31, 2011 amounted to approximately $9.4 million (excluding $580 thousand in loans to a Director who retired in 2011) of which approximately $2.2 million represents unused lines of credit. Total loans to these persons at December 31, 2010 amounted to $11.0 million of which $1.6 million represented unused lines of credit. During 2011, new loans to officers and directors amounted to $653 thousand and repayments amounted to $2.3 million. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations.

During the years ended December 31, 2011 and 2010, the Company utilized the services of a law firm for advice on various legal matters. The Chairman of the Board of Directors is also a principal in this law firm. The law firm was approved to provide various legal services to the Company at a cost of $354 thousand and $347 thousand for the years ended December 31, 2011 and 2010, respectively.

The Company also utilized services of other businesses to acquire furniture and office supplies and the purchase of a replacement vehicle. Several Board members are involved with the daily activity of these businesses. Total purchases for the years ended December 31, 2011 and 2010 were $46 thousand and $62 thousand, respectively.

Note 13 - Regulatory requirements and restrictions

The Company is subject to various federal and state regulatory requirements, including regulatory capital requirements administered by the federal banking agencies to ensure capital adequacy. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2011 the Bank was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category.

The Company's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2011						
Total capital to risk weighted assets						
Consolidated	$ 51,321	13.17%	$ 31,179	8.00%	$ 38,974	10.00%
First Capital Bank	$ 50,526	12.97%	$ 31,165	8.00%	$ 38,956	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$ 45,195	11.60%	$ 15,589	4.00%	$ 23,384	6.00%
First Capital Bank	$ 44,402	11.40%	$ 15,583	4.00%	$ 23,374	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$ 45,195	8.37%	$ 21,591	4.00%	$ 26,989	5.00%
First Capital Bank	$ 44,402	8.23%	$ 21,588	4.00%	$ 26,985	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2010						
Total capital to risk weighted assets						
Consolidated	$ 55,422	13.74%	$ 32,375	8.00%	$ 40,469	10.00%
First Capital Bank	$ 53,869	13.38%	$ 32,240	8.00%	$ 40,300	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$ 48,693	12.08%	$ 16,188	4.00%	$ 24,282	6.00%
First Capital Bank	$ 47,161	11.71%	$ 16,120	4.00%	$ 24,180	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$ 48,693	9.04%	$ 21,548	4.00%	$ 26,935	5.00%
First Capital Bank	$ 47,161	8.76%	$ 21,535	4.00%	$ 26,918	5.00%

The amount of dividends payable by the Company depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank's paid-in capital. Each of the Commission and the FDIC has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

Note 14 - Commitments and contingent liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers in the Richmond metropolitan area. These financial instruments include unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition. Financial instruments with off-balance-sheet risk are summarized as follows:

	2011	2010
	(Dollars in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Unused commercial lines of credit	$ 39,535	$ 39,737
Unused consumer lines of credit	12,501	12,162
Standby and Performance Letters of Credit	5,879	6,796
Loan commitments	14,092	2,191
	$ 72,007	$ 60,886

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit is represented by the contractual notional amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include personal property, commercial property, residential property, land, and accounts receivable.

Note 15 - Concentration of credit risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting primarily of the Richmond metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

At times, cash balances at financial institutions are in excess of FDIC insurance coverage. The Bank believes no significant risk of loss exists with respect to those balances.

Note 16 – Fair value disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value of a reasonable point within the range this is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, we group financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value.

- Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities in active markets at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 – Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market date for substantially the full term of the asset or liability.

- Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for instruments measured as fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). In quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). We obtain a single quote for all securities. Quotes for all of our securities are provided by our securities accounting and safekeeping correspondent bank. We perform a review of pricing data by comparing prices received from third party vendors to the previous month's quote for the same security and evaluate any substantial changes.

The following tables present the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010. Securities identified in Note 3 as restricted securities including stock in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank are excluded from the table below since there is not ability to sell these securities except when the FHLB or FRB require redemption based on either our borrowings at the FHLB, or in the case of the FRB changes in certain portions of our capital.

	December 31, 2011			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Assets:				
Available-for-sale securities	$ -	$ 84,035	$ -	$ 84,035

	December 31, 2010			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Assets:				
Available-for-sale securities	$ -	$ 86,787	$ -	$ 86,787

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual loans.

The following describes the valuation techniques used to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements.

Impaired Loans: Loans are designated as impaired when, in the judgment of management, based on current information and events, it is probable that all amounts when due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and account receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed external appraiser using observable market date (Level 3). However, if the collateral is a house or building in the process of construction or if a appraisal of the real estate property is over two years old, then the fair value is considered Level 3. If a real estate becomes a nonperforming loan, if the valuation is over one year old, either an evaluation by an officer of the bank or an outside vendor, or an appraisal is performed to determine current market value. We consider the value of a partially completed project for our loan analysis. For nonperforming construction loans, we obtain a valuation of each partially completed project "as is' from a third party appraiser. We use this third party valuation to determine if any charge-offs are necessary.

The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

Loans held for sale: The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted price exists, the fair value of a loan is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan. As such, we classify loans subjected to nonrecurring fair value adjustments as Level 2.

Other Real Estate Owned: Certain assets such as other real estate owned ("OREO") are measured at fair value less cost to sell. We believe the fair value component in our valuation of OREO follows the provisions of accounting standards.

The following tables summarize our financial assets that were measured at fair value on a nonrecurring basis during the periods.

	December 31, 2011			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Impaired loans	$ -	$ -	$ 19,197	$ 19,197
Loans held for sale	-	1,366	-	1,366
Other real estate owned	-	-	7,646	7,646
Total	$ -	$ 1,366	$ 26,843	$ 28,209

	December 31, 2010			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Impaired loans	$ -	$ -	$ 19,822	$ 19,822
Other real estate owned	-	-	2,615	2,615
Total	$ -	$ -	$ 22,437	$ 22,437

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks – The carrying amounts of cash and due from banks approximate their fair value.

Available-for-sale and held-to-maturity securities – Fair values measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity (Level 3). The carrying value of restricted Federal Reserve Bank and Federal Home Loan Bank stock approximates fair value based on the redemption provisions of each entity and is therefore excluded from the following table.

Loans receivable – Fair values are based on carrying values for variable-rate loans that reprice frequently and have no significant change in credit risk. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The interest rates on loans at December 31, 2011 and 2010 are current market rates for their respective terms and associated credit risk.

Loans held for sale—Loans held for sale are carried at the lower of cost or market value. These loans currently consist of residential real estate, owner occupied loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different from cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the years ended December 31, 2011 and 2010. Gains and losses on the sale of loans are recorded within income on the Consolidated Statements of Operations.

Deposit liabilities – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest – The carrying amounts of accrued interest approximate their fair values.

Advances from Federal Home Loan Bank – The carrying value of advances from the Federal Home Loan Bank due within ninety days from the balance sheet date approximate fair value. Fair values for convertible advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on convertible advances with similar remaining maturities.

Repurchase agreements – The carrying value of repurchase agreements due within ninety days from the balance sheet date approximate fair value.

Subordinated Debt – The values of our subordinated debt are variable rate instruments that re-price on a quarterly basis, therefore, carrying value is adjusted for the three month repricing lag in order to approximate fair value.

Bank Owned Life Insurance – The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Off-balance-sheet instruments – Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and counterparties' credit standings. These are not deemed to be material at December 31, 2011 and 2010.

The estimated fair values of the Company's financial instruments as of December 31, 2011 and 2010 are as follows:

	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and cash equivalents	$ 50,359	$ 50,359	$ 32,367	$ 32,367
Investment securities	86,919	87,151	89,176	89,149
Loans receivable, net	360,969	369,843	386,209	394,489
Loans held for sale	1,366	1,373	-	-
Accrued interest	1,689	1,689	2,062	2,062
Financial liabilities				
Deposits	$ 440,199	$ 446,429	$ 426,871	$ 429,597
FHLB advances	50,000	53,496	55,000	57,766
Subordinated debt	7,155	3,600	7,155	3,455
Repurchase agreements	1,608	1,608	1,077	1,077

We assume interest rate risk (the risk that general interest rate levels will change) as a result of our normal operations. As a result, the fair values of our financial instruments will change when interest rates levels change and that change may be either favorable or unfavorable to us. We attempt to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to repay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. We monitor rates and maturities of assets and liabilities and attempt to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate our overall interest rate risk.

Note 17 – Stock option plan

The Company has a First Capital Bancorp, Inc. 2000 Stock Option Plan (the Plan) pursuant to which options may be granted to Directors, officers and key employees. The Plan authorizes grants of options to purchase up to 338,484 shares of the Company's authorized, but unissued common stock. On March 17, 2010, the Company's Board of Directors adopted the First Capital Bancorp, Inc. 2010 Equity Incentive Plan (the "2010 Plan"), which was approved by the stockholders of the Company at the annual meeting of stockholders held on May 19, 2010. The 2010 Plan makes available up to 150,000 shares of the Company's common stock for issuance upon the grant or exercise of restricted stock, stock options or other equity-based awards as permitted under the 2010 Plan. Each employee and director of the Company and its affiliates may participate in the 2010 Plan. Unless sooner terminated, the 2010 Plan will terminate on May 19, 2020. Stock options totaling 120,500 and 2,000 were granted during 2011 and 2010. All stock options have been granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms, vest at the rate of 50 percent per year for Directors and 33 1/3 percent per year for employees.

A summary of the status of the Company's unvested stock options as of December 31, 2011 and 2010 and changes during the year then ended is presented below:

Unvested Stock Options	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2010	23,200	$ 1.88
Granted	120,500	2.05
Vested	65,847	2.09
Forfeitures	2,167	1.16
Unvested at December 31, 2011	75,686	$ 1.98

Unvested Stock Options	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2009	38,382	$2.01
Granted	2,000	2.28
Vested	17,182	2.41
Forfeitures	-	-
Unvested at December 31, 2010	23,200	$1.88

As of December 31, 2011 and 2010, there was $163 thousand and $37 thousand, respectively, of total unrecognized compensation costs related to unvested stock options. That cost is expected to be recognized over a period of 2.0 years.

The weighted-average option price and weighted-average remaining term of stock options awarded and not exercised were as follows as of December 31:

	2011	2010
Weighted-average price	$ 8.04	$ 9.70
Weighted-average term (in years)	6.0	4.5

A summary of the stock option activity is as follows:

	Options	Weighted-Average Exercise Price
Options outstanding December 31, 2009	317,600	$ 9.48
Granted	2,000	4.85
Expired	18,000	5.32
Options outstanding December 31, 2010	301,600	$ 9.70
Granted	120,500	3.95
Expired	74,500	8.12
Options outstanding December 31, 2011	347,600	$ 8.04

The following table summarizes information about stock options outstanding as December 31, 2011:

	Options Outstanding		
Exercise Prices	Options Outstanding at December 31, 2011	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$3.94 to $7.00	159,550	8.6 years	$ 4.18
$7.07 to $10.00	100,025	2.8 years	$ 9.38
$10.57 to $17.67	88,025	5.0 years	$ 13.53
	347,600		

	Options Exerciseable		
Exercise Prices	Options Outstanding Exercisible at December 31, 2011	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$3.94 to $7.00	83,864	8.1 years	$ 4.34
$7.07 to $10.00	100,025	2.8 years	$ 9.38
$10.57 to $17.67	88,025	5.0 years	$ 13.53
	271,914		

At December 31, 2011, the fair value of the quoted stock was less than the exercise price of all options outstanding, therefore the assessed intrinsic value for all options was zero.

The Company estimates the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model. Additional valuation and related assumption information for the Company's stock option plan is presented below:

	Year Ended December 31,	
	2011	2010
Weighted average per share fair value of options granted during the year	$2.05	$2.28
Dividend yield	0.00%	0.00%
Expected life	6 years	6 years
Expected volatility	51.77%	46.80%
Average Risk-free interest rate	2.87%	2.12%

Note 18 – Other employee benefit plans

During April 1999, the Company instituted a contributory thrift plan through the Virginia Bankers Association, covering all eligible employees. Participants may make contributions to the plan during the year, with certain limitations. During 2011 and 2010, the Company contributed to the plan an amount equal to seventy-five percent of the first six percent contributed. The participants are 100% vested upon three years of service to the Company. Expenses amounted to $214 thousand and $190 thousand in 2011 and 2010, respectively.

Note 19 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. *Diluted* EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	Year Ended December 31,	
	2011	2010
	(Dollars in thousands except per share data)	
Net loss allocable to common stockholders	$ (3,755)	$ (2,850)
Weighted average number of shares outstanding	2,971	2,971
(Loss) per common share - basic	($1.26)	($0.96)
Effect of dilutive securities:		
Weighted average number of shares outstanding	2,971	2,971
Effect of stock options	-	-
Diluted average shares outstanding	2,971	2,971
(Loss) per common share - assuming dilution	($1.26)	($0.96)

The anti-dilutive shares were 347,600 and 301,600 as of December 31, 2011 and 2010, respectively.

Note 20 – Other Events

The Company has commenced a rights offering whereby stockholders as of 5:00 pm Eastern Standard Time on February 10, 2012 were offered the right to purchase up to 8,913,513 units (individually, a "Unit") for a price of $2.00 per Unit. Each Unit consists of one share of common stock and a transferrable warrant to purchase one-half of a share of common stock upon the terms described in the prospectus filed with the SEC. The common stock and warrants will be issued separately but will be purchased together in the rights offering and the public offering.

For each share of common stock held as of the record date, a stockholder will have the nontransferable right to subscribe for up to three Units in the offering ("Basic Subscription Privilege"). We have separately entered into a standby purchase agreement with Kenneth R. Lehman, a private investor (the "Standby Purchaser"). Pursuant to the Standby Purchase Agreement, the Standby Purchaser has agreed to acquire from us, at the subscription price of $2.00 per Unit, 350,000 Units if such Units are available after exercise of the Basic Subscription Privilege. The Standby Purchaser is required to purchase 350,000 only if we have sold at least 2,500,000 Units in the right offering and public offering, but he may waive this requirement and purchase such Units even if the Company has not sold 2,500,000 to other subscribers.

Note 21—Bank Owned Life Insurance

During 2011 and 2010, the Bank purchased life insurance on key employees in the face amount of $21.4 million and $1.3 million respectively. Per ASC 325-30, "*Investments in Insurance Contracts*," these policies are recorded at their cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2011, the BOLI cash surrender value was $8.9 million resulting in other income for 2011 of $220 thousand and an annualized net yield after tax of 5.66%.

The Bank also has a Supplemental Executive Retirement Plan ("SERP") for the benefit of certain key officers. The SERP provides selected employees who satisfy specific eligibility requirements with supplemental benefits upon retirement, death, or disability in certain prescribed circumstances. The Bank recorded expense totaling $32 thousand and $10 thousand, respectively, for each of the years in the two year period ended December 31, 2011. The accrued liability related to the SERP was approximately $41 thousand and $10 thousand as of December 31, 2011 and 2010, respectively.

Note 22 – Condensed Financial Information – Parent Company Only

Following are condensed financial statements of First Capital Bancorp, Inc. as of and for the year ended December 31, 2011 and 2010:

Condensed Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
	(Dollars in thousands)	
Assets		
Cash on deposit with subsidiary bank	$ 543	$ 1,225
Investment is subsidiary	45,045	47,298
Investment is special purpose subsidiary	155	155
Other assets	169	225
	$ 45,912	$ 48,903
Liabilities and Stockholder's Equity		
Trust preferred debt	$ 5,155	$ 5,155
Other liabilities	74	73
Total liabilities	5,229	5,228
Stockholders' Equity		
Preferred stock	44	44
Common stock	11,885	11,885
Additional paid-in capital	29,695	29,739
Retained earnings	(1,942)	1,643
Warrants	661	661
Discount on preferred stock	(303)	(434)
Accumulated other comprehensive income, net of taxes	643	137
Total stockholders' equity	40,683	43,675
	$ 45,912	$ 48,903

Condensed Statements of Income
Years Ended December 31, 2011 and 2010

	2011	2010
	(Dollars in thousands)	
Income		
Interest income	$ 7	$ 20
Dividends	3	3
Total Income	10	23
Expenses		
Interest	105	107
Other expenses	193	92
Total Expenses	298	199
Net loss before tax benefit	(288)	(176)
Income tax benefit	(98)	(59)
Net loss before undistributed equity in subsidiary	(190)	(117)
Undistributed equity in subsidiary	(2,886)	(2,056)
Net loss	$ (3,076)	$ (2,173)

First Capital Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Years Ended December 31, 2011 and 2010

Condensed Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
	(Dollars in thousands)	
Cash Flows from Operating Activities		
Net loss	$ (3,076)	$ (2,173)
Adjustments to reconcile net (loss) income to net cash provided by operating activities		
Undistributed earnings of subsidiary	2,886	2,056
Decrease in other assets	55	35
Increase in other liabilities	1	-
Net cash used in operations	(134)	(82)
Cash Flows from Investing Activities		
Capital contribution to subsidiary	-	-
Net cash from (used) in investing activities	-	-
Cash Flows from Financing Activities		
Issurance of preferred stock to U.S. Treasury, net of related expenses	-	-
Dividends on preferred stock	(548)	(548)
Net cash provided by financing activities	(548)	(548)
Net decrease in cash	(682)	(630)
Cash and cash equivalents, beginning of year	1,225	1,855
Cash and cash equivalents, end of year	$ 543	$ 1,225

First Capital Bancorp, Inc.

First Capital Bancorp, Inc.
4222 Cox Road
Glen Allen, VA 23060

July 12, 2012

Dear Stockholder:

We cordially invite you to attend the annual meeting of stockholders of First Capital Bancorp, Inc., a Virginia corporation (the "Company"). The meeting will be held on August 22, 2012, at 4:00 p.m. at Hilton Richmond Hotel & Spa/Short Pump, 12042 West Broad Street, Richmond, Virginia.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares your own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card at your earliest convenience.

We look forward to seeing you at the meeting.

Sincerely,

Grant S. Grayson
Chairman of the Board

FIRST CAPITAL BANCORP, INC.
4222 Cox Road
Glen Allen, Virginia 23060

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD AUGUST 22, 2012

The Annual Meeting of Stockholders of first Capital Bancorp, Inc. will be held at Hilton Richmond Hotel & Spa/Short Pump, 12042 West Broad Street, Richmond, Virginia at 4:00 p.m., on Wednesday, August 22, 2012 for the following purposes:

1) To elect three (3) directors to serve until the 2015 Annual Meeting of Stockholders or until their successors are duly elected and qualified.

2) To approve an amendment to the First Capital Bancorp, Inc. 2010 Stock Incentive Plan to increase the authorized number of shares reserved for issuance by 360,000 shares.

3) To approve an amendment to the Articles of Incorporation to authorize the Board of Directors to effect a reverse stock split of the common stock.

4) To approve, in an advisory (non-binding) vote, the compensation of executives disclosed in this Proxy Statement.

5) To ratify the appointment of Cherry, Bekaert & Holland as independent registered public accountant for the year ending December 31, 2012.

6) To transact such other business as may properly come before the meeting or any adjournment thereof.

Only stockholders of record at the close of business on July 2, 2012 are entitled to notice of the meeting and to vote at the meeting or any adjournment thereof.

STOCKHOLDERS ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE REGARDLESS OF WHETHER OR NOT THEY EXPECT TO ATTEND THE MEETING. IF YOU HOLD SHARES OF COMMON STOCK THROUGH A BROKER OR OTHER NOMINEE, YOUR BROKER OR OTHER NOMINEE WILL VOTE YOUR SHARES FOR YOU IF YOU PROVIDE INSTRUCTIONS ON HOW TO VOTE YOUR SHARES. IN THE ABSENCE OF INSTRUCTIONS, YOUR BROKER CAN ONLY VOTE YOUR SHARES ON CERTAIN LIMITED MATTERS, BUT WILL NOT BE ABLE TO VOTE YOUR SHARES ON OTHER MATTERS (INCLUDING THE ELECTION OF DIRECTORS). IT IS IMPORTANT THAT YOU PROVIDE VOTING INSTRUCTIONS BECAUSE BEGINNING THIS YEAR, BROKERS AND OTHER NOMINEES NO LONGER HAVE THE AUTHORITY TO VOTE YOUR SHARES FOR THE ELECTION OF DIRECTORS AND OTHER ITEMS WITHOUT INSTRUCTIONS FROM YOU.

Important Notice regarding the Availability of Proxy Materials for the Annual Meeting: This proxy statement and First Capital Bancorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 may be viewed at:http://www.cfpproxy.com/4780.

GLEN ALLEN, VIRGINIA	**BY ORDER OF THE BOARD OF DIRECTORS**
July 12, 2012	**WILLIAM W. RANSON, SECRETARY**

PROXY STATEMENT
OF
FIRST CAPITAL BANCORP, INC.
4222 Cox Road
Glen Allen, Virginia 23060

FOR ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement (the "Proxy Statement") is furnished to the stockholders of First Capital Bancorp, Inc., a Virginia corporation and a bank holding company (hereinafter referred to as "FCB" or the "Company") in connection with the solicitation by the Board of Directors of FCB of proxies to be voted at the Annual Meeting of Stockholders of FCB to be held at 4:00 p.m., on Wednesday, August 22, 2012, or any adjournment thereof. The approximate mailing date of this Proxy Statement and the accompanying proxy is July 12, 2012.

FCB is the successor to First Capital Bank, a Virginia banking company (the "Bank"). Pursuant to a share exchange transaction that was effective September 8, 2006 (the "Share Exchange"); the Bank became a wholly-owned subsidiary of FCB. To the extent applicable and appropriate, references herein to the "Company" or "FCB" shall include references to the Bank and references to prior time periods for "FCB" or the "Company" shall include prior time periods for the Bank.

Only stockholders of record of the Company's common stock at the close of business on July 2, 2012 are entitled to notice of and to vote at the annual meeting or any adjournment thereof. At the close of business on July 2, 2012, there were 11,884,682 shares of the company's common stock outstanding and entitled to vote at the Company's annual meeting. A majority of the votes entitled to be cast by the holders of the common stock, represented in person or by proxy, will constitute a quorum for the transaction of business at the annual meeting.

Each share of common stock entitles the record holder thereof to one vote upon each matter to be voted upon at the annual meeting. Shares for which the holder has elected to abstain or to withhold the proxies' authority to vote (including broker non-votes) on a matter will count toward a quorum, but will not be included in determining the number of votes cast with respect to such matter.

The cost of solicitation of proxies will be borne by the Company. Solicitation is being made by mail, and if necessary, may be made in person or by telephone or special letter by officers and employees of the Company or its subsidiaries, acting without compensation other than regular compensation.

All properly executed proxies received by FCB prior to the meeting will be voted at the meeting in accordance with any direction noted thereon. Proxies on which no specification has been made will be voted **FOR** the nominees for election as directors, **FOR** the amendment to the 2010 Stock Incentive Plan increasing the number of authorized shares reserved for issuance by 360,000 shares, **FOR** the amendment to the Articles of Incorporation to authorize the Board of Directors to effect a reverse stock split of the common stock, **FOR** the advisory vote on executive compensation and **FOR** Item 5. ANY STOCKHOLDER OF RECORD WHO HAS EXECUTED AND DELIVERED A PROXY MAY REVOKE IT AT ANY TIME BEFORE IT IS VOTED BY ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON, OR BY GIVING WRITTEN NOTICE OF REVOCATION OF THE PROXY TO THE SECRETARY, OR BY SUBMITTING TO FCB A SIGNED PROXY BEARING A LATER DATE.

All references in this Proxy Statement to FCB's last fiscal year refer to the period from January 1, 2011 to December 31, 2011.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

Holders of common stock of FCB, par value $4.00 per share, are entitled to vote at the meeting. Each share of FCB Common Stock is entitled to one vote on all matters which may come before the meeting. As of July 2, 2012, the record date for the determination of stockholders entitled to notice of and to vote at the meeting, there were 11,884,682 shares of FCB Common Stock issued and outstanding.

The following table shows the shares of FCB Common Stock beneficially owned by (i) each director or nominee for director, (ii) each executive officer of the Company named in the Summary Compensation Table, and (iii) all directors and executive officers of FCB as a group, as of June 30, 2012. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director or executive officer living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Number of Shares [(1)]	Percent of Class [(1)]
Gerald Blake	96,130	*
Grant S. Grayson	197,788	1.7
Gary L. Armstrong	69,417	*
Yancey S. Jones	214,500	1.8
John M. Presley	242,388	2.0
Debra L. Richardson	47,400	*
Joseph C. Stiles, Jr.	63,547	*
Robert G. Watts, Jr.	67,158	*
Richard W. Wright	253,775	2.1
Gerld Yospin	69,781	*
Current directors and executive officers as a group (14 persons)	1,431,382	12.0%

(1) Amounts reflect shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2012, as follows: Mr. Blake 14,725 shares; Mr. Grayson 22,725 shares; Mr. Armstrong 6,167 shares; Mr. Jones 11,725 shares; Mr. Presley 36,667; Ms. Richardson 10,750 shares; Mr. Stiles 14,725 shares; Mr. Watts 25,583 shares; Mr. Wright 20,225 shares; and Mr. Yospin 14,725 shares. Also included are shares of common stock issuable upon the exercise of warrants currently exercisable as follows: Mr. Blake 16,281, Mr. Grayson 50,000, Mr. Armstrong 17,250; Mr. Jones 53,750; Mr. Presley 62,485; Ms. Richardson 7,500; Mr. Stiles 6,250; Mr. Watts 9,175; Mr. Wright 33,800 and Mr. Yospin 10,123.

* Ownership interest less than 1%.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table set forth, as of June 30, 2012, unless otherwise noted, certain information with respect to beneficial ownership of shares of common stock by owners or more than 5% of shares of common stock known to FCB.

Name	Number of Shares [1]	Percent of Class [1]
Kenneth R. Lehman	7,303,612	51.0%

(1) Amount reflects 2,434,537 shares of common stock issuable upon the exercise of warrants currently exercisable.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board of Directors of FCB is divided into three classes (I, II and III). Directors of FCB are elected on a staggered basis for three-year terms, with approximately one-third of the directors having terms expiring each year. Three (3) directors in Class III are to be elected at this meeting to serve for a term of three years expiring at the Annual Meeting of Stockholders to be held in 2015.

With respect to the election of directors, a majority of the outstanding shares of Company Common Stock entitled to vote on the matter present at the meeting in person or by proxy will constitute a quorum. Shares for which the holder has elected to abstain or withhold the proxy's authority to vote (including broker nonvotes) will count toward a quorum.

Proxies received from stockholders will be voted in favor of the nominees unless stockholders specify otherwise on their proxies. Although the Board of Directors does not expect that any of the persons named will be unable to serve as a director, should any of them be unable to accept nomination or election, it is intended that shares represented by the accompanying form of proxy will be voted by the proxy holders for such other person or persons as may be designated by the present Board of Directors.

Certain information concerning the three (3) nominees for election at this meeting, and the directors who will continue in office after the meeting, is set forth below. Unless otherwise specified, each director has held his or her current position for at least five years. The biographies of each of the nominees and continuing directors below contains information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualification, attributes or skills that caused the Board of Directors to determine that the person should serve as a director for the Company beginning in 2012.

NOMINEES FOR ELECTION AS DIRECTORS
FOR THREE-YEAR TERMS EXPIRING IN 2015

Name, Age and Year First Became Director	Principal Occupation
Robert G. Watts, Jr., 52 Director since 2001	President of First Capital Bancorp, Inc. and President and CEO of First Capital Bank. From June 1, 1999 until taking a position with the bank on December 20, 2000, Mr. Watts was Senior Vice President and Senior Lending Officer of The Bank of Richmond (now Bank of Hampton Roads). The Board believes that Mr. Watts' long career in the banking industry, including extensive experience in the central Virginia area, makes him well qualified to serve as a director.
Debra L. Richardson, 49 Director since 2003	President and owner of Business and Healthcare Solutions, PLC which specializes in financial strategies for businesses and healthcare providers. Prior to forming Business and Healthcare Solutions in 2005, Ms. Richardson served as President of MMR Holdings, a supplier of health care imaging services, for two years. Prior to that she worked for 15 years at the accounting firm of Keiter Stephens, the last 10 years as the partner in charge of the Healthcare practice. The Board believes that Ms. Richardson's extensive executive and management experience, particularly her extensive accounting and financial reporting experience, makes her well qualified to serve as a director.
John M. Presley, 51 Director since 2008	Chief Executive Officer and Managing Director of First Capital Bancorp, Inc. Prior to joining First Capital Bancorp, Inc., Mr. Presley served as Senior Vice President, Head of Strategic Initiatives for Fifth Third Bank since April 2006. From October 2004 through April 2006, Mr. Presley was the Chief Financial Officer for Marshall & Ilsley Corporation. For 15 years prior to that Mr. Presley served in various capacities with National Commerce Financial and its affiliates, which included, from July 2003 through October 2004 Chief Financial Officer of National Commerce Financial and immediately prior to that President and Chief Executive Officer of First Market Bank. Mr. Presley serves as Lead Director and Chairman of the Audit Committee of Lumber Liquidators, Inc. The Board believes that Mr. Presley's long and extensive career in the banking and financial services industries makes him well qualified to serve as a director.

DIRECTORS WHOSE TERMS EXPIRE IN 2013
CLASS II

Name, Age and Year First Became Director	Principal Occupation
Yancey S. Jones, 61 Director since 1998	Executive Vice President of TSRC, Inc./MEGA Office Furniture, servicing Virginia, Maryland and DC with office supplies and office furniture. The Board believes that Mr. Jones' extensive executive and management experience, together with his knowledge of the local business community, makes him well qualified to serve as a director.
Joseph C. Stiles, Jr., 90 Director since 1998	Owner and President of Luck Chevrolet, Inc., Ashland, Virginia, a long-standing Chevrolet dealership. Mr. Stiles was appointed a member of the Board of Directors of Hanover National Bank in 1965 and served in that capacity until the merger with First Virginia Bank-Colonial in 1986, and remained on the Board of First Virginia Bank-Colonial until December, 1995. The Board believes that Mr. Stiles' extensive executive and management experience, together with his prior experience as a bank director, makes him well qualified to serve as a director.
Richard W. Wright, 77 Vice Chairman of the Board Director since 1998	Chairman of Heritage Union, a life insurance holding company. Former Chairman of James River Group, a property and casualty insurance holding company. Mr. Wright is also the former Chairman of Peoples Security Life Insurance Company and the former Chairman and Director of Front Royal, Inc., a property casualty insurance holding company. Mr. Wright is also the President and Director of the Wright Group, an insurance consulting company located in Richmond. The Board believes that Mr. Wright's extensive executive and management experience, together with his prior experience serving as a director of a public company, makes him well qualified to serve as a director.

DIRECTORS WHOSE TERMS EXPIRE IN 2014
CLASS I

Name, Age and Year First Became Director	Principal Occupation
Gerald Blake, 58 Director since 1998	Owner Exit First Realty, a Richmond, Virginia company that lists and sells real estate. Former owner and President of Select Office Systems, a Richmond based company that sells and markets office equipment. The Board believes that Mr. Blake's extensive executive and

	management experience, together with his prior experience in and knowledge of the Virginia real estate market makes him well qualified to serve as a director.
Grant S. Grayson, 59 Chairman of the Board Director since 1998	Partner in the law firm of LeClairRyan, A Professional Corporation since November 2009. Prior to November 2009, Mr. Grayson was a partner in the law firm of Cantor Arkema, P.C. The Board believes that Mr. Grayson's extensive experience advising companies on legal and financial matters makes him well qualified to serve as a director.
Gerald H. Yospin, 70 Director since 1998	Owner of commercial real estate. Mr. Yospin is a former senior associate and member of the Retail Brokerage Department of Grubb & Ellis/Harrison & Bates, Inc., located in Richmond, Virginia. The Board believes that Mr. Yospin's extensive experience in real estate development and his knowledge of the Virginia real estate market make him well qualified to serve as a director.

No director is related to any other director or executive officer of FCB by blood, marriage or adoption.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Information with respect to Robert G. Watts, Jr., our President and John M. Presley, our Chief Executive Officer and Managing Director, is set forth above. Information with respect to certain other executive officers is as follows:

Gary L. Armstrong, Executive Vice President, Commercial Banking Leader: Prior to joining us in 2009, Mr. Armstrong was the Commercial Banking Group Manager with First Market Bank where he spent the previous eleven years in various commercial banking and credit administration roles.

William D. Bien, Jr., Executive Vice President and Senior Lending Officer: Prior to joining us in 2003 as Senior Vice President, Mr. Bien served for several years as Executive Vice President and Senior Lender at CommonWealth Bank (now First Community Bank), Richmond, Virginia.

Andrew G. Ferguson, Executive Vice President and Chief Credit Officer: Prior to joining us in January 2010, Mr. Ferguson served as head of Credit Administration at First Market Bank for eight years. Mr. Ferguson has over 20 years of commercial banking experience in Richmond.

William W. Ranson, Executive Vice President and Chief Financial Officer: Prior to joining us in 2004, Mr. Ranson was a Senior Manager with Cherry, Bekaert and Holland, L.L.P., the Bank's independent registered public accounting firm. Prior to joining Cherry, Bekaert and Holland, Mr. Ranson served as Executive Vice President and Chief Financial Officer of CommonWealth Bank, (now First Community Bank), Richmond, Virginia.

James E. Sedlar, Executive Vice President and Chief Operating Officer: Prior to joining us in 2008, Mr. Sedlar served as a Senior Vice President with SunTrust Bank. Prior to working for SunTrust Bank, Mr. Sedlar was the owner/president of a single family homebuilding company.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

Leadership Structure

The Board of Directors believes that having a non-insider director, Mr. Grayson, serve as Chairman of the Board is in the best interest of the Company's stockholders at this time. The structure ensures a greater role for the non-insider directors in the oversight of the Company and active participation of the non-insider directors in setting agendas and establishing priorities and procedures for the work of the Board. The Board believes its administration of its risk oversight function has not affected the Board's leadership structure.

Risk Management

The Board is actively involved in managing risks that could affect the Company and its operations. This oversight is conducted primarily through committees of the Board, but the full Board has retained responsibility for general oversight of risk.

The primary risks affecting the Company's business are credit risks associated with its loan portfolio. The Board has implemented written policies and procedures to help manage this risk. The Company's loan approval process includes a management loan committee, the Loan Committee of the Board of Directors and, for certain larger loans, the full Board. The Company's senior Credit Officer reports to the Board monthly on the activities of the management loan committee and on the status of various delinquent or non-performing loans. The Loan Committee and the Board reviews lending policies proposed by management, and the full Board establishes total lending limits for the Company and considers lending policies recommended by the Loan Committee of the Board.

The Risk Committee assists the Board with its oversight responsibilities with respect to (a) the Company's control processes related to the risks inherent in the Company's business, (b) assessing and reviewing specific risks, including credit, market, fiduciary, liquidity, reputational, operational, fraud strategic, technology, data-security and business continuity risks, and (c) the Company's overall risk management activities.

The Audit Committee, with the assistance of management, is generally responsible for overseeing and identifying risks related to the integrity of the Company's financial statements, including liquidity requirements and compliance with regulatory requirements. The Audit Committee reviews with management and the Company's outside accountants the Company's accounting policies, and internal controls, along with the disclosure and content in the Company's financial statements. Any material risks or related issues identified by the Audit Committee are presented to the full Board for consideration.

The Compensation Committee, with the assistance of management, is responsible for monitoring and identifying risks associated with the Company's compensation programs and policies. Any material risks or related issues identified by the Compensation Committee are presented to the full Board for consideration.

Independence

Except for Mr. Watts and Mr. Presley, all of the Company's directors are "independent" as defined by the listing standards of NASDAQ. However, based on his affiliation with LeClairRyan, Mr. Grayson is not "independent" for the purpose of serving on the Audit Committee of the Board of Directors.

Director Nominees

FCB does not have a standing nominating committee. Instead, the full Board of Directors functions in this capacity. The Company believes that such an approach is preferable to having a nominating committee because it assures the widest possible scope in the identification and selection of potential new Board members. Because Mr. Watts and Mr. Presley are not independent directors, they do not participate in any discussions or votes regarding director nominees.

Under the Company's bylaws, a stockholder may nominate a person for election as a director only if written notice of such nominee is received by FCB at least ninety (90) days in advance of the annual meeting (or seven days after receipt of notice in the event of a special meeting). Any notice with respect to a stockholder nominee for director shall set forth: (i) the name of nominee and the stockholder making the nomination; (ii) a representation that the stockholder is a stockholder of record entitled to vote at the meeting; (iii) such additional information as may be required to be included in a proxy statement under applicable rules; and (iv) the consent of the nominee to serve as a director if elected.

The Company has not paid any fees to any third-party for identifying and evaluating any potential nominees, and no stockholder nominees were received for this annual meeting.

The Board considers a number of factors in identifying and selecting nominees for directors, including business experience and relationships within the community. Stockholder nominees, if properly presented to the Board, are not treated any differently by the Board than would a nominee identified by the Board.

The Board does not have a formal policy on Board nominee diversity. In identifying potential nominees for open Board seats, the Board strives to build and maintain a Board that has a proper mix of skills and experience to best position the Company to achieve its business objectives. In particular, the Board looks at relevant subject matter expertise, depth of knowledge in areas that are important to the Company and its operations, and diversity of thought, background, perspective and experience to ensure proper debate and consideration of the Company's strategies and operations. In addition the Board looks for nominees who (i) have integrity; (ii) have sufficient experience and ability to understand fully the Company's business; (iii) have the ability and willingness to devote a sufficient amount of time to meet the responsibilities of a director; and (iv) are free of any significant conflict of interest that might interfere with the nominee's independence and ability to perform the duties of a director.

Communications with the Board

FCB has no formal policy or procedure governing stockholder communications with the Board or individual directors.

The Board does not believe that a formal policy is necessary because, as a community bank whose directors are all local residents and members of the local business community with numerous relationships with civic, community service, professional and other groups and associations, stockholder access to Board members is readily available. Furthermore, any communication received by the Bank and directed to the Board or an individual director will generally be passed along to such persons. To date, the Board has not received any complaints or other indications from stockholders that a formal policy for contacting the Board or individual directors is appropriate or required.

The Company's website also invites interested parties to contact the Company, and specifically the investor relations liaison, with any questions and/or comments about FCB matters.

Attendance at Annual Meeting

The FCB has no formal policy regarding attendance by directors at the annual meeting of the Company's stockholders. The Company believes that no such policy is necessary because, as a community bank whose directors are all local residents and members of the local business community, the Company's directors generally are available to attend, and look forward to attending, the annual meeting. Consistent with this belief, all of the Company's directors attended the 2011 annual meeting.

Board Meetings

The Board of Directors held 13 meetings during 2011. Each incumbent director attended 75% or more of the aggregate of (1) the total number of meetings of the Board of Directors (held during the period for which he or she was a director) and (2) the total number of meetings held by all committees of the Board of Directors on which he or she served (during the period for which he or she was a director).

Board Committees

The standing committees of the Board of Directors include an Audit Committee, a Loan Committee, a Risk Committee and a Compensation Committee.

Audit Committee

The Board of Directors of FCB has established a standing Audit Committee currently composed of three directors who are not officers of the Company and are independent as defined by the listing standards of NASDAQ. The members of the Audit Committee are: Gerald Blake, Yancey S. Jones, and Debra L. Richardson. During the 2011 fiscal year, the Audit Committee held 5 meetings.

2011 AUDIT COMMITTEE REPORT

The Audit Committee of FCB has adopted a formal written charter, which was included as an appendix to the proxy statement for the Bank's 2005 Annual Meeting of Stockholders. In connection with the performance of its responsibilities, the Audit Committee has:

- Reviewed and discussed the audited financial statements of FCB with management;
- Discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (required communication by external auditors with audit committees);
- Received from the independent auditors disclosures regarding the auditors, independence required by Independence Standards Board Standard No. 1 and discussed with the auditors the auditors' independence; and
- Recommended, based on the review and discussion noted above, to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Gerald Blake
Yancey S. Jones
Debra C. Richardson

The Audit Committee charter requires that the committee include at least one member who qualifies as an audit committee financial expert, meaning that such person must (i) have an understanding of GAAP and its application to financial statements; (ii) have experience in preparing, auditing, analyzing or evaluating financial statements with issues similar to those applicable to the Company's financial statements; (iii) understand audit committee functions; and (iv) understand internal controls and procedures for financial reporting. Debra L. Richardson is the member of the Audit Committee who meets these requirements. As noted above, Ms. Richardson is independent as defined by the listing standards of NASDAQ.

Loan Committee

The Board of Directors of FCB has established a Loan Committee. The members of the Loan Committee are: Gerald Yospin, Grant S. Grayson, Gerald Blake, Joseph C. Stiles, Jr., Robert G. Watts, Jr., Richard W. Wright and John M. Presley. The primary purpose of the Loan Committee is to establish lending policy and procedures (including loan approval authority levels), approve applicable credits, and continually monitor the overall quality of FCB's assets. During the 2011 fiscal year, the Loan Committee held 15 meetings.

Risk Committee

The Board of Directors of FCB has established a Risk Committee. The members of the Risk Committee are: Grant S. Grayson, Richard W. Wright and Gerald Blake. The primary purpose of the Risk Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with regard to (a) the risks inherent in the business of the Company and the control processes with respect to such risks, (b) the assessment and review of credit, market, fiduciary, liquidity, reputational, operational, fraud, strategic, technology, data-security and business-continuity risks, and (c) the risk management activities of the Company. During the 2011 fiscal year, the Risk Committee held 12 meetings.

Compensation Committee

The Board of Directors of FCB has established a Compensation Committee. The members of the Compensation Committee are: Richard W. Wright, Yancey S. Jones, and Grant S. Grayson. The primary purpose of the Compensation Committee is to oversee general human resource issues, as well as establish compensation levels for selected senior management. During the 2011 fiscal year, the Compensation Committee held 5 meetings.

DIRECTORS' COMPENSATION

For the year ended December 31, 2011, each non-employee member of our Board of Directors (other than the Chairman and Vice Chairman) received $1,000 for each Board meeting he or she attended, and $250 for each committee meeting he or she attended. The Chairman and Vice Chairman received $1,500 for each Board meeting attended.

In 2011, non-employee directors received $134,750 in the aggregate as compensation for their services as directors.

The following table sets forth a summary of certain information concerning the compensation paid by us to our directors, other than Robert G. Watts, Jr. and John M. Presley, during 2011. Information regarding the compensation paid to Mr. Watts and Mr. Presley is disclosed under *"Executive Compensation."*

Name	Fees Earned or Paid in Cash		Total
Gerald Blake	$19,750		$19,750
Grant S. Grayson	$27,250		$27,250
Yancey S. Jones	$15,500		$15,500
Joseph C. Stiles, Jr.	$15,000		$15,000

Richard W. Wright	$27,250		$27,250
Gerald Yospin	$16,000		$16,000
Debra L. Richardson	$14,000		$14,000

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the directors, executive officers, and persons who own more than ten percent (10%) of a registered class of FCB's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors, and greater than ten percent (10%) stockholders are required by Commission regulation to furnish FCB Capital with copies of all Section 16(a) forms they file.

To FCB's knowledge, based solely on a review of the copies of reports furnished to FCB, FCB believes that all filings applicable to its executive officers, directors and ten percent (10%) beneficial owners complied with applicable regulations during the last fiscal year.

EXECUTIVE COMPENSATION

Summary

The following table sets forth a summary of certain information concerning the cash compensation paid by FCB for services rendered in all capacities during the years ended December 31, 2011 and 2010, to the Chief Executive Officer of FCB (the Company's Principal Executive Officer) and certain other executive officers of First Capital Bank who had total compensation during the 2011 fiscal year which exceeded $100,000. The following table does not include certain perquisites that do not exceed $10,000 each:

Name and Principal Position	Year	Salary	Bonus	Other (1)	All Other Compensation (2)	Option Awards Aggregate Grant Date Fair Value (3)	Total
John M. Presley Chief Executive Officer and Managing Director (Principal/ Executive Officer)	2011	$285,825	$0	$8,216	$9,396	$23,168	$326,605
	2010	233,871	0	0	9,419	19,951	263,241
Robert G. Watts, Jr. President of First Capital Bancorp, Inc. and President and Chief Executive Officer of First Capital Bank	2011	$205,613	$0	$12,334	$9,363	$5,835	$233,145
	2010	205,407	30,000	0	9,244	4,015	248,439

Gary L. Armstrong Senior Vice President and Commercial Banking Officer	2011 2010	$197,817 194,463	$0 0	$10,955 9,825	$7,608 0	$6,751 1,925	$223,131 206,213

(1) Amounts shown represent expenses incurred by the Company for SERP benefit costs for split-dollar life insurance policies on the named executives.

(2) Includes company contributions to the 401 (k) plan which are available to the executives named above on the same basis as to the general employee population.

(3) Amounts shown represent the aggregate full grant date fair value of each award calculated in accordance with FASB ACSC Topic 718. The assumptions made by the Company in making these valuations are set forth in Note 17. (Stock Option Plan) to the Company's audited financial statements for the year ended December 31, 2011, as included in the Company's Report on Form 10-K filed on March 30, 2012.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is a current or former officer of the Company or First Capital Bank. In addition, there are no compensation committee interlocks with other entities with respect to any such member.

Agreements with Executive Officers

The Company has entered into an Employment Agreement dated December 31, 2008 with Mr. John M. Presley. The Employment Agreement provides that Mr. Presley's employment is terminable at any time by either party, except that the Bank must give Mr. Presley 30 days' notice if it intends to terminate the agreement without "cause" (as defined therein). The agreement provides for an initial base salary of $200,000 per year, with the Board of Directors having the discretion to pay Mr. Presley additional compensation as a bonus based on the profitability of the Bank, and Mr. Presley's performance. In the event the Bank terminates Mr. Presley's employment without "cause", the Bank must pay to Mr. Presley his base salary for a period of six to 12 months, with such period to be determined by the Board of Directors in its reasonable discretion. In addition, in the event Mr. Presley's employment is terminated within nine months following a "change of control" (as defined in the agreement), Mr. Presley is entitled to receive his base salary for a period of 18 months following such termination. The agreement also prohibits Mr. Presley from competing with the Company under certain circumstances and for various periods of time following the termination of his employment, depending on when such termination occurs and the basis for such termination. Mr. Presley's current annual salary under the agreement is $285,000.

The Company has entered into an Executive Endorsement Split Dollar Agreement, (the "Presley Split Dollar Agreement") with Mr. Presley. Under the terms of the Presley Split Dollar Agreement, the Company shall acquire, own and hold one or more life insurance policies on the life of Mr. Presley. The Company shall be responsible for paying any and all premiums due and payable under such life insurance policies. Upon Presley's death, his designated beneficiaries shall be entitled to receive death proceeds from the policies totaling $2,160,000. The Company shall be entitled to the remainder of the death proceeds under such policies.

The Company has entered into an Amended and Restated Employment Agreement dated December 31, 2008 with Mr. Watts. The Employment Agreement provides that Mr. Watts' employment is terminable at any time by either party, except that the Company must give Mr. Watts 30 days' notice if it intends to terminate the agreement without "cause" (as defined therein). The agreement provides for an initial base salary of $200,000 per year, with the Board of Directors having the discretion to pay Mr. Watts additional compensation as a bonus based on the profitability of the Company, and Mr. Watts' performance. In the event the Company terminates Mr. Watts' employment without "cause", the Company must pay to Mr. Watts his base salary for a period of six to 12 months, with such period to be determined by the Board of Directors in its reasonable discretion. In addition, in the event Mr. Watts' employment is terminated within nine months following a "change of control" (as defined in the agreement), Mr. Watts is entitled to receive his base salary for a period of 18 months following such termination. The agreement also prohibits Mr. Watts from competing with the Bank under certain circumstances and for various periods of time following the termination of his employment, depending on when such termination occurs and the basis for such termination. Mr. Watts' current annual salary under the agreement is $205,000.

The Company has entered into an Executive Endorsement Split Dollar Agreement, (the "Watts Split Dollar Agreement") with Mr. Watts. Under the terms of the Watts Split Dollar Agreement, the Company shall acquire, own and hold one or more life insurance policies on the life of Mr. Watts. Upon Mr. Watts' death, his designated beneficiaries shall be entitled to receive death proceeds from the policies totaling $1,556,010. The Company shall be entitled to the remainder of the death proceeds under such policies.

The Company has entered into a Supplemental Executive Retirement Plan Agreement (the "SERP") dated February 1, 2011, with Mr. Armstrong. The SERP provides an unfunded, nonqualified, supplemental retirement benefit to Mr. Armstrong in the amount of $250,000. The benefits payable to Mr. Armstrong under the SERP vest at age 60, provided Mr. Armstrong is still employed by the Company at that time. If Mr. Armstrong dies, or if his employment is terminated by the Company without cause, the benefits payable under the SERP will automatically vest and be payable to Mr. Armstrong. The Company has also entered into a Split Dollar Life Insurance Agreement dated February 1, 2011 with Mr. Armstrong (the "Split Dollar Agreement"). The Company is responsible for all premiums due under the Split Dollar Agreement.

In connection with the Company's participation in the Treasury's TARP program, Messrs. Presley, Watts and Armstrong entered into letter agreements under which FCB is prohibited from paying to them any "golden parachute payment" which is defined as any payment upon departure from employment for any reason, except for payments for services performed or benefits accrued. Such restrictions will be applicable so long as the Company is participating in the TARP program.

Stock Option Plans

2000 Stock Option Plan

On March 15, 2000 the Board of Directors of First Capital Bank (the "Bank") adopted the First Capital Bank 2000 Stock Option Plan (the "Plan"), which was approved by the shareholders of the Bank at the annual meeting of shareholders held on May 24, 2000. The Plan originally made available up to 77,000 shares of common stock for the granting of stock options to employees, directors, consultants and other persons who have provided services to the Bank in the form of incentive stock options (employees only) and non-qualified stock options (collectively, "Options"). With each subsequent capital raise to support the Company's growth, the Plan has been amended. On March 19, 2003, the Board of Directors of the Bank approved an amendment to the Plan increasing the number of shares reserved for issuance upon exercise of options to be granted under the Plan by 52,170 shares. The amendment was approved by the shareholders of FCB at the annual meeting held on May 22, 2003, as a result of which the Plan made up to 129,170 shares available for issuance upon the exercise of options granted under the Plan. On February 16, 2005, the Board of Directors of the Bank approved an additional amendment to the Plan increasing the number of shares reserved for issuance upon exercise of options to be granted under the Plan by 26,486 shares. The amendment was approved by the shareholders of the Bank at the annual meeting held on May 18, 2005, as a result of which the Plan made up to 233,489 shares available for issuance upon the exercise of options granted under the Plan (after adjustment for the 3 for 2 stock that was effective December 28, 2005).

The Plan was adopted and approved as the FCB 2000 Stock Option Plan in connection with the consummation of the Share Exchange on September 8, 2006. In connection therewith, any and all options thereunder were automatically converted into options to acquire shares of stock in FCB. On February 21, 2007, the Board of Directors of FCB approved an additional amendment to the Plan increasing the number of shares reserved for issuance upon exercise of options to be granted under the Plan by 105,000 shares. The amendment was approved by the shareholders of FCB at the annual meeting held on August 15, 2007, as a result of which the Plan now makes up to 338,489 shares available for issuance upon the exercise of options granted under the Plan.

The Plan terminated in accordance with its terms on the tenth (10th) anniversary of the date of the adoption of the Plan by the Board. Accordingly, no further awards or grants may be made under the Plan.

2010 Stock Incentive Plan

On March 17, 2010, the Company's Board of Directors adopted the First Capital Bancorp, Inc. 2010 Stock Incentive Plan (the "2010 Plan"), which was approved by the shareholders of the Company at the annual meeting of shareholders held on May 19, 2010. The 2010 Plan makes available up to 150,000 shares of the Company's common stock for issuance upon the grant or exercise of restricted stock, stock options or other equity-based awards as permitted under the 2010 Plan. Each employee and director of the Company and its affiliates may participate in the 2010 Plan.

Unless sooner terminated, the 2010 Plan will terminate on May 19, 2020.

The 2010 Plan is administered by the Board of Directors, or a Committee thereof, which has the power to determine the persons to whom Options are to be granted. In administering the 2010 Plan, the Board of Directors or the Committee, as applicable, has the authority to determine the terms and conditions upon which Options may be made and exercised, to construe and interpret the 2010 Plan and to make all determinations and actions with respect to the 2010 Plan. Pursuant to the provisions of the 2010 Plan, the exercise price of incentive stock options awarded in the future shall not be less than the fair market value of FCB's Common Stock on the date the Option is granted. The exercise price of all other options awarded in the future will not be less than 85% of the fair market value of the stock on the date the option is granted. Furthermore, all Options may be subject to various vesting requirements that must first be satisfied in order for the Options to be exercisable. All Options to be granted to the executive officers and directors of FCB will be granted in accordance with Rule 16b-3 under the Exchange Act.

Option Grants

The following table sets forth information concerning individual grants of stock options made during the last fiscal year to the persons named in the Summary Compensation Table, which were approved by the Board of Directors of FCB.

Name	No. of Options Granted	Date of Grant	Exercise Price	Expiration Date
Robert G. Watts, Jr.	10,000	2/28/2011	3.94	2/28/2021
Gary L. Armstrong	8,500	2/28/2011	3.94	2/28/2021

Year End Option Values

The following table sets forth information concerning the total number of securities underlying unexercised options held at the end of the fiscal year by the persons named in the Summary Compensation Table.

Outstanding Option Awards at Fiscal Year End

	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End (1)		Option Exercise	Option Expiration
Name	Exercisable	Unexercisable	Exercisable	Unexercisable	Price	Date
John M. Presley	12,500	-	0	0	4.50	12/3/2019
	20,000	-	0	0	9.05	10/20/2018
Robert G. Watts, Jr.	3,334	6,666	0	0	3.94	2/28/2021
	2,500	-	0	0	12.00	1/16/2018
	2,275	-	0	0	17.50	1/27/2017
	15,000	-	0	0	10.00	12/17/2013
	225	-	0	0	7.33	3/19/2013
	2,250	-	0	0	7.00	12/11/2012
		-				
Gary L. Armstrong	2,833	5,667	0	0	3.94	2/28/2021
	3,333	1,667	0	0	4.60	11/30/2019

(1) The value of the in-the-money options at fiscal year-end was calculated by determining the difference between the price of a share of common stock and the exercise price of the options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no legal proceedings to which any director, executive officer or stockholder, or any affiliate thereof, is a party that would be material and adverse to the Company.

During fiscal 2011, FCB or the Bank extended credit to certain of its directors. All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company, and did not involve more than the normal risk of collectibility or present other unfavorable features. The Company is prohibited from making loans, with the exception of residential mortgages and educational loans, to executive officers in excess of certain dollar limits fixed by federal banking laws. The balance of loans to Company directors and executive officers totaled $9.4 million at December 31, 2011, or 23.0% of the Company's equity as of such date.

There are no existing or proposed transactions between FCB and its directors outside of those contemplated in the ordinary course of its banking business. In accordance with the foregoing, FCB currently employs the law firm of LeClairRyan, A Professional Corporation, with which Grant S. Grayson, the Chairman of the Board of Directors of FCB, is affiliated, as counsel to FCB. In addition, the Company purchases office supplies, furniture and equipment from the Supply Room Companies/Mega Office Furniture, with which Yancey Jones, a Director, is affiliated.

PROPOSAL NO. 2

APPROVAL OF AN AMENDMENT TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER THE FIRST CAPITAL BANCORP, INC. 2010 STOCK INCENTIVE PLAN

On June 20, 2012, the Company's Board of Directors adopted, subject to stockholder approval at the annual meeting, an amendment to the First Capital Bancorp, Inc. 2010 Stock Incentive Plan (the "2010 Plan") to increase the total number of shares reserved for issuance pursuant to grants thereunder by 360,000 shares to a total of 510,000 shares. The Board of Directors believes that the 2010 Plan continues to assist the Company in employing and retaining quality personnel, and in providing incentives to employees and others whose efforts are important to the Company's success. The amendment to increase the number of authorized shares reserved for issuance under the 2010 Plan is being proposed because only approximately 29,500 shares are currently available for issuance under the 2010 Plan.

Summary of the 2010 Plan

Purpose. The purpose of the 2010 Plan is to promote the success of the Company by providing greater incentive to selected employees, non-employee directors and consultants to associate their personal interests with the long-term financial success of the Company and with growth in stockholder value. The 2010 Plan is designed to provide the Company with flexibility in its ability to attract, retain and motivate the most qualified employees, directors and consultants upon whose judgment, interest, expertise and efforts the success of the Company largely depends.

Permissible Awards. The 2010 Plan authorizes awards in any of the following forms:

- Options to purchase shares of Company common stock, which may either be non-statutory stock options or incentive stock options under Section 422 of the U.S. Internal Revenue Code (the "Code"); and

- Restricted stock grants, which may be subject to restrictions on transferability and forfeiture.

- Such other types of equity-based or equity related awards as may be authorized or approved by the Board or the Committee (as defined below). These awards may involve the transfer of actual shares to participants or payment in cash or otherwise of amounts based on the value of shares of Company stock.

The last reported sale price of the Company's Common Stock on the NASDAQ Capital Market on June 22, 2012 was $2.26.

Eligibility. Each employee and director of the Company and its affiliates, and certain consultants and advisors providing services to the Company, may participate in the 2010 Plan. The Company has 95 employees, 7 non-employee directors and an indeterminate number of consultants or advisors.

Shares available for Awards. Subject to adjustment as provided in the 2010 Plan, the 2010 Plan reserved a total of 150,000 shares of common stock for issuance pursuant to awards granted under the 2010 Plan.

Limitations on Awards. The Company may grant awards for a maximum of 30,000 shares of common stock under the 2010 Plan to any one person during any one calendar year.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code denies a tax deduction to public companies for compensation paid to certain "covered employees" in a taxable year on excess of $1,000,000, unless the compensation meets certain exceptions, such as performance-based compensation. Stock options granted at fair market value may qualify as "performance-based compensation" if the plan under which the options are granted is approved by the stockholders and the plan states the maximum number of options that may be granted any individual over a specified period of time. For grants of restricted stock shares to meet the requirements of Section 162(m) of the Code, stockholders must approve the material provision of the plan regarding performance goals under which the awards will vest. The 2010 Plan contains all of these features and will enable awards under the 2010 Plan to qualify for full tax deductibility to the Company under Section 162(m) of the Code, if so desired.

Administration. The Board of Directors or a Board committee consisting of at least two disinterested directors (the "Committee"), administers the 2010 Plan. The Board or the Committee designates participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards; establishes, adopts or revises any rules and regulations it deems advisable to administer the 2010 Plan; and makes all other decisions and determinations necessary under the 2010 Plan.

Limitation on Transfer; Beneficiaries. Generally, participants may not assign or transfer awards, other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, by a qualified domestic relations order. The Board or the Committee may permit other transfers, however, where it concludes that a transfer will not accelerate taxation, will not cause any option intended to be an incentive stock option to fail to qualify as such, and that a transfer is otherwise appropriate and desirable, taking into account any factors deemed relevant, including, without limitation, applicable state or federal tax or securities laws or regulations. A participant may, in the manner determined by the Board or the Committee, designate a beneficiary to exercise the rights of the participant and receive any distribution with respect to any award upon the participant's death.

Acceleration upon Certain Events. Unless an award agreement provides otherwise, if a participant's service terminates by reason of death or disability, all of the participant's outstanding options and restricted stock awards will become fully exercisable and all time-based vesting restrictions on the outstanding awards will lapse. The vesting of awards will also accelerate upon a change in control, as defined in the 2010 Plan.

Adjustments. In the event of a stock split, a dividend payable in shares of Company common stock, or a combination or consolidation of the Company's common stock into a lesser number of shares, the 2010 Plan provides for the automatic proportionate adjustment of the share authorization limits, and the shares then subject to each award under the 2010 Plan, without any change in the aggregate purchase price for each award. If the Company is involved in another corporate transaction or event that affects its common stock, such as an extraordinary cash dividend, recapitalization, merger, consolidation, split-up, spin-off, combination or exchange of shares, the share authorization limits under the 2010 Plan will be adjusted proportionately and the Committee will adjust the 2010 Plan and outstanding awards as necessary to preserve the benefits or potential benefits of the awards.

New Plan Benefits. No grants have been made with respect to the additional shares that will be reserved for issuance under the 2010 Plan if the amendment is approved. The number of shares that may be granted to any director, any executive officer named in the Summary Compensation Table below or any other employee with respect to such additional shares is not determinable at this time because such grants are subject of the discretion of the Board or the Committee.

Termination and Amendment

The Board of Directors or the Committee may, at any time, and from time to time, modify or amend the 2010 Plan. Stockholders must approve amendments to the 2010 Plan that will materially increase the number of shares of stock issuable under the 2010 Plan, expand the types of awards provided under the 2010 Plan, materially expand the class of participants eligible to participate in the 2010 Plan, materially extend the term of the 2010 Plan, reduce the exercise price of stock options or otherwise constitute a material amendment requiring stockholder approval under applicable stock market or stock exchange listing requirements, laws, policies or regulations. In addition, the Board of Directors or the Committee may condition any amendment on the approval of the stockholders for any other reason. No terminations or amendment of the 2010 Plan may adversely affect any award previously granted under the 2010 Plan without the written consent of the affected participant. If not sooner terminated by the Board of Directors, the 2010 Plan will terminate on May 19, 2020.

Prohibition of Repricing

As discussed above under "Termination and Amendment", outstanding stock options cannot be repriced, directly or indirectly, without the prior consent of the Company's stockholders. The exchange of an "underwater" option (i.e., an option having an exercise price in excess of the current market value of the underlying stock) for another award under the 2010 Plan would be considered an indirect repricing and would, therefore, require the prior consent of the Company's stockholders.

Certain Federal Income Tax Effects

Non-statutory Stock Options. An option holder does not recognize any income upon the grant of a non-statutory stock option under the 2010 Plan. When the optionee exercises a non-statutory option, however, he or she will recognize ordinary income equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding federal income tax deduction, subject to any applicable limitations under Code Section 162(m). Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the optionee held the shares.

Incentive Stock Options. An option holder typically does not recognize any income upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for at least two years after the date the option is granted and for one year after receiving the shares upon exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the expiration of the required holding periods, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to that same amount. While the exercise of an incentive stock option may not result in current taxable, income, the excess of the fair market value of the option shares at the time of exercise over the exercise price may be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

Restricted Stock. Unless a participant makes an election to accelerate recognition of income to the date of grant as described below, a participant will not recognize income, and the Company will not be allowed a federal income tax deduction at the time a restricted stock award is granted, provided that the award is subject to restrictions on transfer and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock on that date (less any amount paid for the stock) and the Company will be allowed corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

Any future income recognized in the stock will be taxable to the participant at capital gains rates. However, if the participant later forfeits the stock, the participant will not be able to recover the tax previously paid pursuant to the code Section 83(b) election.

Other Equity Based Awards. In the case of other stock-based awards, the participant would generally recognize ordinary income in an amount equal to any cash received and the fair market value of the shares received on the date of payment or delivery. The Company would receive a federal income tax deduction in an amount equal to the ordinary income that the participant has recognized.

Available Shares

The maximum number of shares available for grants under the 2010 Plan is 150,000 shares. Grants covering approximately 120,500 shares have been made under the 2010 Plan, and approximately 29,500 shares are available for additional grants. Upon the adoption of the proposed amendment, the maximum number of shares available for issuance under the 2010 Plan will be increased by 360,000 shares to 510,000 shares.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE FIRST CAPITAL BANCORP, INC. 2010 STOCK INCENTIVE PLAN. THE AFFIRMATIVE VOTES OF A MAJORITY OF THE SHARES PRESENT AT THE ANNUAL MEETING AND ENTITLED TO VOTE IS REQUIRED FOR APPROVAL OF THE AMENDMENT.

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A REVERSE STOCK SPLIT OF COMMON STOCK

On June 20, 2012, the Board of Directors adopted resolutions: (1) declaring that an amendment to the Company's Articles of Incorporation to effect a reverse stock split, as described below, was advisable and (2) directing that a proposal to approve the reverse stock split be submitted to the stockholders for their approval at the annual meeting (the "Reverse Stock Split Proposal").

The Reverse Stock Split Proposal

The form of the proposed amendment to the Company's Articles of Incorporation to effect the reverse stock split is attached to this Proxy Statement as Appendix A. Under the terms of the Reverse Stock Split Proposal, the Board will be given the authority to determine whether and when to implement the proposed amendment. If and when a reverse stock split is implemented the Board will determine some amount, between 3 to 10 shares of issued and outstanding Common Stock of the Corporation ("Old Common Stock") which shall automatically be reclassified and converted into one share of Common Stock (the "Reverse Stock Split"). If the Reverse Stock Split Proposal is approved by our shareholders, the Board of Directors will determine, prior to the filing of the amendment with the Virginia State Corporation Commission, whether such an action is in the best interest of the shareholders, and if so, when the Reverse Stock Split shall occur and the ratio for such split. The Board will consider, among other things, the market price and liquidity of our Common Stock prior to implementing the Reverse Stock Split.

No fractional shares of Common Stock will be issued in connection with any Reverse Stock Split. A stockholder who would otherwise have been entitled to a fractional share of Common Stock will be entitled to receive a cash payment (without interest) in lieu of such fractional share in an amount determined by multiplying (i) the fractional share interest to which such shareholder would otherwise be entitled by (ii) the last reported sale price, or the closing price, of the Company's Common Stock on the

NASDAQ Capital Market (or any other exchange or system on which the Company's Common Stock is then listed or traded) on the day immediately preceding the effective date of the Reverse Stock Split.

Background and Reasons for the Proposal

The Board of Directors is submitting the Reverse Stock Split Proposal to our stockholders for approval with the primary intent of increasing the market price of our Common Stock. If approved by the stockholders and implemented by the Board, the Reverse Stock Split should also enhance liquidity. Accordingly, we believe that providing the Board with the ability to effect the Reverse Stock Split is in the Company's and our stockholders' best interests.

We believe that the Reverse Stock Split, if implemented, will make our Common Stock more attractive to a broader range of institutional and other investors, as we believe that the current market price of our Common Stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. We believe that, if approved and implemented by our Board of Directors, a Reverse Stock Split will make our Common Stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of our Common Stock.

Reducing the number of outstanding shares of our Common Stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our Common Stock. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Common Stock. As a result, there can be no assurance that the Reverse Stock Split, if implemented, will result in the intended benefits described above, that the market price of our Common Stock will increase following the Reverse Stock Split or that the market price of our Common Stock will not decrease in the future. Additionally, we cannot assure you that the market price per share of our Common Stock after a Reverse Stock Split will increase in proportion to the reduction in the number of shares of our Common Stock outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of our Common Stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

If the stockholders approve the Reverse Stock Split Proposal at the annual meeting, the Board will have authority to implement the Reverse Stock split until the close of business on July 31, 2013. Following such date, the Board will cease to have authority to implement the Reverse Stock Split in connection with such approval.

Board Discretion to Implement the Reverse Stock Split

If the proposed amendment is approved by our stockholders, it will be implemented, if at all, only upon a determination by our Board of Directors that a reverse stock split, at a ratio determined by the Board of Directors within the range of 3 to 10, is in the best interests of our stockholders. The Board of Directors' determination as to whether such a split will be implemented and, if so, the effective time and the ratio of such split, will be based upon several factors, including existing and expected marketability and liquidity of our Common Stock, prevailing market conditions and the likely effect on the market price of our Common Stock. If our Board of Directors determines to implement the Reverse Stock Split, the Board will consider various factors in selecting the ratio, including the overall market conditions at the time and the recent trading history of our Common Stock.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

In connection with the Reverse Stock Split, 5 to 10 shares of existing Common Stock will be combined into one new share of Common Stock. The number of shares of Common Stock issued and outstanding will therefore be reduced. The table below illustrates the effect of the Reverse Stock Split on the total number of Common Stock shares, within the authorized range of 5 to 10, expected to be outstanding after the completion of the Reverse Stock Split. As of the date hereof, there are 11,884,682 shares of Common Stock outstanding.

Reverse Stock Split Ratio	Approximate Number of Outstanding Shares of Common Stock Following the Reverse Stock Split
1-for-3	3,961,561
1-for-4	2,971,171
1-for-5	2,376,936
1-for-6	1,980,780
1-for-7	1,697,812
1-for-8	1,485,585
1-for-9	1,320,520
1-for-10	1,188,468

If implemented, the Reverse Stock Split will affect all holders of our Common Stock uniformly and will not affect any stockholder's percentage ownership interest in the Company. In addition, the Reverse Stock Split will not affect any stockholder's proportionate voting power.

The Reverse Stock Split may result in some stockholders owning "odd lots" of less than 100 shares of Common Stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares.

If the Reverse Stock Split is implemented, after the Effective Time, our Common Stock will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify our equity securities, and stock certificates with the older CUSIP number will need to be exchanged for stock certificates with the new CUSIP number by following the procedures described below.

After the Effective Time, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended. Our Common Stock will continue to be listed on the NASDAQ Capital Markets under the symbol "FCVA," or such other trading symbol as may be applicable at the time.

Beneficial Holders of Common Stock (i.e., stockholders who hold shares in street name)

If the Reverse Stock Split is implemented, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Common Stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split and making payment for fractional shares. Stockholders who hold shares of our Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Holders of Certificated Shares of Common Stock

If the Board implements the Reverse Stock Split, stockholders holding shares of our Common Stock in certificated form will be sent a transmittal letter by the transfer agent after the Effective Time. The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our Common Stock (the "Old Certificates") to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split Common Stock (the "New Certificates"). No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. Stockholders will then receive New Certificate(s) representing the number of whole shares of Common Stock that they are entitled as a result of the Reverse Stock Split. Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split Common Stock to which these stockholders are entitled. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates. If an Old Certificate has a restrictive legend on the back of the Old Certificate, the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

No fractional shares of Common Stock will be issued in connection with any Reverse Stock Split. A stockholder who would otherwise have been entitled to a fractional share of Common Stock will be entitled to receive a cash payment (without interest) in lieu of such fractional share in an amount determined by multiplying (i) the fractional share interest to which such shareholder would otherwise be entitled by (ii) the last reported sale price, or the closing price, of the Company's Common Stock on the NASDAQ Capital Market (or any other exchange or system on which the Company's Common Stock is then listed or traded) on the day immediately preceding the effective date of the Reverse Stock Split.

Effect of the Reverse Stock Split on Options, Restricted Stock Awards and Units, Warrants, and Convertible or Exchangeable Securities

Based upon the Reverse Stock Split ratio, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Common Stock. This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of Common Stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split. The number of shares deliverable upon settlement or vesting of restricted stock awards and units will be similarly adjusted. The number of shares reserved for issuance under these securities will be reduced proportionately based upon the Reverse Stock Split ratio determined by the Board of Directors.

Accounting Matters

As of the Effective Time, the stated capital attributable to Common Stock on the Company's balance sheet will be reduced proportionately based on the Reverse Stock Split ratio, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. Reported per share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

Certain Material Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our Common Stock.

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our Common Stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our Common Stock (a "U.S. holder"). This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address all of the tax consequences that may be relevant to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our Common Stock as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our Common Stock as a "capital asset" (generally, property held for investment).

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date hereof. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Common Stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

Recapitalization Treatment

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, no gain or loss will be recognized by a U.S. holder upon the Reverse Stock Split, except to the extent that cash received for fractional shares is more or less than the tax basis allocated to those fractional shares. Accordingly, the aggregate tax basis in the Common Stock received under the terms of the Reverse Stock Split should equal the aggregate tax basis in the Common Stock surrendered, and the holding period for the Common Stock received should include the holding period for the Common Stock surrendered.

No Appraisal Rights

Under Virginia law and our Articles of Incorporation, holders of our Common Stock will not be entitled to appraisal rights with respect to the Reverse Stock Split.

Vote Required

The affirmative vote of a majority of the holders of outstanding shares of Common Stock is required to approve the Reverse Stock Split Proposal. If you do not instruct your broker how to vote on this proposal, your broker may not vote your shares. Neither abstentions nor broker non-votes will be counted as votes cast for purposes of determining whether the proposal has received sufficient votes for approval.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE ARTICLES OF INCORPORTION TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A REVERSE STOCK SPLIT. THE AFFIRMATIVE VOTES OF A MAJORITY OF THE SHARES ENTITLED TO VOTE AT THE ANNUAL MEETING IS REQUIRED FOR APPROVAL OF THE AMENDMENT.

PROPOSAL NO. 4

ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

The American Recovery and Reinvestment Act of 2009 (the "ARRA") includes a provision requiring participants in the Treasury's Capital Purchase Program ("CPP"), like the Company, during the period in which any obligation arising from assistance provided under the CPP remains outstanding, to permit a separate and non-binding stockholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (the "SEC"). Such a proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to endorse or not endorse the Company's executive pay program. Accordingly stockholders of the Company are being asked to approve the following resolution:

"RESOLVED, that the stockholders of First Capital Bancorp, Inc. approve the compensation of executive officers as described in the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

As provided in the ARRA, this is an advisory vote only. Approval of the proposed resolution requires the affirmative vote of a majority of the shares present at the meeting and entitled to vote.

The Company believes that its compensation policies and procedures are strongly aligned with the long-term interests of its stockholders. Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

PROPOSAL NO. 5

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In 2011, FCB engaged the accounting firm of Cherry Bekaert & Holland, L.L.P. to audit its financial statements for 2011.

Audit Fees

The following table sets forth the professional fees paid to Cherry Bekaert & Holland, L.L.P by the Company for professional services rendered for the calendar years 2011 and 2010:

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

	2011	2010
Audit Fees [1]	$ 98,350	$ 80,000
Tax Fees [2]	$ 16,870	$ 15,700
Total Fees	$ 115,220	$ 95,700

[1] These are fees paid for professional services rendered for the audit of the Company's annual financial statements, for the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q and amounts related to the filing of a Registration Statement on Form S-1.

[2] These are fees paid on professional services rendered for the preparation of the Company's tax return and tax compliance services.

Financial Information Systems Design and Implementation Fees and All Other Fees

No fees for professional services were billed to FCB by Cherry, Bekaert & Holland during the fiscal year ended December 31, 2011, except for the fees described above. The Audit Committee pre-approved the audit, transaction fees and tax services.

At the stockholders meeting, a vote will be taken on a proposal by the Board of Directors to ratify the appointment of Cherry Bekaert & Holland as independent auditors for the year ending December 31, 2012. Ratification will require the affirmative vote of a majority of the common Stockholders present at the meeting.

Representatives of Cherry Bekaert & Holland are expected to be present at the annual meeting and will be available to respond to appropriate questions and to make a statement if they desire to do so.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF CHERRY BEKAERT & HOLLAND AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR THE YEAR ENDING DECEMBER 31, 2012.

OTHER MATTERS

Management does not know of any other business to be presented to the meeting except for matters incident to the conduct of the meeting. The persons named in the accompanying proxy will vote in accordance with the specifications on the proxy form and will vote in accordance with their best judgment on any other matters which properly come before the meeting.

STOCKHOLDER PROPOSALS

Subject to the rules of the Exchange Act, any stockholder who intends to submit a proposal for action at the annual meeting of stockholders must be a record or beneficial owner of at least one percent (1%) or $2,000 in market value of securities entitled to be voted at the meeting and must have held such securities for at least one year. Further, the stockholder must continue to own such securities through the date on which the meeting is held. Currently, the 2012 Annual Meeting of Stockholders is scheduled to be held on August 22, 2012, and this Proxy Statement is scheduled to be mailed on July 12, 2012. To be considered for inclusion in the proxy material for the 2013 Annual Meeting of Stockholders, stockholder proposals must be received by the Secretary of First Capital Bancorp, Inc. at 4222 Cox Road, Glen Allen, Virginia, 23060 on or before December 1, 2012.

Appendix A
Articles of Amendment to Articles of Incorporation

ARTICLES OF AMENDMENT
TO
THE ARTICLES OF INCORPORATION
OF
FIRST CAPITAL BANCORP, INC.

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

1. The name of the corporation is First Capital Bancorp, Inc.

2. The Corporation's Articles of Incorporation (the "Articles") are amended as follows:

(a) [The following paragraph is hereby added to the Articles as Article [__], paragraph [__]:

"[(i)] As of [time] on [date] (the "Effective Time"), a reverse stock split ("Reverse Stock Split") will occur, as a result of which each _____ shares of issued and outstanding Common Stock of the Corporation ("Old Common Stock") shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into ___ (__) share of the Corporation's Common Stock ("New Common Stock"). No fractional shares of Common Stock will be issued in connection with any Reverse Stock Split. A stockholder who would otherwise have been entitled to a fractional share of Common Stock will be entitled to receive a cash payment (without interest) in lieu of such fractional share in an amount determined by multiplying (i) the fractional share interest to which such shareholder would otherwise be entitled by (ii) the last reported sale price, or the closing price, of the Company's Common Stock on the NASDAQ Capital Market (or any other exchange or system on which the Company's Common Stock is then listed or traded) on the day immediately preceding the Effective Time. From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provisions hereof."]

3. The foregoing amendment was adopted on [ ], 2012.

4. Pursuant to Article VII of the Corporation's Articles of Incorporation, this amendment has been approved and recommended by at least two-thirds (2/3) of the Board of Directors of the Corporation.

5. The amendment was proposed by the board of directors and submitted to the shareholders in accordance with the provisions of Title 13.1, Chapter 9 of the Code of Virginia, and

(a) The number of outstanding shares, and number of votes entitled to be cast on the amendment, were:

Number of Outstanding Shares	Number of Votes

(b) The total number of votes cast for and against the amendment was:

Total Votes FOR	Total Votes AGAINST

(c) The total number of votes case for the amendment was sufficient for approval of the amendment.

IN WITNESS WHEREOF, First Capital Bancorp, Inc. has caused these Articles of Amendment to the Articles of Incorporation to be signed by [______], a duly authorized officer of the Corporation, on __________.

FIRST CAPITAL BANCORP, INC.

By:______________________
Name: ____________________
Title: _____________________